  As filed with the Securities and Exchange Commission on July 28, 1999.

                                                 Registration No. 333-80841
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                --------------

                            AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                    COMPUTER NETWORK TECHNOLOGY CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

             Minnesota                         41-1356476
  (State or Other Jurisdiction of           (I.R.S. Employer
  Incorporation or Organization)         Identification Number)

                        605 North Highway 169, Suite 800
                          Minneapolis, Minnesota 55441
                                 (612) 797-6000
  (Address, including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               Thomas G. Hudson,
                Chairman, President and Chief Executive Officer

                  COMPUTER NETWORK TECHNOLOGY CORPORATION
                        605 North Highway 169, Suite 800
                          Minneapolis, Minnesota 55441
                                 (612) 797-6000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                   Copies to:
        Morris M. Sherman, Esq.                   Bruce Alan Mann, Esq.
      Leonard, Street and Deinard               Kristian E. Wiggert, Esq.
       Professional Association                   Melissa L. Mong, Esq.
  150 South Fifth Street, Suite 2300             Morrison & Foerster LLP
     Minneapolis, Minnesota 55402                   425 Market Street
                                             San Francisco, California 94105
  Approximate date of commencement of proposed sale to the public. As soon as practicable after this Registration Statement becomes effective.
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         Proposed Maximum   Proposed Maximum    Amount of
 Titles Of Shares To Be   Amount To Be  Offering Price Per Aggregate Offering  Registration
       Registered          Registered        Note(1)            Price(1)           Fee
-------------------------------------------------------------------------------------------
 % Convertible Subordi-
 nated Notes Due 2004...  $69,000,000          100%           $69,000,000           *
Common Stock, $.01 par
 value(2)...............  3,502,538(3)         (3)                (3)              (3)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* The registration fee for the notes is $19,182. On June 15, 1999, the Registrant paid $24,198 in registration fees in connection with the initial filing of this Registration Statement on Form S-3.

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(c) under the Securities Act. Includes up to $9,000,000 principal amount of the notes which the underwriters have the option to purchase to cover over-allotments, if any.

(2) Includes attached preferred stock purchase rights issuable under the Registrant's Rights Agreement. See "Description of Capital Stock-- Shareholder Rights Plan" in the prospectus that is filed as part of this Registration Statement.

(3) The notes are convertible into shares of common stock. The securities registered hereby include an indeterminate number of common shares issuable upon conversion of the notes. The registrant estimates in good faith that the maximum number of shares issuable upon conversion will be 3,502,538, subject to final determination at pricing and adjustment pursuant to the terms of the notes. Pursuant to Rule 457(i), no additional registration fee is payable as no additional consideration will be received upon conversion of the notes.


  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed.        +
+Underwriters may not confirm sales of these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. +
+This prospectus is not an offer to sell these securities and we are not       +
+soliciting offers to buy these securities in any state where the offer or     +
+sale is not permitted.                                                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED JULY 28, 1999

PRELIMINARY PROSPECTUS

                                $60,000,000



                    Computer Network Technology Corporation

                 % Convertible Subordinated Notes Due 2004

                                 ------------

  Computer Network Technology Corporation is offering its  % Convertible
Subordinated Notes Due 2004. The notes will mature on August   , 2004 unless
previously redeemed. We will pay interest on the notes semi-annually on February 1 and August 1 of each year, beginning February 1, 2000.

  Holders may convert any notes or portions of the notes into shares of our
common stock at a conversion price of $    per share, subject to adjustment.
This is equivalent to      shares of common stock per $1,000 principal amount
of notes. Our common stock is quoted on the Nasdaq National Market under the symbol "CMNT." On July 23, 1999, the last reported sale price of our common stock was $14.813 per share.

  We may redeem the notes, in whole or in part, before August   , 2002 at a
redemption price equal to $1,000 per $1,000 principal amount of notes, plus accrued interest, if any, to the redemption date, if the closing price for our common stock has exceeded 150% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of the mailing of the notice of redemption. We will make an additional payment in cash with respect to the notes called for such redemption
of $    per $1,000 principal amount of notes, less the amount of interest actually paid on such note before the call for redemption.

  We may redeem the notes, in whole or in part, at any time on or after August , 2002, at the declining redemption prices listed in this prospectus plus accrued interest.

  In the event of a "Change of Control," under certain circumstances, holders may require us to repurchase their notes in whole or in part at a repurchase price of 100% of the principal amount plus accrued interest.

  The notes are unsecured and rank junior to all of our existing and future senior indebtedness.

  See "Risk Factors" beginning on page 8 to read about risks that you should consider before buying the notes.

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                 ------------

                                                                Per
                                                                Note   Total
                                                                ---- ----------
Public offering price.......................................... 100% $
Underwriting discounts and commissions.........................    % $
Proceeds, before expenses, to us...............................    % $

                                 ------------

  The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from August , 1999 and must be paid by the purchaser if the notes are purchased after that date.

  The underwriters may purchase up to an additional $9,000,000 aggregate principal amount of notes from us at the public offering price less the underwriting discount.

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on August , 1999.

                                 ------------

Bear, Stearns & Co. Inc.
                      SG Cowen

                                              Morgan Keegan & Company, Inc.

                   The date of this prospectus is    , 1999.

[Caption/Title: CNT's SAN/WAN Networking Solutions

Graphic: Illustrative diagram showing our SAN/WAN networking solutions and the location of where our network solutions products are utilized in a SAN/WAN network configuration. Under the caption, the following key applications are represented textually in bullets: fibre channel switching, remote tape vaulting, remote disk mirroring, intelligent data management and disk migration. Below the key applications the following are represented textually and graphically to show the connection between SANs/WANs and LANs: mainframes, servers and desktop. Running from the graphical representation of the mainframe, server and desktop are spokes linking the aforementioned to graphical representations of our networking solutions products. From our graphically represented products are spokes linking our products to textual and graphical representations of disks, and tape libraries.]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   1
Risk Factors.............................................................   8
Special Note Regarding Forward-Looking Statements........................  18
How We Intend to Use the Proceeds From the Offering......................  18
Price Range of Common Stock..............................................  19
Dividend Policy..........................................................  19
Capitalization...........................................................  20
Selected Financial Data..................................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  35
Management...............................................................  51
Principal Shareholders...................................................  54
Underwriting.............................................................  56
Description of the Notes.................................................  58
Description of Capital Stock.............................................  70
Material U.S. Federal Tax Considerations.................................  73
Legal Matters............................................................  78
Experts..................................................................  78
Where You Can Find More Information......................................  78
Index to Financial Statements............................................ F-1

                              -------------------

  You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or incorporated by reference is accurate only as of the date on the front cover of this prospectus. Our business and financial condition may have changed since that date.

                                    SUMMARY

  The following summary contains basic information about our company. This summary may not contain all of the information that is important to you. To understand the offering and our business fully, we strongly encourage you to read carefully this entire prospectus and the documents we have filed with the Securities and Exchange Commission. For information on how to obtain the documents that we have filed with the Securities and Exchange Commission, see "Where You Can Find More Information."

                    Computer Network Technology Corporation

Our Business

  We design, manufacture, market and support a wide range of computer hardware and software products for business-critical, or important, storage networks. We also design, manufacture, market and support products that integrate existing computer applications. We operate as two separate divisions--the Network Solutions Division and the Enterprise Integration Solutions Division. Our Network Solutions Division sells storage area networking, or SAN, products and our established channel networking products, which enable computers to transmit data over unlimited distances. Our Enterprise Integration Solutions Division develops and sells enterprise application integration, or EAI, software that automates the integration of computer software applications, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Both divisions offer professional consulting and support services.

  Our Network Solutions Division is a leading provider of hardware and software products that enable our customers to build and manage SANs. A SAN is a high-speed network within a business' existing computer network that allows the business to manage and back-up its expanding storage needs with greater efficiency and less disruption to its network operations. Customers can create SANs within both local area networks, or LANs, which are networks confined to limited geographical areas, and wide area networks, or WANs, which are networks dispersed over long distances that communicate by third party telephone systems. Our SAN products enable companies to cost effectively manage their increasing storage requirements, flexibly add to and reconfigure their existing SANs, provide faster access to greater amounts of data and protect their data more efficiently. Our SAN solutions consist primarily of our UltraNet(R), FileSpeed(TM) and Channelink(R) families of products. We market our SAN products directly and through strategic partnerships with leading storage industry companies, including Brocade, Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn.

  Our Enterprise Integration Solutions Division develops and markets our EAI software products. EAI refers to the process of integrating existing networks and applications, which are frequently based on mainframe platforms, with new networks and applications, which are usually open systems, so that users can easily access information on all of a business' disparate computer systems. Mainframes are computer systems with high processing power that have traditionally been used by large businesses for storing and processing large amounts of data. Open systems are newer systems that are easy to scale, or expand, and use hardware and software standards that are not proprietary to any vendor. Our EAI products offer automated integration, without line-by-line coding, that allows easy, real-time access to a business' entire database, no matter what type of system any given data resides upon. Our solutions are flexible and scalable in that they can accommodate a virtually unlimited number of users into an integrated system.

  Our EAI products are targeted primarily for customer relationship management, or CRM, and electronic-commerce, or e-commerce, applications. CRM affords our clients' customer service representatives easy, real-time access to all of the organization's information about a given customer. E-commerce applications enhance our clients' ability to sell products and conduct business over the Internet. We market our EAI products directly and in conjunction with leading industry partners, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel Systems.

Our Market Opportunities

  The SAN market is growing rapidly. The volume of enterprise, or business, data is increasing significantly as businesses move towards open systems that permit data sharing and copying, use more data-intensive applications and seek to back-up business-critical data more reliably. Traditional network configurations are poorly suited to handle increasing volumes of data because:

  . they are inherently limited in the speed with which data can be transmitted;

  . the rate at which input and output, or I/O, transactions can be processed are limited;

  . the distance, known as connectivity, between storage devices is limited;

  . the hetergeneous mix of different architectures and platforms; and

  . the ability to connect additional storage hardware.

  A new technology known as fibre channel has partially resolved these limitations by addressing I/O limitations and limitations on the number of devices that can be connected. However, fibre channel technology still contains inherent constraints on distance, connectivity with other technologies and data transmission speeds, which our products uniquely address. Notwithstanding the limitations of fibre channel, SANs have emerged as an attractive alternative to traditional storage architecture by serving as a high-speed storage system for storage management within an existing network. As a result, global spending on SAN-related solutions is estimated to grow from approximately $250 million in 1998 to an estimated $2.4 billion in 2002, according to Dataquest.

  The EAI market is also growing rapidly as a result of several trends. First, as businesses install newer open systems, they are seeking to preserve their considerable investments in older mainframe and open systems, known as legacy technology, by integrating that technology with their new systems. Second, productivity and customer service concerns are prompting businesses to seek ways for their employees and customer service representatives to easily access all organizational data about a particular subject or customer. Third, mergers and acquisitions necessitate the integration of separate information systems to realize anticipated benefits from a merger. Lastly, the Internet is driving the need for customers to look at their own information contained in corporate data bank and to enable e-commerce. As a result of these trends, sales of EAI solutions are estimated to grow from $250 million in 1998 to $1.4 billion in 2002, according to Dataquest.

Recent Developments

  On July 13, 1999, we reported the results of our operations for the second quarter of 1999. Our total revenues for the second quarter of 1999 were $37.9 million, an increase of 13% compared to the same period in 1998. Net income for the second quarter of 1999 totaled $1.8 million, or $.07 per share on a fully diluted basis, compared to $870,000, or $.04 per share on a fully diluted basis, for the same quarter in 1998.

  These results did not match our expectations or those of securities analysts, who had forecast earnings of $.10 to $.11 per share on a fully diluted basis for the second quarter of 1999. As a result, our stock price declined. Our results of operations did not reach expectations primarily because of the delay in several forecasted orders, including a single customer's planned EAI software purchase in excess of $2.0 million. Had this single purchase been completed, our revenues and earnings would have been in line with those forecasted by securities analysts.

  We believe our performance in the second quarter of 1999 reflects the fact that our sales are "lumpy" and subject to quarterly fluctuation and does not reflect any fundamental problems in our business. In fact, in the second quarter of 1999 we experienced strong growth in each of our SAN and EAI business segments.

                                ----------------

  We are a Minnesota corporation. Our principal executive offices are located at 605 North Highway 169, Suite 800, Minneapolis, Minnesota 55441, and our telephone number is (612) 797-6000. Our World Wide Website is http://www.cnt.com. Information contained in our website is specifically not incorporated herein by reference or otherwise.

                                ----------------

  The CNT logo, CNT(R), UltraNet(R) and Channelink(R) are our registered trademarks. FileSpeed(TM), Enterprise/Access(TM) and Enterprise/Connect(TM) are also our trademarks. This prospectus contains other trademarks and trade names owned by us or other entities.

                                  The Offering

Securities offered.......       $60,000,000 ($69,000,000 if the over-allotment
                                option is exercised in full) of  % Convertible
                                Subordinated Notes Due 2004.

Offering price...........       100% of the principal amount plus accrued
                                interest, if any, from August  , 1999.

Interest payment dates...       February 1 and August 1 of each year, beginning
                                February 1, 2000.

Maturity.................       August  , 2004.

Conversion price.........       The notes are convertible into shares of our
                                common stock at $     per share, which is
                                equivalent to a rate of    shares per $1,000
                                principal amount of notes, subject to
                                adjustment in certain events.

                                The notes will be convertible at any time through the close of business on the business day immediately preceding the maturity date, unless previously redeemed or repurchased. Holders of notes called for redemption or repurchase may convert the notes up to the close of business on the business day immediately preceding the date fixed for redemption or repurchase.

Provisional redemption...       We may redeem the notes (the "Provisional
                                Redemption"), in whole or in part, at any time
                                prior to August  , 2002, at a redemption price
                                equal to $1,000 per $1,000 principal amount of
                                notes to be redeemed plus accrued and unpaid
                                interest, if any, to the date of redemption
                                (the "Provisional Redemption Date") if the
                                closing price of our common stock has exceeded
                                150% of the conversion price then in effect for
                                at least 20 trading days within a period of 30
                                consecutive trading days ending on the trading
                                day prior to the date of mailing of the notice
                                of Provisional Redemption (the "Notice Date").
                                Upon any Provisional Redemption, we will make
                                an additional payment
                                in cash (the "Make-Whole Payment") with respect
                                to the notes called for redemption in an amount
                                equal to $   per $1,000 principal amount of
                                notes, less the amount of any interest actually paid on the note before the call for redemption. We will be obligated to make the Make-Whole Payment on all notes called for Provisional Redemption, including any notes converted after the Notice Date and before the Provisional Redemption Date.

Optional redemption......       We may redeem the notes, in whole or in part,
                                at any time on or after August   , 2002, at the
                                declining redemption prices listed in this prospectus plus accrued and unpaid interest.

Repurchase at option of
 holders upon a Change of
 Control.................       In the event of a "Change of Control," as
                                defined in the indenture for the notes, holders of the notes may require that we repurchase the notes, in whole or in part, at a redemption price of 100% of the principal amount of the notes plus accrued and unpaid interest.

Ranking..................       The notes will be unsecured. The notes will
                                rank junior in right of payment to all of our existing and future "Senior Indebtedness," as that term is defined in the indenture for the notes. As of June 30, 1999, our outstanding
                                Senior Indebtedness aggregated approximately
                                $3.1 million. The notes are effectively
                                subordinated to all existing and future
                                liabilities of our subsidiaries, including our trade and other creditors. At June 30, 1999, our consolidated liabilities were approximately
                                $34.1 million. The indenture for the notes will not limit the amount of additional indebtedness that we or any of our subsidiaries can create, incur, assume or guarantee.

Certain covenants........       The indenture for the notes contains covenants
                                concerning, among other things, our
                                consolidation or merger or the sale of
                                substantially all of our assets.

                                Events of default include:
Events of default........

                                . Failure to pay the principal of or premium, if any, on the notes when due, including our failure to purchase the notes when required upon a Change of Control, regardless of whether payment is prohibited by the subordination provisions of the indenture for the notes;

                                .  Default for 30 days in payment of any
                                   installment of interest on the notes,
                                   regardless of whether payment is prohibited by the subordination provisions of the indenture for the notes;

                                . Failure to provide notice of a Change of Control, regardless of whether the notice or related payment is prohibited by the subordination provisions of the indenture for the notes;

                                . Failure to perform any other covenant in the indenture for the notes continuing for 90 days after written notice by the trustee for the notes or the holders of 25% in aggregate principal amount of notes; or

                                . Certain events involving our bankruptcy, insolvency or reorganization.

Global note; book entry         The notes will be issued only in fully
 system..................       registered form without coupons and in minimum
                                denominations of $1,000 and integral multiples of $1,000. The notes will be evidenced by a global note deposited with the trustee for the notes, as custodian for The Depository Trust
                                Company. Beneficial interests in the global note will be shown on, and transfers of those interests will be effected only through, records maintained by The Depository Trust
                                Company and its participants and indirect participants.

Listing..................       The notes will not be listed on any securities
                                exchange or quoted on the Nasdaq National
                                Market. The underwriters have advised us that they intend to make a market in the notes. The underwriters are not obligated, however, to make a market in the notes, and any such market making may be discontinued at any time at the sole discretion of the underwriters without notice.

Use of proceeds..........       Working capital and general corporate purposes
                                and for possible strategic acquisitions of complementary businesses. See "How We Intend to
                                Use the Proceeds from the Offering."

Nasdaq National Market Symbol
 for our common stock.........
                                CMNT


--------

  Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option and further assumes the notes have not been converted. References in this prospectus to "common stock" include the associated preferred share purchase right.

                          Summary Financial Data

  The following table summarizes the financial data for our business. You should read the following information, the balance sheet data below and all other financial information in this prospectus in conjunction with the financial statements and related financial statement notes appearing elsewhere in this prospectus. The data below and in "Selected Financial Data" regarding operating income (loss) and earnings (loss) per share includes:

  . a special charge in 1994 of $9.3 million, or $.40 per share after tax, for purchased in-process research and development associated with the acquisition of Brixton Systems, Inc., which was not deductible for income tax purposes;

  . a special charge in 1996 of $2.7 million, or $.07 per share after tax, for the write-down of purchased technology;

  . special charges in the fourth quarter of 1997 of $4.9 million, or $.13 per share after tax, for purchased in-process research and development associated with the acquisition of the Internet Solutions Division of Apertus Technologies, Inc. and subsequent integration charges;

  . a special charge in the fourth quarter of 1998 of $927,000, or $.04 per share after tax, for purchased in-process research and development associated with the acquisition of IntelliFrame. The charge associated with the IntelliFrame acquisition was not deductible for tax purposes; and

  . other income in the first quarter of 1999 of $667,000, or $.02 per share after tax, due to recognition of a payment received in connection with the sale of our vision product line.

  See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                            Three Months Ended
                                 Year Ended December 31,         March 31,
                                 -------------------------- -------------------
                                  1996     1997      1998     1998      1999
                                 -------  -------  -------- --------- ---------
                                   (in thousands, except per share data and
                                                    ratio
                                        of earnings to fixed charges)
STATEMENTS OF OPERATIONS DATA:
  Total revenue................. $97,109  $97,841  $133,535 $  31,166 $  36,913
  Gross profit..................  53,997   56,150    78,707    18,634    21,814
  Operating income (loss).......     (48)  (5,293)    7,212       522     3,462
  Net income (loss)............. $ 1,360  $(2,314) $  4,729 $     369 $   2,697
                                 =======  =======  ======== ========= =========
  Earnings (loss) per share:
    Basic....................... $   .06  $  (.10) $    .21 $     .02 $     .12
                                 =======  =======  ======== ========= =========
    Diluted.....................     .06     (.10)      .21       .02       .11
                                 =======  =======  ======== ========= =========
  Shares:
    Basic.......................  23,241   22,702    22,095    22,106    22,481
    Diluted.....................  23,557   22,702    22,572    22,243    25,203
  Ratio of earnings to fixed
   charges(/1/).................    3.59        *      7.82      3.08     13.06

--------

(1) For purposes of computing this ratio, earnings available for fixed charges consist of earnings (loss) before provision for income taxes and fixed charges. Fixed charges consist of interest expense plus such portion of rental expense as is representative of the interest factor.

* In the fiscal year ended 1997, our earnings were inadequate to cover fixed charges by $3.9 million.

  The consolidated balance sheet data set forth below indicates a summary of our consolidated balance sheet at March 31, 1999:

  . on an actual basis; and

  . as adjusted to reflect the receipt of the estimated net proceeds from the sale of the notes, after deducting underwriting discounts and estimated offering expenses.

                                                                 March 31, 1999
                                                                ----------------
                                                                           As
                                                                Actual  Adjusted
                                                                ------- --------
                                                                 (in thousands)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents, and marketable securities............ $14,950 $72,775
  Working capital..............................................  39,993  97,818
  Total assets.................................................  99,977 159,977
  Long term obligations........................................   1,725  61,725
  Total shareholders' equity...................................  65,808  65,808

                                  RISK FACTORS

  You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing the notes. Investing in the notes involves a high degree of risk.

We expect our quarterly revenues and operating results to fluctuate for a number of reasons, which could cause our stock price to fluctuate

  Our quarterly revenues and operating results have varied significantly in the past and are likely to vary significantly in the future due to a number of factors, any of which may cause our stock price to fluctuate. The primary factors that may affect our quarterly financial performance include the following:

  . fluctuations in demand for our products and services;

  . the timing of customer orders, which are often grouped toward the end of a quarter, particularly large orders from our significant customers and whether any orders are cancelled;

  . product mix among our SAN, channel networking, EAI and server gateway and tools products;

  . our traditionally long sales cycle, which can range from 90 days to 12 months or more;

  . our ability to develop, introduce, ship and support new products and product enhancements;

  . the fact that our products are usually only part of an overall solution that our customers may have problems implementing or obtaining the required components or services from other vendors;

  . the rate of adoption of SANs as an alternative to existing data storage and management systems;

  . the rate of adoption of EAI products and related solutions;

  . announcements and new product introductions by our competitors and deferrals of customer orders in anticipation of new products, services or product enhancements introduced by us or our competitors;

  . decreases over time in the prices at which we can sell our products;

  . our ability to obtain sufficient supplies of components, including limited sourced components, at reasonable prices, or at all;

  . communication costs and the availability of communication lines;

  . increases in the prices of the components we purchase;

  . our ability to attain and maintain production volumes and quality levels for our products; and

  . increased expenses, particularly in connection with our strategy to continue to expand our relationships with key strategic partners.

  Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely, in some future period, that our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price likely will drop.

Our success is dependent upon the development of demand for our SAN and EAI products

  We are dependent upon the success of our SAN and EAI businesses. Potential customers who have invested substantial resources in their existing data storage and management systems may be reluctant or slow to adopt a new approach, like SANs. Moreover, potential EAI customers may decide to adopt entirely new systems that eliminate the need for an EAI product. Our success in generating net revenues in these areas will depend on, among other things, our ability to:

  . educate potential customers, strategic partners and end users about the benefits of SAN, EAI and related technologies;

  . maintain and enhance our relationships with leading strategic partners;
    and

  . predict and base our products on standards that ultimately become industry standards.

  In addition, the continued growth of the market for SANs and related products depends on the continued decrease in price of related services and components, such as communication charges and switches. Any increase in the price of these related services and components would likely cause this market to grow at a reduced rate.

  Finally, SANs are often implemented in connection with deployment of new storage systems and servers. Accordingly, our future success is also substantially dependent on the market for new storage systems and servers.

We have recently incurred losses and may not be able to maintain profitability

  We experienced a loss of $2.3 million in 1997. We cannot be certain that we will be able to sustain recent growth rates or that we will realize sufficient revenues to maintain profitability. Also, we are depending on our SAN and EAI products for a significant portion of future revenues, especially as revenues from our channel networking and server gateways and tools products continue to decline. Our SAN and EAI related revenues must increase more rapidly than our revenues related to our channel networking and server gateways and tools products decline. We expect to incur significant product development, sales and marketing and administrative expenses in connection with the introduction of new SAN and EAI products, and as a result, we will need to generate significant revenue increases to achieve and maintain profitability. We may not be able to sustain or increase profitability.

Our SAN and EAI businesses are difficult to predict because of our limited operating experience in these markets

  We have only recently expanded into the SAN and EAI markets. In addition, we expect that a significant portion of our future revenues will be derived from these businesses. This limited operating experience, combined with the evolving nature of the markets in which we sell our SAN and EAI products, reduces our ability to accurately forecast our quarterly and annual revenue. Further, we plan our operating expenses based in part on these revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue.

If our relationships with strategic partners are unsuccessful or terminated, our product revenues could decline

  We market our products in connection with a few significant storage vendors, including EMC, Hitachi Data Systems and IBM. In the three months ended March 31, 1999, sales of our SAN products to customers using EMC's disk mirroring systems accounted for 31% of our product revenues. As a result, our success depends substantially on our ability to manage and expand our relationships with EMC and other storage vendors, to initiate relationships with new strategic partners that will recommend our products and the success of our strategic partners' products. In addition, we rely to a significant extent on the continued recommendation of our products by our strategic partners. To the extent that our strategic partners do not recommend our products, or to the extent that they recommend products offered by our competitors, our business will be harmed.

  Additionally, we have only a limited number of sales people devoted to the sale of our EAI products. We have chosen to rely on the efforts of our strategic partners, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel, to assist us in these sales efforts. To the extent these strategic partners are unable to sell these products, are unable to implement systems using our products or recommend our competitor's products, our future revenues could be substantially affected.

  We may not be able to manage and expand our relationships with strategic partners successfully, and they may not market our products successfully. Moreover, our relationships with strategic partners are not in writing, have no minimum purchase commitments and can be terminated or changed at any time. Our failure to manage and expand our relationships with our significant strategic partners, our failure to develop relationships with new strategic partners or the failure of our strategic partners to market our products could substantially reduce our net revenues and seriously harm our business.

We have limited product offerings and our existing products and new products must achieve widespread market acceptance

  We derive a substantial portion of our net revenues from a limited number of SAN and EAI products. Specifically, for the three-month period ended March 31, 1999, we derived approximately 46% and 4% of our product revenues from our SAN and EAI products, respectively. We expect that net revenues from these products will account for a substantial and growing portion of our total net revenues for the foreseeable future. Moreover, we expect net revenues from our channel networking and server gateways and tools products to decline. As a result, for the foreseeable future, we will continue to be subject to the risk of a dramatic decrease in net revenues if demand for our newest products, particularly our SAN products, declines. Therefore, widespread market acceptance of these products is critical to our future success. These products have been only recently introduced. Accordingly, the demand for, and market acceptance of, these products is uncertain.

  Factors that may affect the market acceptance of our SAN and EAI products, some of which are beyond our control, include the following:

  . growth of the SAN, EAI and related products markets;

  . performance, quality, price and total cost of ownership of our SAN and EAI products;

  . availability, price, quality and performance of competing products and technologies; and

  . successful development of our relationships with new and existing customers and strategic partners.

Our industries are subject to rapid technological change, and we must keep pace with the changes to successfully compete

  The markets for our products are characterized by rapidly changing technology, evolving industry standards and the frequent introduction of new products and enhancements. Our future success depends in large part on our ability to enhance our existing products and to introduce new products on a timely basis to meet changes in customer preferences and evolving industry standards. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product enhancements that respond to such changes in a timely manner and achieve market acceptance. We also cannot be certain that we will be able to develop the underlying core technologies necessary to create new products and enhancements.

  Additionally, changes in technology and consumer preferences could potentially render our current products uncompetitive or obsolete. If we are unable, for technological or other reasons, to develop new products or enhance existing products in a timely manner in response to technological and market changes, our business, results of operations and financial condition would be harmed.

We are substantially dependent on the financial services, telecommunications and information outsourcing industries.

  During the three months ended March 31, 1999, approximately 20%, 16% and 5% of our product revenues were derived from businesses in the financial services, telecommunications and information outsourcing industries, respectively. In addition, for the years ended December 31, 1997 and 1998, combined, 37% and 44% of our product revenues were derived from businesses in these industries. The erosion of our relationships with our customers in these industries, or the erosion of demand for SAN and EAI products in these industries generally, would harm our financial condition and operating results.

We depend on a limited number of suppliers for key components

  We depend upon a limited number of suppliers for several key components used in the manufacture of our products. In the future, we may experience shortages of, or difficulties in acquiring, these components. If we are unable to buy these components, then we will not be able to manufacture our products on a timely basis.

  We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, our component requirement forecasts may not be accurate. If we overestimate our component requirements, then we may have excess inventory, which would increase our costs. If we underestimate our component requirements, then we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would negatively impact our business and operating results.

The competition in our markets may lead to reduced sales of our products, reduced profits or reduced market share

  The markets for our products are competitive and are likely to become even more competitive. Increased competition could result in pricing pressures, reduced sales, reduced margins, reduced profits, reduced market share or the failure of our products to achieve or maintain market acceptance. Our products face competition from multiple sources, including the ability of some of our customers to design solutions to the problems targeted by our products. Many of our competitors and potential competitors have longer operating histories, greater name recognition, access to larger customer bases or substantially greater resources than we have. As a result, they may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements. For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

We may engage in future acquisitions that dilute our shareholders and cause us to incur debt or assume contingent liabilities

  As part of our strategy, we expect to review opportunities to buy other businesses or technologies that would complement our current products and services, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. In the event of any future purchases, we could:

  . spend significant amounts of cash;

  . issue stock that would dilute our current shareholders' percentage ownership;

  . incur amortization expense related to goodwill and other intangible assets; or

  . incur debt or assume liabilities.

These purchases also involve numerous risks, including:

  . problems combining the purchased operations, technologies, personnel or products;

  . unanticipated costs;

  . diversion of management's attention from our core business;

  . adverse effects on existing business relationships with suppliers, customers or strategic partners;

  . risks associated with entering markets in which we have no or limited prior experience;

  . potential loss of key employees of purchased organizations; and

  . the growth rates of any acquired company may be less than those projected by analysts or anticipated by markets, which could have a depressive effect on our stock price.

  We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might purchase in the future.

The notes will rank below our existing and future Senior Indebtedness and we may be unable to repay our obligations under the notes

  The notes will be unsecured and subordinated in right of payment to all of our existing and future Senior Indebtedness, and the existing and future liabilities of our subsidiaries. The notes are subordinate to our Senior Indebtedness and we will make payments on the notes only after we have satisfied all of our Senior Indebtedness upon the occurence of any of the following events:

  . our bankruptcy, liquidation or reorganization;

  . upon default in the payment of principal or interest on Senior
    Indebtedness; or

  . in certain other events described in the indenture.

As a result, we may not have sufficient assets remaining to pay amounts on any or all of the notes.

  The notes indenture does not limit our ability to incur other indebtedness and liabilities. We may have difficulty paying our obligations under the notes if we incur additional indebtedness or liabilities. As of June 30, 1999, our outstanding Senior Indebtedness was approximately $3.1 million, and our consolidated liabilities were approximately $34.1 million. We anticipate that from time to time we may incur additional indebtedness, including Senior Indebtedness, which could adversely affect our ability to pay our obligations under the notes.

We may be unable to repurchase the notes

  There is no sinking fund with respect to the notes, and at maturity the entire outstanding principal amount of the notes will become due and payable by us. If we experience a change in control, under certain circumstances a holder of the notes may require that we repurchase all or a portion of its notes. At maturity or if a Change of Control does occur, we might not have sufficient funds or be able to arrange for additional financing to pay the repurchase price for all the notes tendered to us or due at maturity. Future borrowing arrangements or agreements relating to Senior Indebtedness to which we become a party may contain restrictions on, or prohibitions against, our repurchase of the notes. If the maturity date or a Change of Control occurs when we are prohibited from repurchasing the notes, we could try to obtain the consent of the lenders under those arrangements to purchase the notes or we could attempt to refinance the borrowings that contain the restrictions. If we do not obtain the necessary consents or refinance these borrowings, we will be unable to repurchase the notes. In that case, our failure to repurchase any tendered notes or notes due upon maturity would constitute an event of default under the notes indenture. This could, in turn, cause a default under the terms of our then existing Senior Indebtedness. As a result, in these circumstances, the subordination provisions of the notes indenture would, absent a waiver, prohibit any repurchase of the notes until we pay in full the senior debt.

Undetected software or hardware errors could increase our costs and delay product introduction

  Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and errors may be found from time to time in our products, including new or enhanced products. In addition, our products are combined with products from other vendors. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. Moreover, the occurrence of hardware and software errors, whether caused by our or another vendor's products, could delay or prevent the development of the markets in which we compete.

The loss of key executive or experienced personnel or the inability to hire and retain additional personnel with expertise in the SAN and EAI industries could negatively impact sales and delay product introduction

  We are dependent on Thomas G. Hudson, our Chairman, President and Chief Executive Officer. In addition, we rely upon the continued contributions of our key management, engineering and sales and marketing personnel, many of whom would be difficult to replace quickly. We also believe that our success depends to a significant extent on the ability of our management to operate effectively, both individually and as a group. Many members of our management team have only recently joined us. The loss of any one of our key employees could adversely affect our sales or delay the development or marketing of existing or future products.

  We believe our future success will depend also in part upon our ability to attract and retain highly skilled and qualified managerial, engineering, sales and marketing, and finance and operations personnel. Competition for these personnel is intense. In the past, we have experienced difficulty in hiring qualified personnel with expertise in the SAN and EAI industries, and there can be no assurance that we will be successful in attracting and retaining these individuals in the future. The inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly engineers and sales personnel, could delay the development and introduction of and negatively impact our ability to sell our products. In addition, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We cannot assure you that we will not receive such claims in the future as we seek to hire qualified personnel or that such claims will not result in costly litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

We must continue to improve our operational systems and controls to manage future growth

  We plan to continue to expand our operations to pursue existing and potential market opportunities. We expect that this growth will place a significant demand on our management and our operational resources. In order to manage growth effectively, we must implement and improve our operational systems, procedures and controls and train our employee base. Accordingly, we cannot assure you that:

  . we will be able to effectively manage the expansion of our operations;

  . our key employees will be able to work together effectively as a team to successfully manage our growth;

  . we will be able to hire, train and manage our employee base;

  . we will be able to properly integrate our acquisitions;

  . our systems, procedures or controls will be adequate to support our operations; and

  . our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services.

Our inability to manage growth effectively could harm our business.

We plan to increase our international sales activities, which will subject us to additional business risks

  International markets accounted for approximately 34% of our revenues in 1998. We plan to expand our international sales activities, and therefore our success will become increasingly dependent on our performance in international markets. In fiscal 1999 and 2000, we intend to focus on expanding our international sales activities in The Netherlands, Mexico and Brazil. Our international sales growth in these and other countries will be limited if we are unable to establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully expand international operations, we cannot be certain that we will be able to maintain or increase international market demand for our products. Our international operations, including our sales activities in the rest of Europe, China, The Netherlands, Mexico and Brazil, are subject to a number of risks, including:

  . supporting multiple languages;

  . recruiting sales and technical support personnel with the skills to support our products;

  . increased complexity and costs of managing international operations;

  . protectionist laws and business practices that favor local competition;

  . dependence on local vendors;

  . multiple, conflicting and changing governmental laws and regulations;

  . longer sales cycles;

  . difficulties in collecting accounts receivable, converting foreign currency to dollars and remitting funds to the United States;

  . difficulties enforcing our legal rights;

  . reduced or limited protections of intellectual property rights; and

  . political and economic instability.

  None of our products include screen displays or user documentation in any language other than the English language. Our future prospects in international markets may require us to develop multiple language versions of our products and support documentation. The lack of such documentation could cause prospective customers to select other products. In addition, the development of such products and documentation could be costly and time consuming.

  Because a significant portion of our international revenues are denominated in foreign currencies, primarily French francs, the euro and British pounds sterling, an increase in the value of the U.S. dollar relative to these currencies could make our products more expensive and thus less competitive in foreign markets.

We have applied for and received a limited number of patents and we may be unable to protect our intellectual property, which would negatively affect our ability to compete

  Historically, we have not pursued patents on all our intellectual property. Traditionally, we have relied, and currently continue to rely, on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with substantially all our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. We have four patents in process and have three existing patents. In addition, while we intend to more vigorously pursue patent protection for our intellectual property in the future, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States or where legal authorities in foreign countries do not vigorously enforce existing laws.

  We have from time to time received, and may in the future receive, communications from parties asserting patent rights against us that relate to certain of our products. Although we believe that we possess all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of third parties, we cannot assure you that others will not claim a proprietary interest in all or part of our technology or assert claims of infringement. All such claims, regardless of their merits, could expose us to costly litigation and could substantially harm our operating results.

A significant license expires on December 31, 1999

  A key license that we rely on for the sale of Channelink(R) and UltraNet(R) products that use ESCON expires on December 31, 1999. ESCON is the enterprise serial connection protocol and interface used on IBM mainframes. If we are unable to renew this license, we may be prohibited from further use of the subject technology and our operating results and financial condition would be harmed. In 1998, Channelink(R) and UltraNet(R) represented approximately one-half of our product revenues.

Others may bring infringement claims against us, which could be time-consuming and expensive to defend

  In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuits could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

  .stop selling, incorporating or using our products or services that use the challenged intellectual property;

  . obtain a license from the owner of the infringed intellectual property right allowing us to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

  . redesign those products or services that use such technology.

  In addition to the related costs of the foregoing actions, if we are forced to take any of these actions, we may be unable to manufacture and sell the related products, which would reduce our revenues.

Our failure or the failure of our suppliers, strategic partners or customers to be year 2000 compliant could harm our business

  Failure of our products to recognize correctly date information when the year changes to 2000 could result in significant decreases in market acceptance of our products, increases in warranty claims and legal liability for defective software. We have undertaken testing and will continue to test our products to be sure that they are fully year 2000 compliant. Year 2000 preparations by our strategic partners, suppliers and customers could also slow down purchases of our products.

  Our internal year 2000 compliance review is focused on reviewing our internal computer information and security systems for year 2000 compliance and developing and implementing remedial programs to resolve year 2000 issues in a timely manner. Additionally, we are contacting our third party suppliers and requesting their written assurances that their systems are year 2000 compliant.

  If our suppliers, vendors, major distributors or partners fail to correct their year 2000 problems, these failures could result in an interruption in, or a failure of, our normal business activities or operations. If a year 2000 problem occurs, it may be difficult to determine which vendor's products have caused the problem. These failures could interrupt our operations and damage our relationships with our customers. Due to the general uncertainty inherent in the year 2000 problem resulting from the readiness of third-party suppliers and vendors, we are unable to determine at this time whether any year 2000 failures will harm us.

  A worst case scenario relative to the year 2000 issue would be the discovery of additional year 2000 deficiencies in our products that require significant extra time and expense to correct. A critical year 2000 deficiency by a key supplier, coupled with a failure to locate a suitable alternative source of supply, could also have a material impact on our business.

Our customers may delay product purchases until after January 1, 2000, which would harm our sales

  Our customers' purchasing plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. In addition, our sales could be materially impacted in 1999 if customers were to stop, or significantly reduce, procurement of new equipment for their data centers and networks until after the start of the year 2000.

Our products must comply with evolving industry standards and government regulations

  The market for our products is characterized by the need to support industry standards as they emerge, evolve and achieve acceptance. To remain competitive, we must continue to introduce new products and product enhancements that meet these industry standards. For example, all components of a SAN must utilize a limited number of defined standards in order to work with existing computer systems. Our products comprise only a part of the entire storage area network and we depend on the companies that provide other components of the storage area network, many of whom are significantly larger than we are, to support the industry standards as they evolve. Also, our EAI products must provide compatibility with major hardware and software platform standards in order to be useful to our customers. The failure of these providers to support these industry standards could adversely affect the market acceptance of our products. In addition, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, products that we develop will also be required to comply with standards established by authorities in various countries. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business.

Management can spend the proceeds of this offering in ways with which our shareholders and noteholders may not agree

  Our management can spend the net proceeds from this offering in ways with which our shareholders and noteholders may not agree. We cannot assure you that our investments and use of the net proceeds of this offering will yield favorable returns or results.

Provisions in our charter documents, our shareholder rights plan, existing agreements and Minnesota law could prevent or delay a takeover of our company and may impact the likelihood of takeover offers that would be attractive to our shareholders

  Provisions of our articles of incorporation, bylaws, shareholder rights plan and existing agreements may discourage, delay or prevent a merger or acquisition that a shareholder may consider favorable. These provisions include:

  . authorizing the issuance of preferred stock without shareholder approval;

  . termination of contracts and license agreements in the event of a takeover;

  . limiting the persons who may call special meetings of shareholders; and

  . preventing a takeover of us under our shareholder rights plan as a result of the dilutive effect the issuance of securities under the plan would have on acquiring parties.

  Provisions of Minnesota law also may discourage, delay or prevent someone from acquiring or merging with us. Further, some of our existing contracts may give other parties the right to terminate the contract or take other action that could harm our business as a result of a takeover.

There may be no public market for the notes

  The notes will be a new issue of securities with no established trading market. Although the underwriters for this notes offering have advised us that they intend to make a market in the notes, they have no obligation to do so and may discontinue their market making at any time without notice. In addition, their market making activity will be subject to limits imposed under the federal securities laws. Accordingly, a market for the notes may not develop and, if it does develop, it may not be maintained. Various factors could have a material adverse effect on the trading price of the notes, including the failure of an active market to develop and fluctuations in prevailing interest rates. In addition, our operating results and prospects could from time to time fall below the expectations of public market analysts and investors, which could adversely affect public perception of our creditworthiness and therefore the trading price of the notes.

The market price for our common stock has been volatile and could experience extreme volatility in the future

  The stock market in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that has often been unrelated to the performance of any specific public companies. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. Any of the following factors, some of which are beyond our control, could have a significant impact on the market price of our common stock:

  . actual or anticipated fluctuations in our operating results;

  . differences between our financial or operating results and those projected by our analysts;

  . changes in market valuations of other technology companies;

  . announcements by us or our competitors of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . general conditions in the financial services and telecommunications industries, and among information outsourcers;

  . losses of major customers;

  . additions or departures of key personnel;

  . sales of common stock in the future; and

  . anticipated trends in the economy in general, such as increased interest rates, and domestic and foreign political events, including war and civil unrest.

We do not plan to pay cash dividends

  We have never paid cash dividends and do not anticipate paying any cash dividends in our foreseeable future. We intend to retain future earnings, if any, to finance the growth and expansion of our business and for general corporate purposes. Loan agreements and other contracts that we might enter into in the future could prevent us from paying dividends.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  This prospectus and other documents we have filed with the Securities and Exchange Commission contain forward-looking statements, which may include statements about our:

  . anticipated receipt of orders;

  . business strategy;

  . timing of and plans for the introduction or phase-out of products or services;

  . enhancements of existing products or services;

  . plans for hiring additional personnel;

  . entering into strategic partnerships; and

  . other plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

  When used in this prospectus, the words "may," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus. We assume no obligation to update any forward-looking statements. These statements are only predictions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

              HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

  After deducting underwriting discounts and commissions, and after deducting our estimated offering expenses we will receive net proceeds from the sale of the notes of approximately $57,825,000. If the underwriters exercise their over-allotment option in full, $69,000,000 aggregate principal amount of the notes would be sold by us, resulting in aggregate net proceeds of approximately $66,555,000. We expect to use the net proceeds of this offering for working capital and general corporate purposes, including expenditures for research and development of new products and services, distribution channel development and other corporate purposes. In addition, we may use a portion of the net proceeds for the acquisition of businesses, products and technologies that are complementary to ours. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                          PRICE RANGE OF COMMON STOCK

  Our common stock, the security underlying the notes, is traded on the Nasdaq National Market under the symbol "CMNT." The notes will not be listed on any securities exchange or quoted on the Nasdaq National Market. The following table sets forth for the indicated periods the range of high and low per share closing sales prices for our common stock as reported on the Nasdaq National
Market:

                                                                Price Range of
                                                                 Common Stock
                                                                ---------------
                                                                 High     Low
                                                                ------- -------
   Year Ended December 31, 1997:
     First Quarter............................................. $  7.00 $  4.88
     Second Quarter............................................    5.75    3.88
     Third Quarter.............................................    6.13    3.38
     Fourth Quarter............................................    5.63    3.38
   Year Ended December 31, 1998:
     First Quarter............................................. $  5.00 $  3.69
     Second Quarter............................................    5.88    3.88
     Third Quarter.............................................    6.50    3.50
     Fourth Quarter............................................   14.25    3.75
   Year Ended December 31, 1999:
     First Quarter............................................. $ 17.56 $  9.75
     Second Quarter............................................ $ 30.63 $ 13.00
     Third Quarter (through July 23, 1999).....................  $23.25  $12.88

  On July 23, 1999, the last reported sale price for our common stock was $14.813 per share, and there were approximately 1,000 holders of record of our common stock.

                                DIVIDEND POLICY

  We have not paid any cash dividends since our inception, and we do not intend to pay any cash dividends in the future.

                                 CAPITALIZATION

  The following table sets forth our consolidated capitalization as of March 31, 1999:

  . on an actual basis; and

  . as adjusted to give effect to the receipt of the estimated net proceeds from the sale of the notes offered by us in this offering, after deducting underwriting commissions and discounts and estimated offering expenses.

  See Note 6 to our consolidated financial statements for a description of our capital lease obligations.

                                                            March 31, 1999
                                                          --------------------
                                                          Actual   As Adjusted
                                                          -------  -----------
                                                            (in thousands)
Obligations under capital lease, less current
 installments............................................ $ 1,725   $  1,725
    % Convertible Subordinated Notes Due 2004............     --      60,000
                                                          -------   --------
  Total indebtedness..................................... $ 1,725   $ 61,725

Shareholders' equity.....................................
  Undesignated preferred stock; authorized 965 shares;
 none issued and   outstanding...........................     --         --
  Series A Junior Participating Preferred Stock;
 authorized 35 shares; none issued   and outstanding.....     --         --
  Common stock, $.01 par value; authorized 100,000
 shares; 22,782 shares issued   and outstanding..........     228        228
  Additional paid-in capital.............................  58,120     58,120
  Unearned compensation..................................    (748)      (748)
  Retained earnings......................................   8,838      8,838
  Accumulated other comprehensive income--foreign
 currency translation   adjustment.......................    (630)      (630)
                                                          -------   --------
  Total shareholders' equity.............................  65,808     65,808
                                                          -------   --------
    Total capitalization................................. $67,533   $127,533
                                                          =======   ========

                            SELECTED FINANCIAL DATA

  The following selected consolidated financial data should be read in conjunction with the introductory notes set forth in "Summary Financial Data" and the consolidated financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus. The selected consolidated financial data set forth below as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, are derived from, and are qualified in their entirety by reference to, our consolidated financial statements, which have been audited by KPMG LLP, independent certified public accountants, and together with their report thereon, are included elsewhere in this prospectus. The selected consolidated financial data set forth below as of December 31, 1994, 1995 and 1996, and for the years ended December 31, 1994 and 1995, are derived from audited financial statements not included in this prospectus. The consolidated balance sheet data as of March 31, 1999 and the consolidated statements of operations data for the three months ended March 31, 1998 and 1999 are derived from unaudited financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the information set forth therein. Operating results for the three months ended March 31, 1999 are not necessarily indicative of results that may be expected for the year ending December 31, 1999 or future results.

                                                                      Three Months Ended
                                  Year Ended December 31,                  March 31,
                          ------------------------------------------- -------------------
                           1994     1995    1996     1997      1998     1998      1999
                          -------  ------- -------  -------  -------- --------- ---------
                              (in thousands, except per share amounts and ratio of
                                           earnings to fixed charges)
Consolidated Statement
 of Operations Data:
Total revenue...........  $79,542  $78,837 $97,109  $97,841  $133,535 $  31,166   $36,913
Gross profit............   43,068   46,264  53,997   56,150    78,707    18,634    21,814
Total operating ex-
 penses.................   46,117   41,337  54,045   61,443    71,495    18,112    18,352
Income (loss) from oper-
 ations.................   (3,049)   4,927     (48)  (5,293)    7,212       522     3,462
Net income (loss).......  $(4,714) $ 4,023 $ 1,360  $(2,314) $  4,729 $     369 $   2,697
                          =======  ======= =======  =======  ======== ========= =========
Net income (loss) per
 share:
  Basic.................  $  (.21) $   .18 $   .06  $  (.10) $    .21 $     .02 $     .12
                          =======  ======= =======  =======  ======== ========= =========
  Diluted...............     (.21)     .17     .06     (.10)      .21       .02       .11
                          =======  ======= =======  =======  ======== ========= =========
Shares:
  Basic.................   21,972   22,675  23,241   22,702    22,095    22,106    22,481
  Diluted...............   21,972   23,443  23,557   22,702    22,572    22,243    25,203
Ratio of earnings to
 fixed charges..........     *        8.81    3.59     *         7.82      3.08     13.06

--------

* For the fiscal years ended 1994 and 1997, our earnings were inadequate to cover fixed charges by $1.8 million and $3.9 million, respectively.


                                      December 31,                March 31, 1999
                         --------------------------------------- ----------------
                                                                            As
                          1994    1995    1996    1997    1998   Actual  Adjusted
                         ------- ------- ------- ------- ------- ------- --------
                                              (in thousands)
Consolidated Balance
 Sheet Data:
Cash, cash equivalents
 and marketable
 securities............. $18,342 $28,409 $35,065 $10,824 $12,362 $14,950 $ 72,775
Working capital.........  35,387  44,282  48,192  30,380  35,587  39,993   97,818
Total assets............  73,149  79,134  82,379  85,487  94,027  99,977  159,977
Long-term obligations...     163     --      --      701   2,816   1,725   61,725
Total shareholders' eq-
 uity...................  53,979  60,506  64,161  55,607  60,558  65,808   65,808

  The foregoing as adjusted information reflects the proceeds from the sale of the notes offered hereby and presumes deduction of underwriting discounts and estimated offering expenses.

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                    CONDITION AND RESULTS OF OPERATIONS

  You should read the following discussion in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in the following discussion are considered forward-looking under the federal securities laws. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ substantially from historical results or our predictions. See "Special Note Regarding Forward-Looking Statements."

Overview

  We design, manufacture, market and support a wide range of computer hardware and software products for business-critical storage networks. We also design, manufacture, market and support products that integrate existing computer applications. We operate as two separate divisions--the Network Solutions Division and the Enterprise Integration Solutions Division. Our Network Solutions Division sells SAN products and our established channel networking products, which enable computers to transmit data over unlimited distances. Our Enterprise Integration Solutions Division develops and sells EAI software that automates the integration of computer software applications, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Both divisions offer professional consulting and support services. We were incorporated in 1979.

  Our 1998 revenues increased 36%, to $133.5 million, from $97.8 million in 1997, due in part to our October 1997 acquisition of the Internet Solutions Division of Apertus. This increase in revenues continued during the first quarter of 1999 with revenues of $36.9 million, an increase of 18% over 1998 first quarter revenues of $31.2 million.

  Our Network Solutions Division's product revenue increased 17% in the first quarter of 1999 to $20.8 million when compared to the first quarter of 1998. Revenues from SAN product applications increased 91% in the first quarter of 1999 to $11.8 million from $6.2 million in the first quarter of 1998. Sales of non-SAN related product applications, principally channel networking products, declined 22% in the first quarter of 1999 to $9.0 million from $11.6 million in the first quarter of 1998.

  Revenue from Enterprise Integration Solutions Division products increased 9% in the first quarter of 1999 to $4.9 million when compared to the first quarter of 1998. Revenue from the sale of our EAI products increased 81% in the first quarter of 1999 to $1.1 million from $611,000 in the first quarter of 1998. Sales of server gateways and tools products decreased 2% in the first quarter of 1999 to $3.8 million when compared to the first quarter of 1998.

  As set forth above, we derive an increasingly significant portion of our revenues from sales of our SAN and EAI products. As a result of product maturation, revenues derived from traditional channel networking and server gateways and tools products have declined, and we expect that revenues from these products will continue to decline in the future as we continue to focus more of our resources on our SAN and EAI products.

  We primarily sell our SAN products directly to end-user customers in connection with joint marketing activities with our business partners and original equipment manufacturers, or OEMs. OEMs combine our products with their own products and sell the combined products to their customers. For a new customer, the initial sales and design cycle, from first contact through shipment, can vary from 90 days to 12 months or more. We expect that this cycle will continue.

  While in recent quarters we have been profitable, a risk exists that we could experience variable earnings levels, including losses. Historically, a large percentage of our product shipments have occurred late in each quarter. Timing of receipt of orders from customers and delays in shipment can have a disproportionate impact on our revenues and results of operations in any given quarter.

Recent Developments

  On July 13, 1999, we reported our results of operations for the second quarter of 1999. Our total revenues for the second quarter of 1999 were $37.9 million, an increase of 13% compared to the same period in 1998. Net income for the second quarter of 1999 totaled $1.8 million, or $.07 per share on a fully diluted basis, compared to $870,000, or $.04 per share on a fully diluted basis, for the same quarter in 1998.

  Product revenue from the Networking Solutions Division increased 9% in the second quarter of 1999 to $21.8 million compared to the second quarter of 1998. Sales of SAN-related applications increased from $8.2 million to $13.6 million, or 67%, compared to the second quarter 1998 due to continuing demand for both open systems and mainframe configurations. Service revenue for the Networking Solutions Division increased 29% from $6.8 million to $8.7 million in the second quarter of 1999 compared to the second quarter of 1998, including a 228% increase in professional services revenue from the 1998 second quarter. Sales of our channel extension products in the second quarter of 1999 decreased 31% compared to the strong sales during the second quarter of 1998. While we expect the sale of channel extension products to decrease in the future, we do not expect the decline per quarter to be as substantial as it was in the second quarter of 1999.

  Product revenue from the Enterprise Integration Solutions Division increased 11% in the second quarter of 1999 to $4.6 million compared to the second quarter of 1998. Sales of EAI-related products increased 112% from $718,000 in the second quarter of 1998 to $1.5 million in the second quarter of 1999. Sales of EAI-related products increased 38% compared to the first quarter of 1999. Service revenue for the Enterprise Integration Solutions Division increased 11% compared to the second quarter of 1998 to $2.8 million, primarily due to growing demand for professional services. Professional services increased 125% to $1.1 million in the second quarter of 1999 compared to the second quarter of 1998. Revenue from maintenance contracts decreased 18% compared to the second quarter of 1998. The decrease is attributable to a reduced installed base of server gateway and tools products.

  On a combined basis, gross margins increased in the second quarter of 1999 to 58.9% compared to a gross margin of 58.3% in the second quarter of 1998. This increase was primarily due to an increase in high margin professional service revenue in our Network Solutions Division, offset by reduced server gateway and tools service revenue in our Enterprise Integration Solutions Division. Our operating margin improved to 7.3% in the second quarter of 1999 from 3.8% in the second quarter of 1998. The improvement was due primarily to the higher levels of revenue and cost control initiatives that we implemented in 1998. In addition, our available cash position improved by $7.4 million from March 31, 1999 due to profitable operations, the improvement in days sales outstanding from 86 days to 81 days, improvement in inventory turns and proceeds from the exercise of employee stock options.

  We believe our performance in the second quarter of 1999 reflects the fact that our sales are "lumpy" and subject to quarterly fluctuation and does not reflect any fundamental problems in our performance. In fact, in the second quarter of 1999 we experienced strong growth in each of our SAN and EAI business segments. Although the timing of our orders is not completely predictable, we continue to show product leadership in the SAN and EAI markets. We believe that the strategy we put in place in the last fiscal year to focus on these key markets has proven correct and remains on track.

Acquisitions

  On October 24, 1997, we acquired substantially all of the assets, including in-process research and development, of the Internet Solutions Division of Apertus, a provider of EAI and server gateways and tools. The purchase price of $16.4 million included a cash payment of $11.4 million at closing and assumption by us of $5.0 million of liabilities and related acquisition costs. The amount related to in-process research and development of approximately $2.8 million was charged to expense in 1997 as the underlying research and development projects had not yet reached technical feasibility. Subsequent to our acquisition of the Internet Solutions Division of Apertus, we recorded a charge of approximately $2.2 million for costs incurred to integrate our businesses, including accruals for severance, facility closures and infrastructure integration.

  On December 3, 1998, we acquired all of the outstanding stock of IntelliFrame Corporation, a start-up software and services company that develops technology for integrating legacy systems with client/server and for the Internet. The contract to purchase IntelliFrame's stock requires the $2.0 million purchase price to be paid in two installments of $1.0 million in each of January 1999 and 2000. We made the January 1999 payment of $1.0 million on January 4, 1999. We allocated $927,000 of the purchase price to in-process research and development, which was charged to expense in 1998, because the underlying research and development project, process dynamics, had not yet reached technological feasibility. Process dynamics is a new technology that manages business logic and process workflow for large e-commerce and CRM applications. We estimate that as of June 1, 1999, we will spend approximately $400,000 to complete development of process dynamics. Two employees who were former shareholders of IntelliFrame will be eligible for aggregate bonus payments of up to $12.0 million through December 31, 2001 if future revenues from our EAI products exceed defined targets. The potential bonus payments increase to a maximum of $16.0 million if we divest any portion of the EAI product line during 1999. The full bonus payments set forth above are conditioned upon the employment of these individuals through July 1, 2000.

Results of Operations

  The following tables set forth financial data for the periods indicated as a percentage of total revenue except for gross profit, which is expressed as a percentage of the related revenue.

                                                        Network Solutions
                                                            Division
                                                     --------------------------
                                                                      Three
                                                     Year Ended      Months
                                                      December        Ended
                                                         31,        March 31,
                                                     ------------  ------------
                                                     1997   1998   1998   1999
                                                     -----  -----  -----  -----
Revenue:
  Product sales.....................................  70.0%  72.8%  73.6%  71.2%
  Service fees......................................  30.0   27.2   26.4   28.8
                                                     -----  -----  -----  -----
    Total revenue................................... 100.0  100.0  100.0  100.0
                                                     -----  -----  -----  -----
Gross profit:
  Product sales.....................................  63.8   63.4   67.8   60.7
  Service fees......................................  35.9   36.7   35.9   44.2
                                                     -----  -----  -----  -----
    Total gross profit..............................  55.4   56.1   59.4   56.0
                                                     -----  -----  -----  -----
Operating expenses:
  Sales and marketing...............................  34.1   30.5   29.9   27.4
  Engineering and development.......................  15.2   13.4   13.4   14.5
  General and administrative........................   5.5    4.6    4.3    4.6
                                                     -----  -----  -----  -----
    Total operating expenses........................  54.8   48.5   47.6   46.5
                                                     -----  -----  -----  -----
Income from operations..............................   0.6    7.6   11.8    9.5
                                                     -----  -----  -----  -----
  Other income (expense), net.......................   1.8    0.4    0.3   (0.1)
                                                     -----  -----  -----  -----
Income before income taxes..........................   2.4    8.0   12.1    9.4
  Provision for income taxes........................   0.9    2.7    4.5    3.2
                                                     -----  -----  -----  -----
Net income..........................................   1.5%   5.3%   7.6%   6.2%
                                                     =====  =====  =====  =====

                                                Enterprise Integration
                                                  Solutions Division
                                              ---------------------------------
                                              Year Ended
                                               December        Three Months
                                                  31,         Ended March 31,
                                              -------------   -----------------
                                              1997    1998     1998      1999
                                              -----   -----   -------   -------
Revenue:
  Product sales..............................  71.7 %  67.2 %    64.9 %    64.5%
  Service fees...............................  28.3    32.8      35.1      35.5
                                              -----   -----   -------   -------
    Total revenue............................ 100.0   100.0     100.0     100.0
                                              -----   -----   -------   -------
Gross profit:
  Product sales..............................  83.2    83.0      75.3      91.2
  Service fees...............................  23.8    38.8      35.1      34.6
                                              -----   -----   -------   -------
    Total gross profit.......................  66.4    68.4      61.2      71.1
                                              -----   -----   -------   -------
Operating expenses:
  Sales and marketing........................  36.3    39.7      56.0      35.4
  Engineering and development................  31.5    22.8      33.6      21.8
  General and administrative.................   3.2     5.0       5.0       5.0
  Purchased in process research and
   development...............................  15.6     3.0       --        --
  Integration charges........................  12.4     --        --        --
                                              -----   -----   -------   -------
    Total operating expenses.................  99.0    70.5      94.6      62.2
                                              -----   -----   -------   -------
Income (loss) from operations................ (32.6)   (2.1)    (33.4)      8.9
  Other income (expense), net................  (0.2)    --       (0.2)      8.6
                                              -----   -----   -------   -------
Income (loss) before income taxes............ (32.8)   (2.1)    (33.6)     17.5
  Provision (benefit) for income taxes....... (13.1)    0.3     (12.6)      5.9
                                              -----   -----   -------   -------
Net income (loss)............................ (19.7)%  (2.4)%   (21.0)%    11.6%
                                              =====   =====   =======   =======

Quarterly Operating Results

  The following table sets forth information concerning our quarterly operating results for our most recent eight quarters. This information has been derived from our unaudited consolidated financial statements. In our opinion, this unaudited information has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus. The operating results for any quarter are not necessarily indicative of results for any future period. All information presented is in thousands except per share data.

                                                             Three Months Ended
                         --------------------------------------------------------------------------------------------
                         June 30,  September 30, December 31, March 31, June 30, September 30, December 31, March 31,
                           1997        1997          1997       1998      1998       1998          1998       1999
                         --------  ------------- ------------ --------- -------- ------------- ------------ ---------
Revenue................. $20,696      $23,810      $31,588     $31,166  $33,466     $33,010      $35,893     $36,913
Gross profit............  11,736       13,725       18,022      18,634   19,517      18,884       21,672      21,814
Income (loss) from
 operations.............  (1,769)         206       (3,901)        522    1,259       2,610        2,821       3,462
                         -------      -------      -------     -------  -------     -------      -------     -------
Net income (loss)....... $  (858)     $   373      $(2,206)    $   369  $   870     $ 1,799      $ 1,691     $ 2,697
                         =======      =======      =======     =======  =======     =======      =======     =======

Revenue

  Our Network Solutions Division revenue consists of the sale and support of products that enable our customers to build and manage SANs and our traditional channel networking products for applications such as remote storage, remote disk mirroring, remote tape vaulting and disaster recovery.

  Our Enterprise Integration Solutions Division revenue consists of the licensing, sale and support of EAI products and our traditional server gateways and tools, which are used for CRM and e-commerce applications.

  We generally recognize revenue from product sales upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software license agreements with OEMs for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to its customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

Three Months Ended March 31, 1998 and 1999

  Revenue from Network Solutions Division products increased 17% in the first quarter of 1999 to $20.8 million compared to the first quarter of 1998. SAN applications for both open systems and mainframes continued to drive new product revenue during the first quarter of 1999. SAN product applications increased 91% in the first quarter of 1999 to $11.8 million from $6.2 million in the first quarter of 1998. Sales of product applications not related to our SAN products declined in the first quarter of 1999 to $9.0 million from $11.6 million in the first quarter of 1998.

  Service revenue from the Network Solutions Division increased by $2.0 million or 32% in the first quarter of 1999 to $8.4 million compared to the first quarter of 1998, with new professional services revenue accounting for $1.2 million of the increase. The growing base of customers using our products accounted for the remaining increase in revenue.

  Revenue from Enterprise Integration Solutions Division products increased 9% in the first quarter of 1999 to $4.9 million compared to the first quarter of 1998. Revenue from the sale of EAI products increased 81% in the first quarter of 1999 to $1.1 million from $611,000 in the first quarter of 1998. The increase was due to growing customer demand for products that integrate legacy applications and networks with new networks and applications so that users can access business-critical information. The acquisition of IntelliFrame did not have a significant impact on 1999 first quarter revenue. Sales of server gateways and tools decreased 2% in the first quarter of 1999 to $3.8 million compared to the first quarter of 1998, primarily due to a reduction in sales volume to OEMs.

  Service revenue from the Enterprise Integration Solutions Division increased 11% in the first quarter of 1999 to $2.7 million compared to the first quarter of 1998, primarily due to an increase in professional services revenue.

  Revenue generated from the sale of products and services outside the United States increased by $1.6 million, or 16%, in the first quarter of 1999 compared to the first quarter of 1998. This increase was primarily due to growing international customer demand for SAN and EAI related product applications. We derived 31% of our revenue outside the United States in the first quarter of 1999 compared to 32% in the first quarter of 1998.

  During 1997 we announced our new SAN strategy and UltraNet(R) family of products that provides for high-speed connectivity between storage devices and servers from anywhere, any time. During 1999 we intend to continue to add new features to our UltraNet(R) product line, particularly in the areas of open systems and fibre channel, to provide customers with additional applications to satisfy their growing need for SAN capabilities.

  We expect continued quarter-to-quarter fluctuations in both domestic and international revenues. The timing of sizable orders, because of their relative impact on total quarterly sales, contributes to such fluctuations. The level of product sales reported by us in any given period will continue to be affected by the receipt and fulfillment of sizable new orders.

Years Ended December 31, 1996, 1997 and 1998

  Revenue from Network Solutions Division products decreased 9% in 1997 to $56.1 million compared to 1996. Fulfillment of an OEM contract with IBM resulted in $7.6 million of this decrease. The balance is attributable to a decrease in channel networking and other non-SAN related product sales. The reduction in networking products revenue attributable to these items was somewhat offset by initial sales of SAN related product applications, including sales of UltraNet(R) Storage director products.

  Revenue from Network Solutions Division products increased 34% in 1998 to $75.0 million compared to 1997. SAN applications for both open systems and mainframes continued to drive new product revenue in 1998. Product sales of SAN-related applications increased 379% in 1998 to $31.9 million from $6.7 million in 1997. Product sales of channel networking related applications declined 13% in 1998 to $43.1 million from $49.5 million in 1997.

  Service revenue from the Network Solutions Division increased by 17% in both 1997 and 1998 to $24.1 million and $28.1 million, respectively, due to the growing base of customers using our products. In addition, the sale of professional services to Network Solutions Division customers generated $1.5 million of new incremental service revenue in 1998.

  Revenue from Enterprise Integration Solutions Division products decreased 1% in 1997 to $12.7 million compared to 1996. Reductions in revenue from the sale of traditional server gateways and tools products to OEMs were somewhat offset by initial sales of our EAI products. The October 1997 acquisition of the Internet Solutions Division of Apertus accounted for $2.3 million of new product revenue in 1997.

  Revenue from the sale of Enterprise Integration Solutions Division products increased 62% in 1998 to $20.5 million, due to the acquisition of the Internet Solutions Division of Apertus in the fourth quarter of 1997 and an increase in the sale of EAI products. Revenue from the sale of EAI products increased 528% in 1998 due to increasing customer demand for products that integrate legacy applications with frameworks, packaged applications or new environments, while also providing mainframe connectivity. In addition, approximately 60% of the increase in revenue from EAI product sales can be attributed to a single transaction.

  Service revenues from the Enterprise Integration Solutions Division increased in 1997 and 1998 by $2.7 million and $5.0 million, respectively, primarily due to the October 1997 acquisition of the Internet Solutions Division of Apertus.

  Revenue generated from the sale of products and services outside the United States decreased by $173,000 or 1% in 1997 compared to 1996 and increased by $16.3 million or 57% in 1998 compared to 1997. Specifically, we derived 30%, 29% and 34% of our total revenue from outside the United States in 1996, 1997 and 1998, respectively. The increase in revenue generated outside the United States in 1998 is primarily attributable to growing customer demand for SAN and EAI related product applications.

  Sales to IBM and its multiple divisions accounted for 18% of our total revenue in 1996. No single customer accounted for more than 10% of our revenue in 1997 or 1998.

  Revenue increases in both 1997 and 1998 were attributable to the increased sales of both SAN and EAI products. Price increases for our products and services did not have a significant impact on revenue in either year.


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

Gross Profit

 Three Months Ended March 31, 1998 and 1999

  Gross profit margin from the sale of Network Solutions Division products was 61% in the first quarter of 1999 compared to 68% in the first quarter of 1998. The decrease in the gross profit margin was primarily due to favorable purchases of raw materials that were realized in the first quarter of 1998.

  Gross profit margin from Network Solutions Division service revenues was 44% in the first quarter of 1999, compared to 36% in the first quarter of 1998. The improvement in the gross profit margin from the Network Solutions Division is attributable to new revenue from professional services that offer a higher gross margin than our traditional service business.

  Gross profit margin from the sale of Enterprise Integration Solutions Division products was 91% in the first quarter of 1999 compared to 75% in the first quarter of 1998. The increase can be attributed to higher margin software sales accounting for a larger percentage of total Enterprise Integration Solutions Division product revenue.

  Gross profit margin from all services, including professional services, provided by the Enterprise Integration Solutions Division was 35% in the first quarter of both 1998 and 1999.

  Actual gross profit margins on product sales in 1999 will depend on a number of factors, including the mix of products, acceptance of our new products, particularly in the SAN and EAI markets, the relative amount of products sold through sales channels other than our direct sales force, primarily OEM sales, and the level of price competition.

 Years Ended December 31, 1996, 1997 and 1998

  Gross profit margin from Network Solutions Division product sales was 62% in 1996, compared to 64% in 1997 and 63% in 1998. The 1997 decrease in lower margin sales to IBM resulted in a higher gross profit margin percentage from product sales in 1997 compared to 1996. The slight decrease in percentage gross margin from Network Solutions Division product sales in 1998 compared to 1997 was due to an increase in UltraNet(R) product sales that have a slightly lower gross margin during the product introduction period than our traditional Channelink(R) products.

  Gross profit margin from Network Solutions Division service revenues in 1996, 1997 and 1998 was 30%, 36% and 37%, respectively. The improvement in gross profit margins in 1997 and 1998 is attributable to economies of scale resulting from the steadily increasing base of customers contracting for services and new incremental revenue from professional services, which offers a higher gross margin than our traditional service business.

  Gross profit margin from Enterprise Integration Solutions Division product sales was 81% in 1996 compared to 83% in 1997 and 1998. The increase can be attributed to the increased sales of higher-margin software products accounting for a larger percentage of total Enterprise Integration Solutions Division product revenue.

  Gross profit margin from Enterprise Integration Solutions Division service revenues was a negative 20% in 1996 and improved to 24% and 39% in 1997 and 1998, respectively. The improvement in gross profit margins from Enterprise Integration Solutions Division service revenues in both 1997 and 1998 can be attributed to economies of scale generated by the October 1997 acquisition of the Internet Solutions Division of Apertus.

Operating Expenses

 Three Months Ended March 31, 1998 and 1999

  Sales and marketing expense related to our Network Solutions Division increased by $753,000, or 10%, in the first quarter of 1999 compared to the first quarter of 1998 due to the additional expense associated with the 17% increase in revenue from the sale of Network Solutions Division products.

  Engineering and development expense primarily relates to costs associated with development of new products and enhancements to existing products. Engineering and development expense related to our Network Solutions Division increased by $1.0 million, or 32%, in the first quarter of 1999 compared to the first quarter of 1998. This increase was primarily due to continued development of our UltraNet(R) family of products that provide customers with additional applications to satisfy their growing need for SAN capabilities.

  Operating expenses, including sales and marketing and engineering and development, for our Enterprise Integration Solutions Division decreased by $1.8 million, or 28%, in the first quarter of 1999 compared to the first quarter of 1998 due to the completion of our initiatives in 1998 to reduce head count and expense associated with this division.

  We anticipate investing approximately 15% of total revenue on engineering and development in 1999, which includes investments in current and future products. We believe a sustained high level of investment in engineering and development is essential to customer satisfaction and future revenue. During 1999, we intend to continue to invest in our UltraNet(R) product line, particularly in the areas of open systems and fibre channel to further enhance our SAN offerings. We also intend to complete development of the process dynamics technology acquired as in-process research and development from IntelliFrame in December 1998.

  General and administrative expense increased by $321,000, or 23%, in the first quarter of 1999 compared to the first quarter of 1998. The increase is primarily attributable to the additional expense associated with the higher level of revenue in the first quarter of 1999.

  The operating margin as a percentage of total revenue for our Network Solutions Division in the first quarter of 1999 was equal to 9.5%, compared to 11.8% in the first quarter of 1998. Operating margin for our Enterprise Integration Solutions Division improved to 8.9% of total revenue in the first quarter of 1999 compared to a negative 33.4% in the first quarter of 1998.

 Years Ended December 31, 1996, 1997 and 1998

  Sales and marketing expense related to our Network Solutions Division increased by $3.0 million, or 13%, in 1997 as compared to 1996 due to the marketing expense associated with the launch of our SAN strategy and UltraNet(R) family of products in 1997 and investments we made in our sales and marketing organization to identify new market opportunities for our products. Sales and marketing expense related to our Network Solutions Division increased by $4.1 million, or 15%, in 1998 as compared to 1997 due to the additional expense associated with the 34% increase in Network Solutions Division product revenue.

  Engineering and development expense related to our Network Solutions Division increased in 1997 and 1998 by $2.2 million, or 22%, and $1.6 million, or 13%, respectively, compared to the prior year due to continued development of our UltraNet(R) family of products that provide customers with additional applications to satisfy their growing need for SAN capabilities. Revenues related to shipments of UltraNet(R) products increased 222% to $17.7 million in 1998 from $5.5 million in 1997.

  Sales and marketing expense related to our Enterprise Integration Solutions Division declined by $1.5 million in 1997 compared to 1996 due to the reassignment of certain sales personnel to the Network Solutions Division. Sales and marketing expense related to our Enterprise Integration Solutions Division increased by $5.7 million in 1998 due to the October 1997 acquisition of the Internet Solutions Division of Apertus.

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


  Engineering and development expense related to our Enterprise Integration Solutions Division in 1996, 1997 and 1998 was $3.9 million, $5.6 million and $7.0 million, respectively. The increases in 1997 and 1998 can be attributed to continued development of new products and the acquisition of the Internet Solutions Division of Apertus in the fourth quarter of 1997. In 1998, we also completed development of the Enterprise/Connect(TM) product acquired as in-process research and development in connection with this acquisition.

  General and administrative expense decreased by $193,000, or 4%, in 1997 as compared to 1996 due to incremental costs incurred in 1996 for employee severance and costs incurred in 1996 associated with a management reorganization that occurred at the end of 1995. General and administrative expense increased by $1.3 million, or 26%, in 1998 as compared to 1997. This increase is primarily attributable to the additional expense associated with the higher level of revenue and acquisition of the Internet Solutions Division of Apertus in October 1997.

  Excluding special charges, our operating expenses in 1996, 1997 and 1998 were equal to 53%, 58% and 53% of total revenue, respectively. The deterioration in operating expense as a percentage of total revenue in 1997 compared to 1996 is attributable to the added expense associated with the development and launch of our UltraNet(R) product line and our SAN strategy. The improvement in operating expenses as a percentage of total revenue in 1998 compared to 1997 is attributable to a decrease in personnel and other cost control initiatives combined with the increase in total revenue.

Special Charges

  During 1996, we recorded a $2.7 million pre-tax charge for the write-down of purchased technology due to changing market conditions and evolving customer requirements for server gateways and tools.

  During the fourth quarter of 1997, we recorded pre-tax charges of approximately $2.8 million for in-process research and development associated with the acquisition of the Internet Solutions Division of Apertus and approximately $2.2 million for severance, facility closures and infrastructure integration subsequent to the acquisition, to integrate the businesses.

  During the fourth quarter of 1998, we recorded a $927,000 charge for in-process research and development associated with the acquisition of IntelliFrame. This charge was not deductible for tax purposes.

Other

 Three Months Ended March 31, 1998 and 1999

  Other income increased to $626,000 in the first quarter of 1999 from $69,000 in the first quarter of 1998 due to recognition of a $667,000 payment received in connection with the sale of our vision product line. We presently anticipate, but cannot assure, that two additional payments of $667,000 and $630,000 will be received and recognized as other income in March 2000 and March 2001, respectively.

  We recorded a provision for income taxes in the first quarter of 1999 at an effective income tax rate of 34%, compared to 38% in the first quarter of 1998. Fluctuations in our effective income tax rate are primarily due to the amount of non-deductible foreign losses and fluctuations in the level of benefit from our foreign sales corporation.

 Years Ended December 31, 1996, 1997 and 1998

  Interest income decreased in 1997 and 1998 by $306,000 and $1.2 million, respectively, from the prior year, due to lower available balances of cash and marketable securities resulting from our common stock repurchase program and acquisition of the Internet Solutions Division of Apertus.

  We recorded a provision for income taxes in 1996, 1997 and 1998 at an effective rate of 33%, 41% and 38%, respectively. Excluding the nondeductible charge in 1998 for purchased in-process research and development associated with the acquisition of IntelliFrame, our effective tax rate for 1998 would have been 34%. Fluctuations in our effective income tax rate for 1997 and 1998 are primarily due to the large special charges recorded each year, the amount of nondeductible foreign losses and fluctuations in the level of benefit from our foreign sales corporation. We recorded a net deferred tax asset at December 31, 1998 of $5.7 million. Based on an assessment of our taxable earnings history and prospective future taxable income, we have determined it to be more likely than not that our net deferred tax asset will be realized in future periods. We may be required to provide a valuation allowance for this asset in the future if we do not generate sufficient taxable income as planned.

Liquidity and Capital Resources

  We have historically financed our operations through the private and public sale of equity securities, bank borrowings under lines of credit, capital and operating leases and cash generated by operations.

  Cash, cash equivalents and marketable securities as of March 31, 1999 totaled $15.0 million, an increase of $2.6 million since December 31, 1998. Operations and proceeds from the exercise of stock options provided cash in the first quarter of 1999 of $3.2 million and $2.7 million, respectively. Uses of cash in the first quarter of 1999 included the purchase of property and equipment and spare parts totaling $2.3 million. We also made a $1.0 million installment payment in the first quarter of 1999 relating to our 1998 purchase of IntelliFrame.

  Cash, cash equivalents and marketable securities as of December 31, 1998 totaled $12.4 million, an increase of $1.5 million in 1998. Operations provided $10.9 million of cash in 1998. Our operating profitability improved in 1998 and accounts receivable days sales outstanding were reduced from 95 days at the end of 1997 to 77 days at the end of 1998. Inventory levels increased by $6.9 million in 1998 due to higher sales levels and additional requirements for test products and evaluations. Accrued liabilities increased by $2.4 million in 1998 due to higher year-end bonuses and commissions resulting from our increased revenue and profitability in 1998. Proceeds from the exercise of stock options and shares issued under the employee stock purchase plan contributed $1.6 million of cash in 1998. Uses of cash in 1998 included the purchase of property and equipment, spare parts and technology assets totaling $9.3 million and common stock repurchases of $1.8 million.

  Expenditures for capital equipment and spare parts have been, and will likely continue to be, a significant capital requirement. We have leased a new building, presently under construction, for our principal business operations with occupancy scheduled for the 1999 fourth quarter. We believe that our current balances of cash, cash equivalents and marketable securities, when combined with anticipated cash flows from operations and the net proceeds from this offering will be adequate to fund our operating plans and meet our currently anticipated aggregate capital requirements, at least through the next 12 months.

  We believe that inflation has not had a material impact on our operations or liquidity to date.

Year 2000

  We are aware of the issues relating to the year 2000 and continue to assess the impact that year 2000 issues will have on our business. We have also initiated corrective action with respect to the year 2000 issues uncovered during our assessment. The following information outlines the current status of our plans regarding year 2000 issues.

Our State of Readiness

  We have established a cross functional team that has been charged with assessing our year 2000 readiness and identifying year 2000 related issues that could impact our business. The activities include a review of all year 2000 issues relating to our internal business systems, products and third party suppliers and vendors.

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

  We have assessed our internal information systems to determine if they will meet our needs into and beyond the year 2000. Based on this assessment, we determined that one of our primary internal business systems was not year 2000 compliant. We spent approximately $2.3 million on new hardware, software and services in 1998 to acquire and implement a new year 2000 compliant business system that was installed and became operational in January 1999. Our old non-compliant business system was fully depreciated by the end of 1998. We are continuing to test and assess our internal information and business systems to ensure year 2000 compliance.

  The primary purpose of our products is to carry data between systems. We define year 2000 readiness for our products to mean that, as a result of date transition relating to the year 2000, our products will not fail in their task of transmitting data or corrupt the data stream that they carry. To date, based on our activities to assess the year 2000 readiness of our products, we have determined that certain third party software imbedded in our products is not year 2000 compliant. We are currently implementing a program that is expected to correct the deficiency by August 31, 1999. A secondary issue relates to the cosmetic appearance of displays and status reports produced by our products. Our products utilize dates for logging alerts, messages, and displays and reporting network traffic. These functions are ancillary to the products' primary operation of data transmission, and therefore are excluded from our definition of year 2000 readiness. We are committed to making displays and reports from our products clear and accurate. We tested our products for cosmetic appearance at the same time we tested our products for year 2000 readiness. The dates presented in certain versions of our software products are shown as two digits or contain other report anomalies. The appearance related anomalies have been or will be corrected in subsequent versions of our products that are scheduled to ship prior to January 1, 2000.

  We are also conducting an assessment of our key vendors and suppliers to ensure that no interruption of material, service or product functionality occurs due to year 2000 date transitions. Our assessment is ongoing and a completion date has not been identified. However, we believe that alternate vendors could be utilized to replace the products and services that are currently provided by our key suppliers and vendors.

  To date, the cost of the new business system and the allocation of employee resources have been the only costs incurred by us to address year 2000 readiness. Based on the assessment activities completed to date, we do not believe that we will incur significant extra expense relating to year 2000 issues.

Year 2000 Related Risks

  A worst case scenario relative to the year 2000 issue would be the discovery of additional year 2000 deficiencies in our products that require significant extra time and expense to correct. In addition, sales could be materially impacted in 1999 if customers were to stop, or significantly reduce, procurement of new equipment for their data centers and networks until after the start of the year 2000. A critical year 2000 deficiency by a key supplier, coupled with a failure to locate a suitable alternative source of supply, could also have a material impact on our business. See "Risk Factors--Our failure and the failure of our suppliers and strategic partners and customers to be year 2000 compliant could harm our business."

Contingency Plans

  We believe that we are addressing all known year 2000 related risks. While we do not believe that developing a remediation plan for the worst case year 2000 risks noted above is practicable, we are attempting to mitigate further risk by continuing to test and assess our products and the products and services of our key suppliers and vendors for year 2000 readiness. We continually work to identify suitable alternative sources of supply for key products and services to mitigate the risks relative to the year 2000 and other business interruption issues. We intend to address any additional year 2000 related risks as they become known.

Additional Inventory Purchases

  Two of our suppliers may not be year 2000 compliant. As a result, we are purchasing additional inventory of approximately $500,000 from those suppliers in advance of the year 2000. We believe this additional inventory allows us to continue to operate without any disruption or delay caused by those suppliers' potential failure to be year 2000 compliant. We anticipate that this additional inventory will be consumed in the ordinary course of business during 2000.

New European Currency

  On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and the euro, a new European currency, and adopted the euro as their common legal currency. Either the euro or a participating country's present currency will be accepted as legal tender from January 1, 1999 to January 1, 2002, from which date forward only the euro will be accepted. We have a significant number of customers located in European Union countries participating in this conversion. The conversion may have competitive implications for our pricing and marketing strategies, which could be material in nature; however, any such impact is not known at this time. Our new business system implemented as of January 1999 is capable of handling the new euro currency. There is no assurance, however, that all problems related to the conversion will be foreseen and corrected, or that no material disruptions of our business will occur.

Market Risk

  We have no derivitive financial instruments in our cash and cash equivalents. We invest our cash and cash equivalents in investment grade, highly liquid investments, consisting of money market instruments, bank certificates of deposit and investments in commercial paper. We anticipate investing our net proceeds from this offering in similar investment grade, interest-bearing securities pending their use as described in this prospectus.

  We are exposed to certain market risks related to fluctuations in foreign exchange rates because some sales transactions, and the assets and liabilities of our foreign subsidiaries, are denominated in foreign currencies, primarily French francs, the euro and British pounds sterling. We have not invested in any derivitive financial instruments to manage this risk.

New Accounting Pronouncements

  Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), effective for us on January 1, 2001, establishes new standards for recognizing all derivatives as either assets or liabilities, and measuring those instruments at fair value. Currently, we do not anticipate that SFAS No. 133 will have a material impact on our financial position or results of operations.

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

                                    BUSINESS

Overview

  We design, manufacture, market and support a wide range of computer hardware and software products for business-critical storage networks. We also design, manufacture, market and support products that integrate existing computer applications. We operate as two separate divisions--the Network Solutions Division and the Enterprise Integration Solutions Division. Our Network Solutions Division sells storage area networking, or SAN, products and our established channel networking products, which enable computers to transmit data over unlimited distances. Our Enterprise Integration Solutions Division develops and sells enterprise application integration, or EAI, software that automates the integration of computer software applications, as well as our traditional server gateways and tools, which enable multiple desktop computers and mainframe terminals to communicate with one another. Both divisions offer professional consulting and support services.

  Our Network Solutions Division is a leading provider of hardware and software products that provide solutions for networked storage environments. Specifically, we provide solutions that enable our customers to build and manage SANs. Customers can create SANs within both LANs and exclusively through our proprietary technology within WANs. We believe SANs will proliferate as a result of fibre channel, a new technology that dramatically improves limitations on I/O and the connectivity of additional devices to SANs. We believe fibre channel will enable businesses to efficiently consolidate, cluster and share data from multiple storage devices on a highly fault-tolerant SAN. Our Network Solutions Division products provide this interconnectivity between SANs and existing networks.

  Our SAN solutions work in both closed mainframe environments and open systems environments. Our SAN products enable companies to cost effectively manage their increasing storage requirements, flexibly add to and reconfigure their existing SANs, provide faster access to greater amounts of data and protect their data more efficiently. We believe our SAN products uniquely offer the following advantages over currently available alternatives:

  . The ability to connect various applications and heterogenous environments using different protocols and standards, including ESCON, T1, SCSI, bus and tag, fibre channel and TCP/IP. Protocols are a set of rules for communicating between computers.

  . The ability to create SAN/WAN configurations that allow high-speed data transfer over long distances. The SAN/WAN configurations enable remote disk mirroring, which is the real-time, or immediate, back-up of data to remotely located disks and remote tape vaulting, which is the back-up of data to a remote tape drive. WANs include various telephone transmission speeds, media and protocols.

  . The flexibility to easily link additional storage devices into an existing SAN.

  . The ability to connect and link devices in a SAN transparently, meaning with little or no alteration of other vendors' hardware or software products.

  We market our SAN products directly and through partnerships with leading storage industry companies, including Brocade, Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn.

  Our Enterprise Integration Solutions Division develops, markets and supports software products that enable desktop computer and terminal users to access legacy data. Our EAI solutions help organizations integrate legacy access with powerful new business applications that improve customer productivity and customer satisfaction. We produce software that allows the integration to be automated without burdensome, line-by-line recoding and retesting of existing applications. Our EAI solutions preserve our customers' investment in their computer systems, allow enterprise-wide real-time access to data and are flexible and highly scalable. Our EAI solutions also speed newer applications to market.


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


  Terminal users often operate with different networking protocols, such as TCP/IP and SNA, to communicate with one another. TCP/IP is used on open systems, and SNA is typically used by IBM mainframes. Enterprise Integration Solutions Division's products permit interconnectivity among computers using these differing protocols.

  Typical uses for our products include e-commerce and CRM. We market our EAI products in conjunction with leading industry partners, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel Systems.

  We also employ a dedicated professional services and support group that actively assists customers in the installation, maintenance and management of our solutions. This group is comprised of approximately 150 professionals and provides service 24 hours a day, seven days a week, around the globe.

Network Solutions Division

SAN Industry Background

 Growth in Enterprise Data

  In recent years, the volume of data generated, processed and distributed in enterprise environments has grown significantly. This growth has been fueled by, among other things:

  . the proliferation of open systems;

  . a distribution, or decentralization, of data storage;

  . increased use of data intensive enterprise applications;

  . rapid increase of Internet usage, including e-commerce;

  . on-line transaction processing;

  . digital video and multimedia, or graphical, applications; and

  . sophisticated database gathering and retrieval techniques, known as data warehousing and data mining.

  The overall decrease in the cost of storage has also contributed to this trend. In addition, continuous and seamless back-up of business-critical data is becoming vital as companies have learned to capture and mine increasing amounts of data. This increase of, and reliance upon, business-critical data has increased the demand for storage capacity. International Data Corporation estimates that disk storage accessed by users grew from approximately 10,000 terabytes, or ten thousand trillion characters, in 1994 to approximately 116,000 terabytes in 1998. This figure is estimated to reach approximately 1,400,000 terabytes in 2002, which reflects a compound growth rate of 86% per year. These increasing volumes of data are challenging businesses to implement systems that allow users to share, access and protect the information across the enterprise.

 Limitations of Traditional Storage Solutions

  The rapid escalation of the size and amount of data stored has presented organizations with significant data management challenges and increased storage related costs. As the volume of data stored and the numbers of users that require access to the data continue to increase, storage systems and servers are burdened by an increased number of input/output, or I/O, transactions they must perform. Traditionally companies have stored data using storage connection architecture based upon ethernet, small computer system interface, or SCSI, enterprise serial connection, or ESCON, or bus and tag standards. Ethernet, SCSI, ESCON and bus and tag are storage connection standards and protocols that govern connections to computer devices and the transfer of data among computers and peripherals, which are devices such as storage units and printers. However, this storage architecture has inherent speed, distance, capacity and performance constraints. For example, depending on the interface used:

  . bandwidth, or the data transmission rate, is generally fixed at 15, 40 or 80 megabytes per second;

  . distance between devices is limited to 12 to 150 meters;

  . connectivity is limited to 15 storage devices;

  . the lack of data management capability in SCSI devices places the burden for management tasks on servers, degrading network performance;

  . if the server to which the data storage device is connected fails, the data cannot be accessed; and

  . LAN performance can be significantly degraded while the LAN is being used for storage back-up applications.

The constraints have significantly increased the complexity and cost of maintaining storage systems based on traditional architecture.

 Benefits of Fibre Channel

  In response to the speed, distance, capacity and performance limitations of traditional storage architectures, the fibre channel interface was developed in the mid-1990s as an open standard technology specifically for high performance, data intensive environments. Fibre channel products offer over one gigabit per second of bandwidth and enable the inter-connectivity of millions of storage devices and servers. In addition, fibre channel offers the following benefits:

  . distances up to 10 kilometers;

  . technology that serves as a single interface for both networking and I/O applications;

  . technology that supports a variety of traditional I/O and LAN protocols and interfaces, including SCSI and Internet Protocol, or IP, over high speed infrastructures; and

  . the ability to support simultaneous two-way communications, effectively doubling the bandwidth.

  The introduction of fibre channel means traditional storage architecture can be replaced by fibre channel SANs over a period of time. SANs utilize the principles of centralized network management found in LANs to create a distributed storage environment, meaning multiple storage devices can be connected to multiple servers. As a result, users experience the connectivity and access benefits of networking architectures for their storage needs.

  However, the adoption of SANs and fibre channel do not provide complete solutions to customers managing large amounts of data in a distributed environment, where operating computers and storage devices are at different locations, often at great distances from one another. Specifically, solutions are required that address the following:

  . Distance--Customers require products that support transfers over unlimited distances. SCSI only supports a maximum connection distance of 12 meters, and fibre channel only supports a maximum connection distance of 10 kilometers. Transmission across third party phone lines is not supported by either SCSI or fibre channel.

  . Connectivity--Customers want their legacy and open systems to communicate with one another and share data. Legacy mainframe systems have interface channels using the ESCON, T1 or bus and tag protocols, and open systems use SCSI or LAN standards known as TCP/IP, or Transmission Control Protocol/Internet Protocol. Fibre channel switches cannot communicate with non-fibre channel switches, requiring further connectivity solutions.

  . Seamless storage solutions--Distance and connectivity issues prevent remote fault-tolerant and disaster-proof storage solutions and interconnectivity of LANs to WANs. As a result, users are required to manually handle and transport their storage back-up tapes to off-site locations, resulting in additional expenses and inefficient data recovery.


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

  Dataquest, an industry analyst group, reports that worldwide spending on SAN related solutions totaled approximately $250 million in 1998 and is expected to grow to an estimated $2.4 billion in 2002. We believe that vendors who provide solutions to overcome distance and connectivity limitations of fibre channel/LAN/WAN structures can expect to participate in this large and rapidly growing market.

Our Networking Solution

  We are a leading provider of SAN solutions and help organizations create storage networks that link local and remote data centers and manage data across dissimilar computing platforms for storage applications, data transfer and data sharing. We provide a bridge that allows SANs to be used in a WAN. Customers are able to implement our solutions without widespread changes to hardware or software products provided by other vendors.


     [Graphic: Illustrative diagram explaining how the Networking Solutions Division's products relate to typical storage architecture. The diagram shows an ellipse. Inside the ellipse are graphics of CNT's UltraNet(R) products, which are labeled as such, and the graphic illustrates connection to a WAN.
    Also inside the ellipse is the text "Storage Area Network." The UltraNet products are connected to graphics of various network devices outside the ellipse, labeled "Unix/NT Server," "Disk Storage" and "Tape Storage."]

  We provide a high level of performance and reliability for mainframe and open systems, supporting key vendor environments such as EMC, Hitachi Data Systems and IBM. Our storage products address the limitations of traditional storage architecture, fibre channel and SANs in the following ways:

  . Distance--Our products enable organizations to create secure storage area networks without any distance limitations. Our products allow the transfer of data over unlimited distances, thereby freeing customers from the 12 meter connection limit imposed by SCSI and the 10 kilometer connection limit imposed by fibre channel.

  . Interoperability and Scalability--Our products also leverage leading technologies, such as fibre channel, and complement our customers' existing LAN/WAN infrastructures without burdensome hardware and software changes. Our products operate at the center of a SAN and establish a direct connection between storage elements and servers to manage and share data among servers and storage systems. Our products are protocol independent--they can connect devices that use SCSI, fibre channel, ESCON, bus and tag, T1 and TCP/IP protocols. Distributed storage can be consolidated from multiple servers to one storage device, which in turn can be accessed by a virtually unlimited number of servers.


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


  . Increased Systems Performance--Our technology supports rapid transfer of data, reducing I/O bottlenecks and enhancing overall system performance. For example, our FileSpeed(TM) products increase data transfer speeds from 1.5 million bits per second, the maximum allowed by TCP/IP and SNA, up to 169 million bits per second per channel, by using a parallel data movement technology. Additionally, network performance is typically degraded during back-up operations as all of the files must pass through a central server. We move back-up off of the LAN and onto the SAN, thereby freeing the server and increasing the performance of the network.

  Combining our solutions with fibre channel products results in further benefits. Fibre channel products have management capabilities designed to monitor and control storage and networking devices in a SAN environment. As a result, servers are no longer burdened with storage management tasks, again increasing performance. The ability to access data is also enhanced, since a server failure will not prevent access to data.

  Our SAN solutions are used for immediate, or real-time, back-up and recovery, and support a technology known as remote disk mirroring. Disk mirroring avoids the serious threat to businesses posed by the loss of data between data system back-ups by simultaneously creating up-to-the-minute images of business-critical data on multiple back-up storage disks. Our remote disk mirroring technology permits the back-ups to be transmitted to a geographically separated location, thereby reducing the risk of natural and site wide disasters. This technique also permits rapid recovery of data when needed, as it is not necessary to reload tapes.

  We also enhance disaster-proof operations in other ways. Traditional LAN-based storage management requires manual handling and transportation of storage to an off-site location. While this ensures a physically-separated copy of valuable corporate data, it requires additional time and expense for handling and transportation. In addition, finding the right tape in a timely manner can be difficult. By bridging the SAN over the WAN, back-ups can be instantly made to remote locations on disk media, including by disk mirroring, or on tape, known as electronic tape vaulting. The benefit is secure archiving and timely retrieval of the correct business-critical data.

  We support our SAN products by offering a comprehensive set of professional services. We help our customers design and install our products and our business partners' products. Our offerings include implementation planning and turn-key installation.

Network Solutions Strategy

  We intend to build upon our position as a leading provider of networking storage solutions. Key elements of this strategy are as follows:

 Further SAN Leadership

  We intend to further our leadership in the SAN market by continuing to provide products that extend SANs over WANs. We intend to build market share by continuing to focus on areas which make SANs more useful, such as connectivity, and by offering products like our current UltraNet(R), File Speed(TM) and Channelink(R) products, which provide solutions not offered by fibre channel alone. To achieve leadership, we intend to capitalize on the remote disk mirroring and remote tape vaulting capabilities of our products, and our expertise in transparently and reliably communicating over long distances and among vendor products using different protocols and standards.

 Leverage Technological Leadership

  We intend to leverage our technological capabilities by continuing to broaden our product and service offerings and by extending our SAN solutions into new markets. We intend to build on knowledge and expertise acquired through years of experience in the industry, beginning with our Channelink(R) product. We believe the recent introduction of our fibre channel products will permit us to offer comprehensive local campus, or single site, solutions, which, when combined with our other SAN/WAN products, will allow us to provide turn-key

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

SAN solutions. We believe our further investments in research and development coupled with historical product development expertise will permit us to continue to provide customers with technology they need.

 Target High Profile Strategic Partners in the SAN Market

  We have established relationships with leaders in the SAN market, including storage vendors, storage management software providers and fibre channel switch manufacturers. Our strategic partners include companies such as Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn. We intend to strengthen our relationships with existing strategic partners and develop relationships with new strategic partners that offer complementary products and services. We believe that current and future strategic relationships will facilitate the integration of our products with our strategic partners, thereby increasing our market share and reducing the length of our sales cycle.

 Focus on Comprehensive Solutions and Professional Services

  Our professional services help customers evaluate, analyze, install, manage and grow data centers and storage networks. We believe this value-added professional service assists customers in installing and managing data centers and storage networks better than they could on their own. Our product implementation planning and turn-key installations not only bolster sales of our products but allow us to generate high margin revenues. In the future, we also intend to extend our comprehensive solutions by bundling our product and service offerings with telecommunications services.

 Maintain Leadership in Channel Networking

  We are focused on maintaining a leadership position in the channel networking market. We believe our channel networking product, Channelink(R), continues to provide superior functionality for communicating over distances not supported by SCSI, ESCON or bus and tag and our UltraNet(R) products provide the same functionality for SCSI, ESCON and fibre channel devices. We believe that our channel networking knowledge provides us with technical knowledge and visibility to succeed in the SAN market. We are the only vendor of channel networking products that installed a new platform compatible with our older platform of products. As a result we have a large customer base with Channelink(R) products installed. We have provided a road map for this customer base and intend to leverage this customer base when marketing our high margin SAN products.

Network Solutions Products

  Our SAN products include the UltraNet(R) family of storage products, our channel networking product known as Channelink(R) and our FileSpeed(TM) file transfer software product. We believe that information technology managers today are looking to maximize the value of their investment in servers, storage devices and WANs, ensure the ability to recover quickly from a large or small disaster and provide optimal data sharing among multiple locations and types of systems across their enterprise.

  UltraNet(R) Product Family: The UltraNet(R) product family is used for the following applications:

  . Remote Disk Mirroring: The process creates a real-time simultaneous back-up of data at a distant location. Advantages include helping to protect the data from natural and man made disasters and rapid recovery of the data.

  . Remote Tape Vaulting: Data is backed up to tape and archived at a remote location. Advantages include helping to protect the data from natural and man made disasters and a low cost storage medium.

  . Data Sharing/Legacy Connections: Permits devices using different protocols and standards to communicate and share information.


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

  UltraNet(R) Storage Director: This product is a high performance switching application that operates at the center of the SAN. It enables SANs to establish a direct connection between storage elements and servers and share data among diverse servers and storage systems. The switch provides connectivity among SCSI, ESCON, fibre channel and WANs. Two sizes are offered-- with 6 or 12 expansion slots.

  UltraNet(R) Storage Gateway: This product provides much of the same functionality and performance of the UltraNet(R) Storage Director at a lower entry price. The product is targeted at small remote disk mirroring applications. The product is expected to be generally available in the second half of 1999.

  UltraNet(R) Open Systems Director: This product is based on the same architecture as the UltraNet(R) Storage Director. It allows large numbers of SCSI and fibre channel technologies to be shared among open systems environments using UNIX and Windows NT operating systems.

  UltraNet(R) Fibre Channel Switch: This switch is available in 8 and 16 expansion slot models. The switch enhances our ability to provide open systems solutions for fibre channel only configurations as well as mixed environments. Mixed environments can include SCSI-attached server and storage systems that require access to fibre channel solutions. Brocade manufactures this switch and we resell it alone or with our SAN system solutions.

  UltraNet Storage Multiplexer: The UltraNet(TM) Storage Multiplexer is a rack-mountable device that allows up to six open systems servers to share access to up to 15 SCSI-attached storage devices. It allows the connection distance for SCSI devices to be doubled. Customers get much greater flexibility in the sharing, deployment and management of SCSI storage devices from multiple vendors, and greater access to information by users on different systems through the use of the device.

  FileSpeed(TM): The product consists of data moving software, when combined with our hardware, allows high speed data transport between computers. Current data transfer protocols, such as TCP/IP, used on open systems, and SNA, used on IBM systems, permit transfer at 1.5 million bits per second. FileSpeed(TM) boosts transfer up to 169 million bits per second per channel. The software uses parallel data movement technology with error correction protocols at both ends of the transfer. IBM resells this product under the name InfoSpeed. IBM also bundles it with ADSM to boost performance of that proprietary storage management and back-up software.

  Channelink(R): The product is our traditional channel networking product and it is certified for use with over 250 different devices. The product offers connectivity over unlimited distances, free of limitations imposed by SCSI, ESCON and bus and tag. The product is used for the following applications:

    . SAN Applications: Remote disk mirroring and remote tape vaulting in older environments using bus and tag and T1 protocols.

    . Data Center Consolidation: The consolidation of data centers in different locations to one location; often useful after mergers or acquisitions.

    . Remote Printing/Imaging: High-speed digital printing or imaging at remote locations.

    . Data Center Load Balancing: Operating two or more data centers from one site. The application is transparent to the systems and servers that are interconnected as well as to data users, meaning users do not know that the data is not located centrally.

Network Solutions Business Partners

  Offering customers effective SAN solutions requires integrating diverse components, including disk and tape storage devices, storage management software, network management products and fibre channel products. The optimal package of goods and services allows a customer to reduce storage management costs by consolidating data centers and centralizing data management. We work with our business partners to provide customers with those benefits. Key SAN alliances include those with storage vendors, storage management software providers and manufacturers of fibre channel products. Our partners include SAN leaders such as

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

Brocade, Compaq, EMC, Hitachi Data Systems, IBM, Legato, SCH, StorageTek and Sutmyn. Benefits of our alliances include:

  . The working relationship provides us with visibility regarding market trends and technology requirements and allows us to contact customers earlier in the sales cycle and ascertain their needs.

  . Sales of storage systems for disk mirroring provides a ready market for our remote disk mirroring applications.

  . A platform to demonstrate our interoperability with various platforms and integrate heterogeneous components allowing us to gain preferred provider status with key vendors.

  . The resulting customer base provides us with strong reference accounts to further increase market penetration.

 EMC

  We have established a strong relationship with EMC for remote disk mirroring applications. This existing relationship was recently enhanced by an agreement to provide an exclusive package of remote disk mirroring hardware, software and implementation service. We are offering an exclusive package of our hardware, software and implementation services to EMC's customers. Together with EMC, we offer complementary professional services and linked customer support organizations. We work with EMC to provide our mutual customers with timely, effective service. We also market our remote disk mirroring applications with other vendors, including Hitachi Data Systems and IBM.

 IBM

  IBM is one of our oldest strategic partners. We provide IBM with our FileSpeed(TM) product, which it resells under the name InfoSpeed. We coordinate local market activities with IBM, provide mutual assistance and prepare combined proposals. We also partner with IBM to provide customers with disaster avoidance and recovery capability and remote disk mirroring applications.

 Brocade

  Our UltraNet(R) Fibre Channel Switch, which is manufactured by Brocade, became generally available on June 7, 1999. We believe the combination of our UltraNet(R) SAN solutions and UltraNet(R) family of fibre channel switches offers customers an attractive architecture for developing SAN solutions. The industry expects complete interoperability for fibre channel devices, and we believe our SAN solutions are a step in that direction.

 Other Business Partners

  Our active alliances span other parts of the SAN market as well:

  . We jointly market our FileSpeed(TM) and UltraNet(R) Storage Gateway products with Compaq. We cooperate with Compaq to ensure integration between products.

  . We have certified StorageTek's tape drives with our UltraNet(R) product and work closely with them to ensure interoperability.

  . Legato has certified our UltraNet(R) products with its remote tape back-up software, and we jointly market our products with them.

  . Sutmyn has certified that our SAN technology is certified to interoperate with its Scimitar Virtual Tape Server.

  . We have certified SCH's REELbackup and REELrobot storage management software to work with our UltraNet(R) Open Systems Director and UltraNet(R) Fibre Channel Switch.


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

Enterprise Integration Solutions

EAI Industry Background

 Need to Leverage Existing Systems

  Organizations today have made considerable investments in their information technology infrastructure. The distributed processing infrastructure used by large organizations includes mainframes, open systems and Internet architectures. We believe most organizations wish to leverage their investment in existing technology by exploiting the advantages of each system. Historically, we have helped organizations achieve this goal through our server gateways and tools. Those tools give customers that use UNIX, an operating system used with open systems and PC desktop users, access to IBM mainframe and minicomputer environments.

 Limitations of Middleware

  Some vendors have offered middleware products as a partial solution to solve time and expense problems relating to integrating legacy and open systems. Middleware software provides a connection between disparate applications, databases and transaction processing systems. Shortcomings of historical middleware product offerings include limitations on the ability to integrate with mainframe environments, inadequate system management tools and difficulty of use, as well as lack of transparency and scalability.

 Development of EAI Products

  Vendors are developing EAI products to address the historical limitations of middleware. The applications offer decreased maintenance efforts, a reduced level of skill required to integrate applications and a central point to control distributed networks. EAI products also offer the value added promise of being able to put business knowledge and rules into an application network. As customers become familiar with EAI products, we believe they will not only use EAI to integrate old applications, but also to develop new ones as well.

  Dataquest estimates sales of EAI products will grow from approximately $250 million in 1998 to approximately $1.4 billion in 2002. Growth in industry sales is expected to be driven by:

  . Value of information--Increasingly businesses view information as a strategic asset. Users need real-time, or immediate, access to information to provide quality customer service and to make business decisions.

  . Mergers and acquisitions--The parties to the transaction must integrate data processing structures to realize the cost benefits from the merger and the revenue benefits of cross selling to customers.

  . Re-engineering--businesses must adapt to changing trends like e-commerce.
    EAI products permit rapid development of new systems.
Enterprise Integration Solution

 Automated Application Integration

  Our EAI solutions help organizations integrate legacy applications with powerful new business applications that improve customer productivity and customer satisfaction. We produce software that allows that integration to be automated, without burdensome, line-by-line recoding and retesting of existing applications. Our EAI solutions preserve our customers' investment in their computer systems, allow enterprise-wide real-time access to data, are flexible and highly scalable. Our EAI solutions also speed newer applications to market. In addition to integrating existing systems, our EAI solutions are particularly suited for developing new applications, such as:

  . CRM Applications--CRM facilitates integration of information collected in different areas of a company that affect customer relations. Call centers are primary CRM applications. Better service is delivered when customer service representatives have real-time, integrated access to each customer's information when they need it. The CRM applications can instantly pull together customer information from multiple databases, such as accounts receivable and recent purchases, when a call is received. The access to legacy data in a format familiar to the user enables the call center representative to provide a satisfying customer interaction, helping to attract and retain customers.

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  . E-Commerce Applications--Customer data integrated from a variety of legacy environments can enhance a company's ability to interact with suppliers and partners, sell products and provide customer service over the Internet. An example of an application is allowing customers to order and pay for products directly over the Internet. Our solutions filter legacy data, translate and format it so that it can be used with Sun Micosystem's NetDynamics and Lotus' Domino products and other Internet tools to build effective Internet-based sales and service applications in less time.

 Business Process Automation

  In our December 1998 acquisition of IntelliFrame we purchased important new technology for our EAI products. The acquired technology, known as process dynamics, includes new tools that provide business logic, rules and process work flow management for improved development and deployment of large e-commerce and CRM applications. With process dynamics, our EAI solution will be able to do more than just display information to a call center representative-- it will be able to suggest alternative courses of action. For instance, process dynamics can recommend to a call center representative at a diversified financial institution, whether a customer should use funds in an account to pay a credit card bill, or transfer funds to a more favorable interest bearing account. We anticipate distributing test versions of our EAI product incorporating process dynamics product during the second half of 1999. We plan to initially market process dynamics as part of our Enterprise/Access(TM) product and possibly subsequently as a stand-alone product.

 Key Distribution Channels

  Our EAI products are marketed through a direct sales staff and through our business partner program. An alliance with Siebel provides a comprehensive solution to established call centers and for sales force applications. Alliances with Cap Gemini, Deloitte Consulting and PricewaterhouseCoopers firms provide a platform for the business partner to introduce our EAI products to customers by trained specialists.

Enterprise Integration Solutions Strategy

  We are focused on becoming a leading provider of EAI solutions to Fortune 1000 companies. Key aspects of our strategy include:

 Increasing our Focus on CRM Applications/Expanding Our Customer Base

  We intend to market our product to Fortune 1000 companies by focusing on CRM applications. We intend to achieve this by expanding our distribution channels. We intend to leverage relationships with key CRM product vendors, such as Siebel and systems integrators that advise on CRM installations, such as Cap Gemini, Deloitte Consulting and PricewaterhouseCoopers. Our business partner relationships are important steps in executing this strategy. We also intend to build relationships with other key business partners in this area to broaden our distribution channels.

 Moving Process Dynamics Into the Marketplace

  We anticipate that test versions of our process dynamics technology will be ready during the second half of 1999. We believe that this technology will help grow our customer base because comparable functions are not available in our competitors' products. We believe this technology will shift the focus of our EAI products from that of being useful tools for integrating older computer applications to products that enable the complete development of new applications.

 Continuing to Support our EAI Products with Professional Services

  We intend to continue to grow our professional services group that helps customers install, evaluate, analyze and maintain our EAI products. The benefit to us is satisfied customers with whom we are able to

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

establish broad relationships and high margin revenues. We also gain an opportunity to observe our products in the user environment and therefore enhance our product offerings in the future.

 Leverage Server Gateways and Tools Customer Base

  We will continue to leverage our historical presence with server gateways and tools products. These products offer us a platform to demonstrate our systems integration capabilities. Our customers, who typically require large, multi-user installations, entrust their systems to us, allowing us to build considerable brand loyalty. We believe the same customers who install our server gateways and tools often need EAI products as well--and their past experience with us will be a powerful, positive force when evaluating products.

Enterprise Integration Solutions Products

  Enterprise/Access (TM): This product is our primary EAI product and is a development tool that permits legacy applications to be linked real-time with new business applications. The product will include process dynamics technology when our research and development is complete, which is anticipated to be in the second half of 1999. Real-time access to information stored on legacy computers enhances business decision making and preserves the investment made in existing systems. Enterprise/Access (TM) is a scalable solution that can be deployed on multiple, connected servers to support large networks. Key features of Enterprise/Access (TM) include:

  . no changes to our customers' existing legacy applications software environment;

  . a graphical user interface, which promotes rapid implementation;

  . three-tier architecture for mainframe, server and client workstation, which enhances scalability and transparency; and

  . centralized management to administer, monitor and troubleshoot large-scale deployments.

  Enterprise/Connect(TM): This server gateways and tools product uses TCP/IP to connect legacy to open systems. This product is also a powerful and easy to implement solution for connecting the mainframe to the Internet. In addition, this product improves and simplifies mainframe access for users deployed across TCP/IP protocols by combining all the components necessary for efficient legacy data access into one comprehensive package. As a result, networks are more efficient and user productivity is increased--UNIX and browser-based Internet systems can now have access to corporate data on legacy systems without changing the software. This product is a complete package of applications providing mainframe connectivity via standard Web browsers, which are the standard interface on Internet applications. The browsers, based on the new Java programming language, function as the universal window for access to mainframe terminal, file transfer and print services.

Enterprise Integration Solutions Business Partners

  Our business partner program couples us with vendors of complementary products and systems integration partners who provide us with valuable distribution channels. A systems integrator is a consultant who plans, installs and implements computer systems. Distribution channel partners are very important to the growth of the EAI product, as the Enterprise Integration Solutions Division has a limited sales staff.

 Cap Gemini

  Cap Gemini uses our Enterprise/Access(TM) product for developing corporate intranets and extranets that require access to mainframe systems. An intranet is an internal corporate network based on Internet technology. An extranet is similar to an intranet, but may be accessed by authorized persons outside of the business enterprise, such as customers and suppliers. Cap Gemini used the Enterprise/Access(TM) product to develop a working prototype for Telecom Italia allowing browser based access to legacy data in two weeks. The application is now in production.


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 Deloitte Consulting and PricewaterhouseCoopers

  We believe Deloitte Consulting's and PricewaterhouseCoopers' trained professionals will provide a knowledgeable base of consultants to recommend and implement our EAI products. We anticipate that these relationships will enhance sales and provide an additional distribution and implementation channel. Our Enterprise/Access(TM) software will be used for legacy application integration in Deloitte Consulting's and PricewaterhouseCoopers' CRM practice, which also implements Siebel solutions.

 Siebel Systems

  We believe Siebel is the world's leading supplier of CRM software. Siebel focuses on software for field sales, customer service, telesales, telemarketing, field service third-party resellers and Internet based e-commerce and self-service. Siebel references our Enterprise/Access(TM) product that integrates with Siebel's products to give users easy, real-time access to customer information from back-office legacy applications, minicomputers and open systems.

Our Professional Services

 Network Solutions Division

  We group our services into three areas to help customers' choose the level of assistance they want--implementation solutions, advanced solutions or custom solutions.

  Implementation Solutions: We help customers implement our networking products. We provide turn-key installation, configuration, verification, testing and performance evaluation using our networking products. This helps ensure timely, professional and efficient implementations, while reducing the demands on data center personnel.

  Advanced Solutions: We help customers implement our products and complementary products sold by our business partners and others. We leverage our employees' skills and experience to develop our interoperability solutions lab. We provide implementation planning for network expansion or migration, including a comprehensive network audit, project management, test plan development and execution, on site support and network optimization using our networking products.

  Custom Solutions: We help customers with data management operations, including disaster recovery and a system review to provide recommendations on improvements. We also provide customized network management software development, including automated recovery, statistical analysis subsystem, or SAS, reporting, year 2000 compliance testing and SAN integration services.

 Enterprise Application Integration Solutions Division

  We have developed a number of professional services programs to help customers meet their business objectives on time and within budget:

  Proof of Concept: We provide prototype applications to help customers gain confidence with the selected product in the context of their own system design.

  Project Mentoring: We offer ongoing consulting support throughout a project's lifecycle, ensuring that customers have the support they need for a successful implementation.

  System Architecture and Design: We provide large-scale system design, including transaction definition, process diagrams and logic flows.

  Development and Deployment: We provide complex, business-critical application development as well as ongoing management of deployed applications.

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

  Adoption: We provide services such as architecture, design and code review as well as implementation training.

Other Product Support

  Both divisions offer standard maintenance contracts. The contracts generally have a one-year term and provide for advance payment. Customers are offered a variety of contracts to choose from to suit their particular needs. For instance, current options allow a customer to choose support seven days a week, 24 hours per day, or five days per week, 11 hours a day. Other options offer the customer the choice to select air shipment or replacement parts, with the part being installed by the customer's staff, or on site support with spare parts and service being provided by a local parts distributor.

Our Customers

  Significant customers of our Network Solutions Division during 1998 were:

  Affiliated Computer Systems               Controlware
  BSC Nordic                                EDS
  Centron DPL                               IBM
  Chase Manhattan Bank                      Kanematsu Electronics
  CitiGroup                                 National Westminster Bank
  Comdisco                                  Sprint

  Significant customers of our Enterprise Integration Solutions Division during 1998 were:

  Aspect Telecommunications                 IBM
  AT&T                                      ICL
  Bay Networks
  BellSouth                                 ILX Systems

  Cap Gemini                                Intec
                                            Sun Microsystems
  GTE                                       Wal-Mart

Sales and Marketing

  We market the products of both our divisions in the United States through a direct sales force. We have established representative offices in Canada, the United Kingdom, France, Germany, Australia, Hong Kong and Japan, and we are also in the process of establishing representative offices in The Netherlands, Brazil and Mexico. We also market the products of both divisions in the United States and throughout the world through original equipment manufacturers, systems integrators and independent distributors.

  Each division maintains its own marketing staff and direct sales force. While the customer bases of the divisions overlap, the persons who evaluate and authorize product purchases at customer organizations are usually different. The Network Solutions Division currently employs approximately 165 persons in its marketing and sales organization, and the Enterprise Integration Solutions Division currently employs approximately 43 persons in its marketing and sales organization.

  The limited sales force of the Enterprise Integration Solutions Division does not currently allow a sales effort to fully exploit the potential of our EAI products. To address this limitation, the division has entered into key business partner relationships with organizations that can identify potential customers and install the products, including Cap Gemini, Deloitte Consulting, PricewaterhouseCoopers and Siebel.

  We derived approximately $29.0 million, $28.8 million and $45.2 million, or 30%, 29% and 34%, of our revenue from operations outside of the United States for the years ended December 31, 1996, 1997 and 1998, respectively. International operations are subject to various risks common to international business, including

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exposure to currency fluctuations, political and economic instability, the difficulty of administering business internationally and the need to comply with a wide variety of United States export and foreign import laws and regulations. Sales to IBM and its multiple divisions accounted for 18% of our total revenue in 1996. No single customer accounted for more than 10% of the our revenue in 1997 or 1998.

  We expect continued quarter-to-quarter fluctuations in revenue in both domestic and international markets. The timing of sizable orders will contribute to such fluctuations because of their relative impact on total quarterly sales. The level of product revenue reported in any given period will continue to be affected by the receipt and fulfillment of sizable new orders in both domestic and international markets.

Research and Development

  The markets in which we operate are characterized by rapidly changing technology, new standards and changing customer requirements. Our long term success in these markets depends upon our continuing ability to develop advanced network hardware and software technologies and EAI products. Each division maintains its own research and development staff.

  To meet the future demands of our customers, we expect to:

  . increase the compatibility of our products with the products made by others;

  .   emphasize the flexible and modular architecture of our products to permit the introduction of new and improved products within existing systems;

  . continue to focus on providing sophisticated diagnostic support tools to help deliver high network availability and, in the event of failure, rapid return to service; and

  .  develop new products based on customer feedback and market trends.

  Research and development expenses were equal to 14% of our total revenue in 1996, compared to 18% and 16% of total revenue in 1997 and 1998, respectively. We intend to continue to apply a significant portion of resources to product enhancements and new product development for the foreseeable future. We cannot assure you that our research and development activities will be successful.

Manufacturing and Suppliers

  In-house manufacturing activities for our products primarily involve quality assurance testing of subassemblies and final system assembly, integration and quality assurance testing. We have been ISO 9002 certified since 1993. ISO 9002 is an international standard of quality for the manufacture and support services of high-electronic communications devices and computer networking systems.

  We manufacture our products based on forecasted orders. Forecasting orders is difficult as most shipments occur at the end of each quarter. Our customers generally place orders for immediate delivery, not in advance of need. Customers may generally cancel or reschedule orders without penalties. Accordingly, we believe that backlog is generally not meaningful for purposes of predicting our revenue for any fiscal period.

  Some of our products, including fibre channel switches and wave division multiplexers, which permit multiple images to be transferred over fibre optic lines for a short distance, are manufactured by OEMs for sale by us. We manufacture our other products from subassemblies, parts and components, such as integrated circuits, printed circuit boards, power supplies and metal parts, each manufactured by others. Some items manufactured by suppliers are made to our specific design criteria.

  We currently hold $1.5 million of inventory for parts that our vendors no longer manufacture. Products in which those parts are included accounted for approximately $55.0 million of sales in 1998. We expect that this inventory will be used in the ordinary course of our business over the next five years. Relevant parts will have to be redesigned after the inventory is used.

  We believe that we currently have adequate supply channels. Components and subassemblies used in our products and systems are generally available from a number of different suppliers. However, certain OEM products, such as fibre channel switches and wave division multiplexers, and key components in our other products are purchased from a limited number of sources. We do not anticipate any difficulty in obtaining an adequate supply of purchased OEM products and required components. An interruption in our existing supplier relationships or delays by some suppliers, however, could result in production delays and harm our results of operations.

Competition

  Our products are sold in markets where other market participants have significantly greater revenues and internationally known brand names. Many of those market participants do not currently sell products similar to ours. However, such market participants may do so in the future, and new products we develop may compete with products sold by well-known market participants. Other competitors in channel networking and SAN include storage system vendors and others including Ancor, Computerm, Crossroads, Data Switch, Gadzoox, McData, Network Systems, STK and Vixel. IBM and Cisco Systems currently compete with us in the server gateways and tools area. Neon Systems and TSI currently compete with our Enterprise/Access(TM) product.

  The markets in which we operate are characterized by rapidly changing technology and evolving industry standards, resulting in rapid product obsolescence and frequent product and feature introductions and improvements. We compete with several companies that have greater engineering and development resources, marketing resources, financial resources, manufacturing capability, customer support resources and name recognition. As a result, our competitors may have greater credibility with existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitive pressures may materially harm our business.

  The competitive environments of markets in which our SAN and EAI products are sold are not yet fully developed. Accordingly, we are not in a position to prepare long range plans in response to unknown competitive pressures. As these markets grow, we anticipate other companies will enter with competing products. In addition, customers and business partners could possibly develop and introduce competing products. We anticipate the markets will be highly competitive.

  The declining sales of channel networking and server gateways and tools products present unique competitive pressures. We anticipate pricing pressures may increase in these markets. Consolidation of competing vendors of these products could also have negative consequences.

  The principal competitive factors affecting our products include customer service, flexibility, price, performance, reliability, ease of use and functionality. In many situations, the potential customer has an installed base of a competitor's products, which can be difficult to dislodge. IBM, Microsoft and others can significantly influence customers and control technology in our markets.

Intellectual Property Rights

  We rely on a combination of trade secret, copyright, patent and trademark laws, nondisclosure agreements and technical measures to establish and protect our intellectual property rights. That protection may not preclude competitors from developing products with features similar to our products.

  We currently own three patents and have four patent applications in process in the United States. Our pending patent applications, however, may not be issued. We have not applied for patent protection in any foreign countries. Not all of our unique products are patented. Our issued patents may not adequately protect our technology from infringement or prevent others from claiming that our technology infringes that of third parties. Failure to protect our intellectual property could materially harm our business. We believe that patent and copyright protection are less significant to our competitive position because of the rapid pace of technological change in the markets in which our products are sold and because of the effectiveness and quality of our support services, the knowledge, experience and ability of our employees and the frequency of our enhancements.

  We are also dependent upon a patent license agreement to manufacture our Channelink(R) and UltraNet(R) products that use ESCON. This license expires on December 31, 1999. We believe the license can be renewed on terms that would not materially harm our operating results. If we are unable to renew this license, we may be prohibited from further use of the subject technology and our operating results and financial condition could be materially harmed.

  We have from time to time received, and may in the future receive, communications from third parties asserting that our products infringe on their patents. We believe that we possess or license all required proprietary rights to the technology involved in our products and that our products, trademarks and other intellectual property rights do not infringe upon the proprietary rights of others. However, there can be no assurance that others will not claim a proprietary interest in all or a part of the technology we use or assert claims of infringement. Any such claim, regardless of its merits, could involve us in costly litigation and materially harm our business.

  The existence of a large number of patents in the markets in which our products are sold, the rapid rate of issuance of new patents and short product development cycles means it is not economically practical to determine in advance whether a product infringes patent rights of others. We believe that, based upon industry practice, any necessary license or rights under such patents may be obtained on terms that would not materially harm our consolidated financial position or results of operations. However, there can be no assurance in this regard.

Employees

  As of March 31, 1999, we had 617 full-time employees. On that date, 128 full-time employees provided services to both divisions and are members of our administrative and manufacturing departments. On that date, the Network Solutions Division had 371 employees and Enterprise Integration Solutions Division had 118 employees. We consider our ability to attract and retain qualified employees and to motivate such employees to be essential to our future success. Competition for highly skilled personnel is particularly intense in the computer and data communications industry, and no assurance may be given that we will continue to attract and retain qualified employees.

Legal Proceedings

  We are currently not a party to any legal proceedings that could materially harm our business.

Facilities and Properties

  Our principal administrative, manufacturing, engineering and development functions are located in leased facilities in the Minneapolis, Minnesota suburbs of Maple Grove and Plymouth. We have leased a new building, presently under construction in Plymouth, Minnesota, to consolidate our current facilities in Plymouth and Maple Grove for our principal administrative, manufacturing, engineering and development functions. We are scheduled to occupy the new building beginning in the fourth quarter of 1999. We also lease space in Westborough, Massachusetts, primarily for the development and support of software products for Enterprise Integration Solutions Division. We lease space in Atlanta, Georgia for development of the FileSpeed(TM) product. In addition, we lease office space in England, France, Germany, Australia, Hong Kong, Japan, The Netherlands, Brazil and Mexico. We also lease space for sales offices for our direct sales staff and systems consultants in a number of locations throughout the United States and Canada. We believe our facilities are adequate to meet our current needs.

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

  Our directors, executive officers and key employees are as follows:

          Name                                         Position Served                                Age
          ----                                         ---------------                                ---
Thomas G. Hudson........ Chairman, President and Chief Executive Officer                               53
Gregory T. Barnum....... Vice President of Finance, Chief Financial Officer and Secretary              44
Jeffrey A. Bertelsen.... Corporate Controller, Treasurer and Assistant Secretary                       37
Richard E. Carlson...... Vice President of Manufacturing                                               61
William C. Collette..... Vice President of Engineering and Chief Technology Officer                    56
Peter Dixon............. Vice President of Worldwide Business Development                              49
Nick V. Ganio........... Vice President of Worldwide Sales                                             40
Martin G. Hahn.......... Vice President and General Manager-Enterprise Integration Solutions Division  41
Mark R. Knittel......... Vice President of Marketing                                                   45
Kristine E. Ochu........ Vice President of Human Resources                                             37
Patrick W. Gross........ Director                                                                      55
Erwin A. Kelen.......... Director                                                                      64
Lawrence Perlman........ Director                                                                      61
John A. Rollwagen....... Director                                                                      58

  Thomas G. Hudson has served as President and Chief Executive Officer since June 1996, as a director since August 1996 and Chairman since May 1999. From 1993 to June 1996, Mr. Hudson served as Senior Vice President of McGraw Hill Companies, a leading information services provider, serving as General Manager of its F.W. Dodge Division, and as Senior Vice President, Corporate Development. From 1968 to 1993, Mr. Hudson served in a number of management positions at IBM, most recently as Vice President Services Sector Division. Mr. Hudson's IBM career included varied product development, marketing and strategic responsibilities for IBM's financial services customers and extensive international and large systems experience. Mr. Hudson is a graduate of the University of Notre Dame and New York University. Mr. Hudson attended the Harvard Advanced Management Program in 1990.

  Gregory T. Barnum was appointed Vice President of Finance, Chief Financial Officer and Secretary in July 1997. From September 1992 to July 1997, Mr. Barnum served as Senior Vice President of Finance and Administration, Chief Financial Officer and Corporate Secretary at Tricord Systems, Inc., a manufacturer of enterprise servers. From May 1988 to September 1992, Mr. Barnum served as the Executive Vice President, Finance, Chief Financial Officer, Treasurer and Corporate Secretary for Cray Computer Corporation, a development stage company engaged in the design of supercomputers. Prior to that time, Mr. Barnum served in various accounting and financial management capacities for Cray Research, Inc., a manufacturer of supercomputers. Mr. Barnum is a graduate of the University of St. Thomas.

  Jeffrey A. Bertelsen was appointed Corporate Controller, Treasurer and Assistant Secretary in December 1996. Mr. Bertelsen served as our Controller from March 1995 to December 1996. From 1985 to March 1995, Mr. Bertelsen was employed by KPMG Peat Marwick, a public accounting firm, most recently as a Senior Audit Manager. Mr. Bertelsen is a graduate of the University of Minnesota.

  Richard E. Carlson was appointed Vice President of Manufacturing in January 1992. Mr. Carlson served as Director of Manufacturing from August 1990 to January 1992. From 1981 to 1990, Mr. Carlson was employed by Zycad Corporation, a manufacturer of special purpose computers, and most recently served as Vice President of Product Development and Operations. Mr. Carlson holds a bachelor of science degree in mechanical engineering from the University of Minnesota.

  William C. Collette was appointed Vice President of Engineering in December 1995 and Chief Technology Officer in December 1998. Mr. Collette served as our Director of Future Software Development and as a Software Development Manager from June 1993 to December 1995. From 1990 to 1993, Mr. Collette was employed by SuperComputer Systems, Inc. as a Senior Software Engineer, where he worked with Steve Chen to design the networking for the SS1 Supercomputer. Mr. Collette holds a bachelors degree in business management from Metro State University.

  Peter Dixon was appointed Vice President of Worldwide Business Development in November 1998. Mr. Dixon served as our Vice President of Worldwide Distribution from March 1998 to November 1998, Vice President of International Sales from January 1990 to March 1998, Vice President of Strategic Account Marketing from January 1989 to January 1990 and as Director of Distribution Marketing and Sales from February 1988 to January 1989. From 1985 to 1988, Mr. Dixon served as an Account Manager with National Advanced Systems Canada, Inc. and its predecessor, Sand Technology Systems, Inc., companies involved in the marketing of mainframe peripherals.

  Nick V. Ganio was appointed Vice President of Worldwide Sales in November 1998 and served as our Vice President of Direct Sales Worldwide from April 1998 to November 1998. From September 1996 to February 1998, Mr. Ganio served as Vice President of Worldwide Sales and Marketing for Xyplex, Inc. From March 1987 to September 1996, Mr. Ganio held various high-level positions with Digital Equipment Corporation, including Vice President of Operations in Japan, Vice President and General Manager of the Americas Networks Product business and Vice President and Executive Assistant to the Office of President. Mr. Ganio held various sales positions with IBM from May 1981 to February 1987. Mr. Ganio holds a bachelors degree, magna cum laude from Bernard Baruch College.

  Martin G. Hahn was appointed Vice President and General Manager of our Enterprise Integration Solutions Division in October 1997. From June 1995 to October 1997, Mr. Hahn served as President of the Internet Solutions Division at Apertus, prior to its acquisition by us. Mr. Hahn also held a variety of executive marketing and sales positions at Apertus from July 1987 to May 1995. Prior to that, Mr. Hahn served as Assistant Vice President of the Corporate Finance and Development Business Unit at First Bank Systems. Mr. Hahn is a graduate of the University of Minnesota and University of Chicago Graduate School of Business.

  Mark R. Knittel was appointed Vice President of Marketing in May 1997. Mr. Knittel served as our Vice President of Architecture and Business Development from March 1997 to May 1997. From July 1977 to March 1997, Mr. Knittel was employed with IBM where he held several development executive positions for both hardware and software networking products, as well as multiple strategy positions. Most recently, Mr. Knittel held the position of Director of Campus Product Marketing within the Network Hardware Division of IBM. Mr. Knittel has a masters degree in philosophy from the University of Chicago.

  Kristine E. Ochu was appointed Vice President of Human Resources in March 1996 and served as our Director of Human Resources from May 1995 to March 1996. From January 1994 to May 1995, Ms. Ochu was employed by Data Systems and Management, a software development company, as Manager of Human Resources. From 1991 to 1994, Ms. Ochu was employed as a Director of Human Resources by DataCard, Inc., a diversified high technology manufacturing company. Ms. Ochu holds a bachelors degree in psychology and a masters degree in industrial relations from the University of Minnesota. Ms. Ochu attended the University of Michigan Advanced Human Resources Executive Program in 1996.

  Patrick W. Gross has been a director since July 1997. Mr. Gross founded American Management Systems, Inc. in 1970 where he serves as Chairman of the Executive Committee and Principal Executive Officer. American Management is a management consulting and systems integration firm applying information technology to business and management in both the public and private sectors. Between July 1968 and May 1970, Mr. Gross served on the staff of the U.S. Secretary of Defense in the Office of Systems Analysis. Mr. Gross is Chairman of Baker & Taylor Holdings, Inc., a private company, and serves as a director of Capital One Financial Corporation and Landmark Systems Corporation. Mr. Gross is a graduate of Rensselaer Polytechnic Institute, University of Michigan and Stanford University.

  Erwin A. Kelen has been a director since June 1988. Mr. Kelen is President of Kelen Ventures and a partner of Camir Investments, both private investment entities. Mr. Kelen is a private investor active in venture capital investments, investment management and helping small companies grow. From 1984 to 1990, Mr. Kelen was President and Chief Executive Officer of DataMyte Corporation, a wholly owned subsidiary of Allen Bradley Co. Mr. Kelen is also a director of Printronix, Inc., Insignia Systems, Inc., and CyberOptics Corporation. Mr. Kelen is a graduate of the Technical University of Budapest and the University of Minnesota Graduate School.

  Lawrence Perlman has been a director since June 1988. From January 1990 to November 1992, Mr. Perlman was President and Chief Executive Officer of Ceridian Corporation, formerly Control Data Corporation, and has been Chairman and Chief Executive Officer since November 1992. Ceridian Corporation is a leading information services and defense electronics company that serves the human resources, electronic media, transportation, gaming and government markets. Mr. Perlman also serves as a director of Ceridian Corporation, Valspar Corporation and Amdocs Ltd. and as Chairman and a director of Seagate Technology, Inc. Mr. Perlman is a graduate of Carleton College and Harvard Law School.

  John A. Rollwagen has been a director since June 1993 and served as Chairman of the Board from December 1995 to May 1999. Mr. Rollwagen is a private investor and venture partner with St. Paul Venture Capital, a venture capital firm. From January 1993 to May 1993, Mr. Rollwagen served as U.S. Department of Commerce Deputy Secretary-Designate. Beginning in 1975, Mr. Rollwagen served in executive capacities with Cray Research, Inc. Mr. Rollwagen served as Chairman and Chief Executive Officer of Cray from 1981 to January 1993. Mr. Rollwagen serves as a director of several private companies. Mr. Rollwagen is a graduate of The Massachusetts Institute of Technology and Harvard Graduate School of Business Administration.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth the beneficial ownership of our common stock as of July 23, 1999 and as adjusted to reflect the sale of the shares of common stock in this offering by:

  . each person or entity known by us to own beneficially more than 5% of our common stock;

  .  each of our directors;

  .  each of our executive officers; and

  .  all directors and executive officers as a group.

  The beneficial ownership is calculated based on 23,440,093 shares of our common stock outstanding as of July 23, 1999. The "After Offering" information set forth below assumes a conversion price of $19.70 and an aggregate of 3,045,685 shares issued upon conversion of the notes. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless otherwise indicated, each person or entity named in the table has sole voting and investment power, or shares voting and investment power with his or her spouse, with respect to all shares of stock listed as owned by such person. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of July 23, 1999 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual or entity, but not for the purpose of computing percentage ownership of any other person.

  Unless otherwise noted, the address for each entity and person listed below is 605 North Highway 169, Suite 800, Minneapolis, Minnesota 55441.

                                                 Percent of Common Stock
                                     Amount of         Outstanding
                                       Shares    --------------------------
                                    Beneficially   Before          After
Name of Beneficial Owner               Owned      Offering       Offering
------------------------            ------------ -----------    -----------
Dimensional Fund Advisors, Inc.
  1299 Ocean Avenue, 11th Floor
  Santa Monica, CA 90401...........  1,286,600            5.49%          4.86%
Erwin A. Kelen.....................    519,577            2.20%          1.95%
Thomas G. Hudson...................    504,143            2.11%          1.87%
John A. Rollwagen..................    320,000            1.35%          1.20%
Lawrence Perlman...................    224,129               *              *
Patrick W. Gross...................     80,012               *              *
Mark R. Knittel....................     40,956               *              *
Gregory T. Barnum..................     22,009               *              *
William C. Collette................     19,737               *              *
Peter Dixon........................     13,311               *              *
Kristine E. Ochu...................      8,341               *              *
Nick V. Ganio......................      5,956               *              *
Jeffrey A. Bertelsen...............      2,375               *              *
Richard E. Carlson.................        938               *              *
Martin G. Hahn.....................          0               *              *
All executive officers and direc-
 tors as a group (14 persons)......  1,761,484            7.12%          6.34%

--------
*  Represents beneficial ownership of less than 1% of the outstanding common
   Stock.

  According to a Schedule 13F dated March 31, 1999, Dimensional Fund Advisors, Inc., a registered investment advisor, is deemed to have beneficial ownership of 1,286,600 shares of our common stock as of March 31, 1999, all of which are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional Fund Advisors, Inc. serves as investment manager. Dimensional Fund Advisors disclaims beneficial ownership of all such shares.

  The beneficial ownership for Messrs. Kelen, Rollwagen, Perlman and Gross include 226,667, 290,000, 193,333 and 80,012 shares of common stock, respectively, issuable upon exercise of outstanding options.

  Mr. Hudson's beneficial ownership includes 877 shares held by Connecticut General Trust Company as trustee of our 401(k) Plan and 431,950 shares of common stock issuable upon exercise of outstanding options.

  Mr. Knittel's beneficial ownership includes 40,000 shares of common stock issuable upon the exercise of outstanding options.

  Mr. Barnum's beneficial ownership includes 18,750 shares of common stock issuable upon the exercise of outstanding options.

  Mr. Collette's beneficial ownership includes 7,157 shares held by Connecticut General Trust Company as trustee of our 401(k) Plan and 8,500 shares issuable upon the exercise of outstanding options.

  Mr. Dixon's beneficial ownership includes 8,145 shares of common stock issuable upon the exercise of outstanding options.

  Ms. Ochu's beneficial ownership includes 8,125 shares of common stock issuable upon the exercise of outstanding options.

  Mr. Bertelsen's beneficial ownership includes 2,375 shares of common stock issuable upon the exercise of outstanding options.

  Mr. Carlson's beneficial ownership includes 938 shares of common stock issuable upon the exercise of outstanding options.

  Beneficial ownership of all executive officers and directors as a group includes a total of 1,308,795 shares that may be acquired upon exercise of options and includes only executive officers and directors as of July 23, 1999.

                                  UNDERWRITING

  Subject to the terms and conditions of an underwriting agreement, dated
        , 1999, the underwriters named below have severally agreed to purchase from us the principal amount of notes listed opposite the underwriter's name below:

                                                                     Principal
                                                                      Amount
      Name of Underwriter                                            of Notes
      -------------------                                           -----------
      Bear, Stearns & Co. Inc...................................... $
      SG Cowen Securities Corporation..............................
      Morgan Keegan & Company, Inc. ...............................
                                                                    -----------
          Total.................................................... $60,000,000
                                                                    ===========

  The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the notes are subject to approval by their counsel of certain legal matters and to other conditions customary in a firm commitment public offering. The underwriters are required to purchase and pay for the entire principal amount of the notes offered by this prospectus, except for the principal amount of notes covered by the over-allotment option described below, if any are purchased.

  The underwriters propose to offer the notes to the public at the offering price listed on the cover page of this prospectus and to securities dealers, including the underwriters, at the same price less a concession of not more
than $     per $1,000 principal amount of notes. The underwriters may allow,
and the selected dealers may reallow, a concession not in excess of $      per
$1,000 principal amount of the notes to other brokers and dealers. After the completion of this offering, the offering price and other selling terms may be changed by the underwriters. However, no change will alter the amount of proceeds, as listed on the cover page of this prospectus, to be received by us.

  We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an additional $9,000,000 aggregate principal amount of the notes. The underwriters may exercise the option only to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated to purchase its pro rata portion of the additional principal amount of the notes based on the underwriter's percentage underwriting commitment in the offering, which is indicated in the preceding table. If purchased, the additional principal amount of the notes will be sold by the underwriters on the same terms as those on which they are selling the initial $60,000,000 principal amount of the notes.

  We estimate that our share of the total expenses of this notes offering, excluding the estimated underwriting discounts and commissions, will be approximately $375,000. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in connection with these liabilities.

  Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the notes offered by this prospectus in any jurisdiction which requires action for that purpose. The notes offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements be distributed or published in any jurisdiction, except under circumstances that will ensure compliance with the applicable rules and regulations of the jurisdiction. Persons holding this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which an offer or a solicitation is unlawful.

  We and certain of our executive officers and directors have agreed that during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of the prospectus, they will not, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge, make any short sale, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934 or otherwise dispose of any shares of our common stock (or securities that are convertible into, exercisable for or exchangeable for common stock), without the prior written consent of Bear, Stearns & Co. Inc., except under limited circumstances.

  Certain persons participating in this offering may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed, or a related security, to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit the activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on the Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of the market maker's average daily trading volume in the security for the two full consecutive calendar months, or any 60 consecutive days ending within 10 days, immediately preceding the date of filing of the registration statement of which this prospectus is a part.

  In addition, the underwriters may maintain or stabilize the price of the notes by bidding for or purchasing notes in the open markets, and may impose penalty bids, under which selling concessions allowed to broker-dealers participating in this offering are reclaimed if notes previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the notes. The underwriters can make no representation as to the magnitude, duration or effect of any stabilization or other transactions.

  The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that they intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

                         DESCRIPTION OF THE NOTES

  The notes will be issued under an Indenture dated as of August   , 1999 (the
"Indenture") between us and U.S. Bank Trust National Association, as trustee (the "Trustee"). A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the Indenture are also governed by certain provisions contained in the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of certain provisions of the notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the notes and the Indenture, including the definitions therein of certain terms that are not otherwise defined in this prospectus and those terms made a part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. Wherever particular provisions or defined terms of the Indenture (or of the form of notes that is a part thereof) are referred to, such provisions or defined terms are incorporated herein by reference in their entirety.

General

  The notes will be general unsecured subordinated obligations of ours and will be convertible into our common stock as described below under "Conversion of Notes." The notes will be limited to $60,000,000 aggregate principal amount ($69,000,000 if the underwriters exercise the over-allotment option in full) and will mature on August 1, 2004, unless earlier redeemed at our option or repurchased at the option of a holder upon a Change of Control.

  The notes will bear interest from the date of original issue at the annual rate set forth on the cover page of this prospectus, payable semi-annually on February 1 and August 1, beginning on February 1, 2000, to holders of record at the close of business on the preceding January 15 and July 15, respectively. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

  Unless other arrangements are made, interest will be paid by check mailed to holders entitled thereto. Principal will be payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at the corporate trust office of the Trustee or at the option of the holder of the note, at any other office or agency of the Company maintained for that purpose pursuant to the Indenture. Payments, transfers, exchanges and conversions relating to beneficial interests in notes issued in book-entry form will be subject to the procedures described under "Form, Denomination, Transfer, Exchange and Book-entry Procedures" and "Exchange of Book-entry Notes for Certificated Notes."

  The Indenture will not contain any financial covenants or any restrictions on the incurrence of debt by us or any of our subsidiaries.

Conversion of Notes

  The holders of notes will be entitled, at any time through the close of business on the business day immediately preceding the maturity date, subject to prior redemption or repurchase, to convert any notes or portions thereof (in denominations of $1,000 in principal amount or multiples thereof) into our common stock at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below; provided that in the case of notes called for redemption, conversion rights will expire immediately prior to the close of business on the last business day before the date fixed for redemption, unless we default in payment of the redemption price. A note (or portion thereof) in respect of which a holder is exercising its option to require repurchase upon a Change of Control may be converted only if such holder withdraws its election to exercise such repurchase option in accordance with the terms of the Indenture.

  Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or for dividends paid on any common stock we issue. Holders of notes at the close of business on a record date will be entitled to receive the interest payable on such notes on the corresponding interest payment date. However, notes surrendered for conversion after the close of business on a record date, and before the opening of business on the corresponding interest payment date must be accompanied by funds equal to the interest payable on such succeeding interest payment date on the principal amount so converted (unless such note is subject to redemption on a redemption date between such record date and the corresponding interest payment date). The interest payment with respect to a note called for redemption on a date during the period from the close of business on or after any record date to the close of business on the business day following the corresponding payment date will be payable on the corresponding interest payment date to the registered holder at the close of business on that record date (notwithstanding the conversion of such note before the corresponding interest payment date) and a holder of notes who elects to convert need not include funds equal to the interest paid. We are not required to issue fractional shares of our common stock upon conversion of notes and, in lieu thereof, we will pay a cash adjustment based upon the closing price of our common stock on the last business day prior to the date of conversion.

  The conversion price is subject to adjustment (under formulae set forth in the Indenture) upon the occurrence of certain events, including:

     (1) The issuance of our common stock as a dividend or distribution on our outstanding common stock;

     (2) The issuance to all holders of our common stock of certain rights, options or warrants to purchase our common stock at less than the current market price;

     (3) Certain subdivisions, combinations and reclassifications of our common stock;

     (4) Distributions to all holders of our common stock of our capital stock (other than our common stock) or evidences of our indebtedness or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to in clauses (1) and (2) above, dividends and distributions in connection with our liquidation, dissolution or winding up and dividends and distributions paid exclusively in cash);

     (5) Distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) above or in connection with a consolidation, merger or sale of our assets as referred to in clause
  (2) of the second paragraph below) to all holders of our common stock in an aggregate amount that, together with (A) all such other all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (B) any cash and the fair market value of other consideration payable in respect of any tender offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 20% of our market capitalization (being the product of the then current market price of our common stock times the number of shares of our then outstanding common stock) on the record date for such distribution; and

     (6) The purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries that involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer in respect of which no adjustment has been made and (B) the aggregate amount of any such all-cash distributions referred to in clause (5) above to all holders of our common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 20% of our market capitalization on the expiration of such tender offer.

  Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing. No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment.

  No adjustment will be made pursuant to clause (4) of the preceding paragraph if we make proper provision for each holder of notes who converts a note to receive, in addition to our common stock issuable upon such conversion, the kind and amount of assets (including securities) if such holder had been a holder of our common stock at the time of the distribution of such assets or securities. Rights, options or warrants distributed by us to all holders of our common stock that entitle the holders thereof to purchase shares of our capital stock and that, until the occurrence of an event (a "Triggering Event"), (1) are deemed to be transferred with the common stock; (2) are not exercisable; and (3) are also issued in respect of future issuances of our common stock, shall not be deemed to be distributed until the occurrence of the Triggering Event.

  In the case of (1) any reclassification or change of our common stock (other than changes in par value or from par value to no par value or resulting from a subdivision or a combination) or (2) a consolidation or merger involving us or a sale or conveyance to another corporation or business entity of our property and assets as an entirety or substantially as an entirety (determined on a consolidated basis), in each case as a result of which holders of our common stock shall be entitled to receive stock, other securities, other property or assets (including cash) with respect to or in exchange for such common stock, each note then outstanding will, without the consent of the holder of any note, become convertible only into the kind and amount of shares of stock, other securities or other property or assets that they would have owned or been entitled to receive upon such reclassification, change, consolidation, merger, sale or conveyance had such notes been converted into our common stock immediately prior to such reclassification, change, consolidation, merger, sale or conveyance, after giving effect to any adjustment event, assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shareholders.

  If a taxable distribution to holders of common stock (or other transaction) results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to the U.S. federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our common stock. See "Material U.S. Federal Tax Considerations--U.S. Holders--Adjustments in conversion price."

  We may, from time to time and to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 business days, in which case we shall give at least 15 days' notice of such decrease, if the Board of Directors has made a determination that such decrease would be in our best interests, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to our shareholders resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Material U.S. Federal Tax Considerations."

Subordination

  The payment of principal of, premium, if any, and interest on the notes, including amounts payable on any redemption or repurchase, will, to the extent set forth in the Indenture, be subordinated in the event of right of payment to the prior payment in full of all Senior Indebtedness. Upon any distribution to our creditors in our liquidation or dissolution or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding related to us or our property, in an assignment for the benefit of creditors or any marshalling of our assets and liabilities, the holders of Senior Indebtedness then outstanding will first be entitled to receive payment in full of all amounts due or to become due thereon before the holders of the notes will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the notes (except that holders of notes may receive securities that are subordinated at least to the same extent as the notes to Senior Indebtedness and any securities issued in exchange for Senior Indebtedness).

  We also may not make any payment upon or in respect of the notes (except in such subordinated securities) and may not acquire any notes for cash or property (except in such subordinated securities) if (1) a default in the payment of the principal of, premium, if any, or interest on, including a default under any repurchase or redemption obligation with respect to, Senior Indebtedness occurs and is continuing beyond any applicable period of grace; or (2) any other default occurs and is continuing with respect to Designated Senior Indebtedness, as defined below, that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from a holder of such Designated Senior Indebtedness or other person permitted to give such notice under the Indenture. Payments on the notes may and shall be resumed and we may acquire notes (A) in the case of a payment default, upon the date on which such default is cured or waived; or (B) in the case of a non-payment default, 179 days after the date on which the applicable Payment Blockage Notice is received (or sooner, if such default is cured or waived), unless the maturity of any Senior Indebtedness has been accelerated. No new period of payment blockage may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. No non-payment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be the basis for a subsequent Payment Blockage Notice.

  "Designated Senior Indebtedness" means CNT's obligations under particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof, or related agreements or documents to which CNT is a party, expressly provides that such indebtedness shall be "Designated Senior Indebtedness" for purposes of the Indenture, provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Indebtedness.

  "Senior Indebtedness" with respect to the notes means the principal of, premium, if any, and interest on, and any fees, costs, expenses and any other amounts (including indemnity payments) related to the following, whether outstanding on the date of the Indenture or thereafter incurred or created:


     (1) Our indebtedness, matured or unmatured, whether or not contingent, for money borrowed evidenced by notes or other written obligations;

     (2) Any interest rate contract, interest rate swap agreement or other similar agreement or arrangement designed to protect us or any of our subsidiaries against fluctuations in interest rates;

     (3) Our indebtedness, matured or unmatured, whether or not contingent, evidenced by notes, debentures, bonds or similar instruments or bankers acceptances, letters of credit or similar facilities (or reimbursement agreements in respect thereof);

     (4) Our obligations as lessee under capitalized leases and under leases of property made as part of any sale and leaseback transactions;

     (5) Indebtedness of others of any of the kinds described in the preceding clauses (1) through (5) assumed or guaranteed by us; and

     (6) Renewals, extensions, modifications, amendments and refundings of, and indebtedness and obligations of a successor person issued in exchange for or in replacement of, indebtedness or obligations of the kinds described in the preceding clauses (1) through (5), unless the agreement pursuant to which any such indebtedness described in clauses (1) through
  (5) is created, issued, assumed or guaranteed and expressly provides that such indebtedness is not senior or superior in right of payment to the notes;

provided, however, that the following shall not constitute Senior Indebtedness:

     (A) Any of our indebtedness or obligations in respect of the notes;

     (B) Any of our indebtedness to any of our subsidiaries or other affiliates;

     (C) Any of our indebtedness that is subordinated or junior in any respect to any other indebtedness; and

     (D) Any of our indebtedness incurred for the purchase of goods or materials in the ordinary course of business.

  If the Trustee (or paying agent if other than the Trustee) or any holder receives any payment of principal of, premium, if any, or interest with respect to the notes at a time when such payment is prohibited under the Indenture, such payment shall be held in trust for the benefit of, and shall be paid over and delivered to, the holders of Senior Indebtedness then outstanding or their representative as their respective interests may appear. After all Senior Indebtedness is paid in full and until the notes are paid in full, holders of the notes shall be subrogated (equally and ratably with all other indebtedness ranking equally with the notes) to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the holders of the notes have been applied to the payment of Senior Indebtedness.

  At June 30, 1999, our Senior Indebtedness consisted of various capital lease obligations aggregating approximately $2.1 million and the remaining $1.0 million installment due for our purchase of IntelliFrame.

  In addition, the notes will be structurally subordinated to all indebtedness and other liabilities, including trade accounts payable and lease obligations, of CNT's subsidiaries, as any right of CNT to receive any assets of its subsidiaries upon their liquidation or reorganization, and the consequent right of holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, except to the extent that CNT is itself recognized as a creditor of that subsidiary, in which case the claims of CNT will still be subordinate to any security interest in the assets of such subsidiary senior to that held by CNT.

  No provision contained in the Indenture or the notes will affect our obligation, which is absolute and unconditional, to pay, when due, principal of, premium, if any, and interest on the notes. The subordination provisions of the Indenture and the notes will not prevent the occurrence of any Default or Event of Default under the Indenture or limit the rights of the Trustee or any other holder, subject to the provisions described herein, to pursue any other rights or remedies with respect to the notes.

  The Indenture does not prohibit or limit the incurrence of any indebtedness by us or our subsidiaries.

Provisional Redemption by Us

  We may redeem the notes, in whole or in part, at any time prior to August   ,
2002, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the Redemption Date (the "Provisional Redemption Date") if the closing price of the common stock shall have exceeded 150% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the notice of provisional redemption (the "Notice Date," which date shall be no more than 60 nor less than 30 days prior to the Provisional Redemption Date).

  Upon any Provisional Redemption, we will make an additional payment in cash (the "Make-Whole Payment") with respect to the notes called for redemption to
holders on the Notice Date in an amount equal to $      per $1,000 principal
amount of notes, less the amount of any interest actually paid on such note prior to the Notice Date. We will be obligated to make the Make-Whole Payment on all notes called for provisional redemption, including any notes converted after the Notice Date and prior to the Provisional Redemption Date.

Optional Redemption by Us

  At any time on or after August , 2002, we have the option to redeem the notes on at least 30 but not more than 60 days' notice, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), together with accrued interest to the date fixed for redemption if redeemed on or after:

      Date                                                      Redemption Price
      ----                                                      ----------------
      August   , 2002..........................................         %
      August   , 2003..........................................         %

  If fewer than all the notes are to be redeemed, the Trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot or, in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of such notes, such converted portion shall be deemed to be taken from the portion selected for redemption. No sinking fund is provided for the notes.

Repurchase at Option of Holders upon a Change of Control

  Upon the occurrence of a Change of Control, each holder of notes shall have the right to require us to repurchase such holder's notes in whole or in part in integral multiples of $1,000 at a purchase price in cash in an amount equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase, pursuant to an offer (the "Change of Control Offer") made in accordance with the procedures described below and the other provisions in the Indenture.

  A "Change of Control" means an event or series of events in which:

  . Any "person" or "group" (as such terms are used in sections 13(d) and 14(d) of the Exchange Act) acquires "beneficial ownership" (as determined in accordance with Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of our directors (the "Voting Stock") other than acquisitions by CNT, its subsidiaries or its employee benefit plans; or

  . We consolidate with or merge into any other corporation or business entity (other than any merger which is effected solely to change the jurisdiction of incorporation of CNT), or convey, transfer or lease all or substantially all of our assets (determined on a consolidated basis) to any person, or any other corporation or business entity merges with or into us, and, in the case of any such transaction, our outstanding common stock is changed or exchanged as a result, unless our shareholders immediately before such transaction own, directly or indirectly, more than 50% of the combined voting power of the outstanding voting securities of the corporation or business entity resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction;

provided that a Change in Control shall not be deemed to have occurred if either:

  . The closing price per share of the common stock for any five trading days within the period of ten consecutive trading days ending immediately after the announcement of such Change of Control shall equal or exceed 105% of the conversion price of the notes in effect on each such trading day; or

  . At least 90% of the consideration in the Change of Control transaction consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market, and as a result of such transaction, the notes become convertible solely into such common stock.

  Within 30 days following any Change of Control, unless we have given the holders notice of our irrevocable intention to redeem all outstanding notes as described under "Optional redemption by us," we shall send by first-class mail, postage prepaid, to the Trustee and to each holder of notes, at such holder's address appearing in the security register, a notice (the "Change of Control Notice") stating, among other things, that a Change of Control has occurred, the purchase price, the purchase date, which shall be a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, and certain other procedures that a holder of notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

  We will comply, to the extent applicable, with the requirements of Rule 13e-4 under the Exchange Act and other securities laws or regulations in connection with the repurchase of the notes as described above.

  CNT may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by CNT may, to the extent permitted by applicable law, be reissued or resold or may, at CNT's option, be surrendered to the trustee for cancellation. Any notes surrendered as aforesaid may not be reissued or resold and will be canceled promptly.

  The foregoing provisions would not necessarily afford holders of the notes protection in the event of a highly leveraged or other transaction involving CNT that may adversely affect holders.

  Our future indebtedness may contain prohibitions of certain events that would constitute a Change of Control or require us to offer to repurchase such indebtedness upon a Change of Control. Moreover, the exercise by the holders of notes of their rights to require us to purchase the notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such purchase on us. Finally, our ability to pay cash to holders of notes upon a purchase may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Furthermore, the Change of Control provisions may in certain circumstances make more difficult or discourage a takeover of us and the removal of the incumbent management.

Certain Covenants

  Merger, consolidation and sale of assets. We shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our assets (determined on a consolidated basis), whether in a single transaction or a series of related transactions, to any person unless:

  . Either we are the resulting, surviving or transferee person (the
    "Successor Company") or the Successor Company is a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States or any State thereof or the District of Columbia, and the Successor Company (if not us) expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of our obligations under the Indenture and the notes, including the conversion rights described above under "Conversion of Notes;"

  . Immediately after giving effect to such transaction, no Event of Default has happened and is continuing; and

  . We deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Events of Default and Remedies

  An Event of Default is defined in the Indenture as being:

  . Default in payment of the principal of or premium, if any, on the notes when due at maturity, upon redemption or otherwise, including our failure to purchase the notes when required upon a Change of Control (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

  . Default for 30 days in payment of any installment of interest on the notes (whether or not such payment shall be prohibited by the subordination provisions of the Indenture);

  . Failure to provide a Change of Control Notice, whether or not such notice or payment pursuant to a Change of Control Offer shall be prohibited by the subordination provisions of the Indenture;

  . Failure to perform any other covenant in the Indenture continuing for 90 days after written notice by the Trustee or the holders of 25% in aggregate principal amount of the notes; and

  .Certain events involving the bankruptcy, insolvency or reorganization of us.

  The Indenture provides that the Trustee may withhold notice to the holders of notes of any default (except in payment of principal, premium, if any, or interest with respect to the notes) if the Trustee considers it in the interest of the holders of notes to do so.

  The Indenture provides that if any Event of Default shall have occurred and be continuing, the Trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of and premium, if any, on the notes to be due and payable immediately. At any time after a declaration of acceleration, but before a judgement or decree based on acceleration has been obtained, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration.

  The holders of a majority in principal amount of the notes then outstanding shall have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture provides that, subject to the duty of the Trustee following an Event of Default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the notes, unless the Trustee receives satisfactory indemnity against any associated loss, liability or expense.

Satisfaction and Discharge; Defeasance

  The Indenture will cease to be of further effect as to all outstanding notes except as to:

  .Rights of registration of transfer and exchange and our right of optional redemption;

  . Substitution of apparently mutilated, defaced, destroyed, lost or stolen notes;

  . Rights of holders of notes to receive payments of principal of, premium, if any, and interest on, the notes;

  . Rights of holders of notes to convert to common stock;

  . Rights, obligations and immunities of the Trustee under the Indenture;
    and

  . Rights of the holders of notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them;

if:

      (A) We will have paid or caused to be paid the principal of, premium, if any, and interest on the notes as and when the same will have become due and payable;

     (B) All outstanding notes (except lost, stolen or destroyed notes which have been replaced or paid) have been delivered to the Trustee for cancellation; or

     (C) (i) the notes not previously delivered to the Trustee for cancellation will have become due and payable or are by their terms to become due and payable within one year or are to be called for redemption under arrangements satisfactory to the Trustee upon delivery of notice and
  (ii) we will have irrevocably deposited with the Trustee, as trust funds, cash, in an amount sufficient to pay principal of and interest on the outstanding notes, to maturity or redemption, as the case may be.

  Such trust may only be established if such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument pursuant to which we are a party or by which the trust is bound, and we have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions related to such defeasance have been complied with.

  The Indenture will also cease to be in effect (except as described in clauses
(1) through (6) in the immediately preceding paragraph) and the indebtedness on all outstanding notes will be discharged on the 123rd day after the irrevocable deposit by us with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of notes, of cash, U.S. Government Obligations (as defined in the Indenture) or a combination thereof, in an amount sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the notes then outstanding in accordance with the terms of the Indenture and the notes ("legal defeasance"). Such legal defeasance may only be effected if:

  . Such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

  . We have delivered to the Trustee an opinion of counsel stating that (A) we have received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, based thereon, the holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge by us and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

  . We have delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not constitute a preferential transfer under Section 547(b) of the United States Bankrupcy Code; and

  . We have delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that we have complied with all conditions related to the defeasance.

  We may also be released from our obligations under the covenants described above under "Change of Control" and "Certain Covenants" with respect to the notes outstanding on the 123rd day after the irrevocable deposit by us with the Trustee, in trust, specifically pledged as security for, and dedicated solely to, the benefit of the holders of notes, of cash, U.S. Government Obligations or a combination thereof, in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of, premium, if any, and interest on the notes then outstanding in accordance with the terms of the Indenture and the notes ("covenant defeasance"). Such covenant defeasance may only be effected if:

  . Such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

  . We have delivered to the Trustee an Officers' Certificate and an opinion of counsel to the effect that the holders of notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance by us and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance had not occurred;

  . We have delivered to the Trustee an opinion of counsel to the effect that after the 123rd day following the deposit, the trust funds will not constitute a preferential transfer under Section 547(b) of the United States Bankrupcy Code; and

  . We have delivered to the Trustee an Officers' Certificate and an opinion of counsel stating that we have complied with all conditions related to the covenant defeasance.

Following such covenant defeasance, we will no longer be required to comply with the obligations described above under "Certain Covenants" and will have no obligation to repurchase the notes pursuant to the provisions described under "Change of Control."

  Notwithstanding any satisfaction and discharge or defeasance of the Indenture, our obligations described under "Conversion of Notes" will survive to the extent provided in the Indenture until the notes cease to be outstanding.

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Form, Denomination, Transfer, Exchange and Book-Entry Procedures

  Notes will be issued only in fully registered form, without interest coupons, in minimum denominations of $1,000 and integral multiples in excess thereof. Notes sold in the offering will be issued only against payment therefor in immediately available funds.

  The notes initially will be represented by one or more notes in registered, global form without interest coupons (each a "global note" and collectively, the "global notes"). The global notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

  Transfer of beneficial interests in the global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

  Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below under "--Exchange of Book-entry notes for Certificated Notes."

Exchange of Book-Entry Notes for Certificated Notes

  A beneficial interest in a global note may not be exchanged for a note in certificated form unless (1) DTC (A) notifies us that DTC is unwilling or unable to continue as depositary for the global note or (B) has ceased to be a clearing agency registered under the Exchange Act and in either case we thereupon fail to appoint a successor depository within 90 days; (2) we, at our option, notify the Trustee in writing that we elect to cause the issuance of our notes in certificated form; or (3) there shall have occurred and be continuing an Event of

Default or any event that after notice or lapse of time or both would be an Event of Default with respect to the notes. In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC, in accordance with its customary procedures.

  CERTAIN BOOK-ENTRY PROCEDURES FOR GLOBAL NOTES. THE DESCRIPTION OF THE OPERATIONS AND PROCEDURES OF DTC THAT FOLLOW ARE PROVIDED SOLELY AS A MATTER OF CONVENIENCE. THESE OPERATIONS AND PROCEDURES ARE SOLELY WITHIN THE CONTROL OF DTC AND ARE SUBJECT TO CHANGE BY IT FROM TIME TO TIME. WE TAKE NO
RESPONSIBILITY FOR THESE OPERATIONS AND PROCEDURES AND URGE INVESTORS TO CONTACT DTC OR ITS PARTICIPANTS DIRECTLY TO DISCUSS THESE MATTERS.

  DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants ("participants") and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

  DTC has advised us that its current practice, upon the issuance of a global note, is to credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global note to the accounts with DTC of the participants through which such interests are to be held. Ownership of beneficial

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interest in the global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominees, with respect to interests of participants, and the records of participants and indirect participants, with respect to interests of persons other than participants.

  AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR SUCH NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY SUCH GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES. Except in the limited circumstances described above, owners of beneficial interest in a global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders of the global notes, or any notes represented thereby, under the Indenture or the notes. Accordingly, each person owning a beneficial interest in the global note must rely on the procedures of DTC and, if such person is not a participant, those of the participant through which such person owns its interest, in order to exercise any rights of a holder under the Indenture or such note.

  Investors may hold their interests in the global note directly through DTC, if they are participants in such system, or indirectly through organizations that are participants in such system. All interests in a global note will be subject to the procedures and requirements of DTC.

  The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

  Cash payment of the principal of, interest on, or the redemption or repurchase of the global note will be made to DTC or its nominee, as the case may be, as the registered owner of the global note by wire transfer of immediately available funds on each relevant payment date. Neither we, the Trustee nor any of our respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note including any delay by DTC or any participant or indirect participant in identifying the beneficial ownership interests, and we and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

  We expect that DTC or its nominee, upon receipt of any cash payment of principal, interest or the redemption or repurchase price in respect of a global note representing any notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of DTC or its nominee (adjusted as necessary so that such payments are made with respect of whole notes only), unless DTC has reason to believe that it will not receive payment on such payment date. We also expect that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such participants.

  Redemption notices will be sent to DTC or its nominee. If less than all notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant in such issue to be redeemed.

  Neither DTC nor its nominee will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns DTC's, or its nominee's, consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

  Interests in the global notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in such interests will therefore settle in immediately available funds, subject to all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

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  DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange as described below and the conversion of notes, only at the direction of one or more participants to whose account with DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default, as defined above, under the notes, DTC reserves the right to exchange the global notes for notes in certificated form, and to distribute such notes to its participants.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

  Neither we, the Trustee nor any of our respective agents will have any responsibility for the performance by DTC, its participants or indirect participants of their respective obligations under the rules and procedures governing its operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

Modifications and Waivers of the Indenture

  The Indenture contains provisions permitting us and the Trustee, with the consent of the holders of not less than a majority in principal amount of the notes at the time outstanding, to modify the Indenture or any supplemental indenture or the rights of the holders of notes, and to waive certain past defaults of CNT, except that without the consent of the holder of each note so affected no such modification shall:

     .Extend the fixed maturity of any note;

     .Reduce the rate or extend the time of payment of interest thereon;

     .Reduce the principal amount thereof or premium, if any, thereon;

     .Reduce any amount payable upon redemption thereof;

     .Change our obligation to repurchase any note upon the happening of a Change of Control;

     .Impair or affect the right of a holder to institute suit for the payment thereof;

     .Change the currency in which the notes are payable;

     .Modify the subordination provisions of the Indenture in a manner adverse to the holders of notes; or

     .Impair the right to convert the notes into common stock subject to the terms set forth in the Indenture.

  In addition, no modification shall reduce the foregoing percentage of notes without the consent of the holders of all of the notes then outstanding.

  The holders of a majority in aggregate principal amount of the outstanding notes may waive compliance by CNT with certain restrictive provisions of the Indenture and may also waive any past defaults under the Indenture, except a default in the payment of principal, premium, if any, or interest.

Compliance Certificates

  The Indenture requires us to file annual officer certificates with the Trustee stating whether or not to the best knowledge of the officer executing the certificate we are in compliance with the terms and conditions of the Indenture. We must also notify the Trustee if we become aware of any default or Event of Default.

Governing Law

  The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York.

Concerning the Trustee

  U.S. Bank Trust National Association, the Trustee under the Indenture, has been appointed by us as the paying agent, conversion agent, registrar and custodian with regard to the notes. The Trustee and/or its affiliates provide, and may provide in the future, banking and other services to us in the ordinary course of their respective businesses.


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                          DESCRIPTION OF CAPITAL STOCK

  Upon consummation of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock and 1,000,000 shares of preferred stock. Following is a summary of the material provisions of our common stock, our preferred stock, our rights plan, the anti-takeover provisions of the Minnesota Business Corporation Act, our articles of incorporation and our bylaws.

Common Stock

  As of July 23, 1999, there were 23,440,093 shares of common stock outstanding held of record by approximately 1,000 shareholders of record. No shares of preferred stock are outstanding.

  Subject to preferences that may be applicable to any outstanding preferred stock, the holders of outstanding shares of common stock are entitled to the following rights:

  . to receive dividends out of assets legally available therefor at such times and in such amounts as our board of directors from time to time may determine;

  . one vote for each share held on all matters submitted to a vote of our shareholders; and

  . upon our liquidation, dissolution or winding-up, to share ratably in all assets remaining after payment of liabilities and the liquidation or redemption of any preferred stock.

  Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the outstanding shares of stock with voting rights can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Preferred Stock

  Our board of directors is authorized, without action by our shareholders, to designate and issue preferred stock in one or more series. The board of directors can designate the rights, preferences and privileges of the shares of each series and any qualifications, limitations or restrictions thereon.

  The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes could, among other things, have the effect of delaying, deferring or preventing a change in control. The issuance of preferred stock with voting or conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

Shareholder Rights Plan

  Out of the 1,000,000 authorized shares of preferred stock, we have 35,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with our shareholder rights plan set forth in our Rights Agreement, dated July 24, 1998, with ChaseMellon Shareholder Services, L.L.C. as rights agent.

  In July 1998, the board of directors adopted the shareholder rights plan and declared a dividend distribution of one preferred stock purchase right for each share of common stock to shareholders of record on August 10, 1998. Each share of common stock issued subsequent to such date, including the shares of common stock issuable upon conversion of the notes, includes a corresponding preferred stock purchase right. Each preferred stock purchase right entitles the registered holder to purchase from us 1/1000th of a share of the series A preferred stock at a price of $50.00 per unit, subject to adjustment. The rights become exercisable upon the earlier of:


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  .  the close of business on the tenth day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% or more of the outstanding common shares; or

  . the close of business of the tenth day following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding common shares.

  Upon exercise and payment of the then current purchase price for the right, the right holder will have the right to receive common stock (or, in some circumstances, cash, property or other securities of ours) having a value equal to two times the purchase price. Upon the occurrence of certain other events, each right holder shall have the right to receive, upon exercise and payment of the then current purchase price, common stock of the other party to the transaction having a value equal to two times the purchase price.

  We are entitled to redeem the rights in whole, but not in part, at a price of $0.01 per right, subject to adjustment, payable in cash or shares of our common stock, at any time prior to the earlier of the expiration of the rights in July 2008 or ten days following the time that a party has acquired beneficial ownership of 20% or more of the shares of common stock then outstanding. Any of the provisions of the Rights Agreement governing the rights may be supplemented or amended by us in our sole and absolute discretion. Such supplements or amendments by us may be made without the approval of the rights holders.

  The existence of the shareholder rights plan as well as the ability of the board of directors to issue preferred stock and the anti-takeover provision of Minnesota law described below may serve to discourage an acquisition of us or stock purchases in furtherance of an acquisition.

Business Combinations and Control Share Acquisitions Under the Minnesota Business Corporation Act

  As a public corporation, we are governed by the provisions of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act. These anti-takeover provisions could operate to deny shareholders the receipt of a premium on their stock and may also have a depressive effect on the market price of our stock. Section 302A.671 basically provides that the shares of a corporation acquired in a "control share acquisition" have no voting rights unless voting rights are approved by the shareholders in a prescribed manner. A "control share acquisition" is generally defined as an acquisition of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20% or more in the election of directors. Section 302A.673 prohibits a public corporation from engaging in a "business combination" with an "interested shareholder" for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions. An "interested shareholder" is a person who is the beneficial owner of 10% or more of a corporation's voting stock. Reference is made to the detailed terms of sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act.

Articles of Incorporation and Bylaws

  Our articles of incorporation and bylaws could make completion of an offer to acquire us more difficult. We believe that the benefits of increased protection from unfriendly or unsolicited proposals to acquire or restructure us outweigh the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

  Our articles of incorporation authorize, without action by the shareholders, the board of directors to designate and issue preferred stock in one or more series. Our board of directors can also issue shares of a class or series to holders of shares of another class or series to effectuate share dividends, splits or conversions of our outstanding shares. In addition, our articles of incorporation grant the board of directors the authority to adopt,

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

amend or repeal all or any of the bylaws, by a majority of its members present at a duly called meeting, subject to the power of the shareholders to change or repeal the bylaws. In addition, our bylaws provide that meetings of our shareholders may only be called by the board of directors, certain of our officers and shareholders holding not less than 3% of all outstanding voting shares.

  The provisions of the shareholder rights plan, our articles of incorporation, our bylaws and Minnesota law are intended to encourage potential acquirers to negotiate with us and to allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. Such provisions may also have the effect of discouraging acquisition proposals or delaying or preventing a change in control, which may harm our stock price.

Transfer Agent

  The transfer agent for our common stock is Chase Mellon Shareholder Services, L.L.C., Overpeck Centre, 85 Challenger Road, Ridgefield Park, New Jersey 07660, telephone number (800) 288-9541.

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                 MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

General

  The following is a summary of certain material U.S. federal income and estate tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which the notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Internal Revenue Code, the applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with holders that will acquire the notes at original issuance or common stock into which the notes may be converted. This summary does not purport to deal with all aspects of U.S. federal income taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it address tax considerations applicable to investors that may be subject to special tax rules, such as certain financial institutions, tax-exempt organizations, insurance companies, dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes, persons that have a "functional currency" other than the U.S. dollar, persons entitled to benefits under applicable income tax treaties or persons not holding the notes or common stock as capital assets for U.S. federal income tax purposes. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and we cannot assure you that the Internal Revenue Service will agree with such statements and conclusions.

  As used in this section of the prospectus, the term "U.S. holder" means a beneficial owner of a note or common stock who or that is for U.S. federal income tax purposes a citizen or resident of the United States, an entity treated as a domestic corporation or partnership, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all of the substantial decisions of the trust. The term "non-U.S. holder" means a holder of notes or common stock who or that is not a U.S. holder.

  The following discussion is for general information only. Investors considering the purchase of the notes should consult with their own tax advisors and financial planners with respect to the application of the U.S. federal income tax estate tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

  Interest. Interest on a note will be taxable to a U.S. holder as ordinary interest income in accordance with the U.S. holder's method of accounting for U.S. federal income tax purposes. We do not expect the notes to have any "original issue discount" for U.S. federal income tax purposes.

  Sale, exchange or redemption of a note. A U.S. holder generally will recognize capital gain or loss on the sale, redemption or other taxable disposition of a note in an amount equal to the difference, if any, between the U.S. holder's adjusted tax basis in the note and the amount received therefor (other than amounts attributable to accrued and unpaid interest on the notes, which will be treated as interest for U.S. federal income tax purposes). Subject to the market discount rules discussed under "U.S. Holders--Market discount" below, gain or loss, if any, recognized on the sale, redemption or other taxable disposition of a note generally will be long-term capital gain or loss if the note was held for more than one year as of the date of disposition.

  Market discount. If a U.S. holder acquires a note subsequent to its original issuance and the note's stated redemption price at maturity exceeds the U.S. holder's initial tax basis in the note by more than a de minimis amount, the U.S. holder generally will be treated as having acquired the note at a "market discount" equal to

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


such excess. Gain recognized on the disposition of a note that has "accrued market discount" will be treated as ordinary income, and not capital gain, to the extent of the accrued market discount. Unless the U.S. holder elects to accrue market discount on a constant yield basis, the accrued market discount generally would be the amount calculated by multiplying the market discount by a fraction, the numerator of which is the number of days the obligation has been held by the U.S. holder and the denominator of which is the number of days after the U.S. holder's acquisition of the obligation up to and including its maturity date. A U.S. holder who acquires a note with market discount can elect to include accrued market discount currently. If a U.S. holder does not make this election, it may be required to defer a deduction of interest on indebtedness incurred to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock. Prospective investors should be aware that the market discount rules may discourage others from purchasing the notes after the issuance.

  Conversion of the notes. A U.S. holder generally will not recognize gain or loss upon conversion of the notes into common stock, except with respect to cash received from us in lieu of a fractional share of common stock. The U.S. holder's tax basis in shares of common stock received upon conversion will be the same as the U.S. holder's adjusted tax basis of the notes converted (reduced by the portion of such basis allocable to any fractional common stock interest for which the U.S. holder receives a cash payment from us). The holding period of the common stock received in the conversion will include the holding period of the notes that were converted. A U.S. holder will recognize gain (or loss) upon a conversion to the extent that any cash paid in lieu of a fractional share of common stock exceeds (or is less than) its tax basis allocable to such fractional share.

  Distributions on common stock. We do not intend to pay dividend distributions on common stock. If we do make a distribution, it will be treated as a dividend taxable as ordinary income on the date of receipt, to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of such current or accumulated earnings and profits will first constitute a non-taxable return of capital to the extent of a U.S. holder's adjusted tax basis in the common stock and then will be treated as a capital gain realized on the disposition of the common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such U.S. holder's tax basis in such common stock. Subject to numerous limitations, to the extent distributions made by us are treated as dividends for U.S. federal income tax purposes, a U.S. holder that is taxed as a domestic corporation and that meets the applicable holding period and taxable income requirements could be entitled to a deduction in an amount equal to 70% of such dividend.

  Sale or exchange of common stock. Subject to the discussion under "U.S. Holders--Market discount" above, a U.S. holder of common stock received on conversion of a note who sells or otherwise disposes of such stock in a taxable sale or exchange will recognize capital gain or loss equal to the difference between the cash and the fair market value of any property received on such sale or exchange and the U.S. holder's tax basis in such stock. Such gain or loss will be long term capital gain or loss if the holding period for such common stock was more than one year. As long as a redemption of common stock is either not "essentially equivalent to a dividend" or "substantially disproportionate" for federal income tax purposes, it generally will be treated as a sale or exchange by the U.S. holder of the redeemed common stock.

  Adjustments in conversion price. The conversion price of the notes may change under certain circumstances. Adjustments that have the effect of increasing the proportionate interest of holders of the notes in our assets or earnings (for example, an adjustment following a distribution of property by us to our shareholders) could in some cases be treated as deemed distributions to U.S. holders of notes, for U.S. federal income tax purposes. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock can in some circumstances be treated as deemed distributions to U.S. holders of common stock, for such purposes. Such deemed distributions will be taxable as a dividend, return of capital or capital gain depending on our earnings

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and profits for federal income tax purposes. See the discussion above under
"U.S. Holders--Distributions on common stock."

  Information reporting and backup withholding. A U.S. holder of a note, or of common stock issued upon conversion of a note, may be subject to information reporting and possibly backup withholding. If applicable, backup withholding would apply at a rate of 31% with respect to dividends or interest on, or the proceeds of a sale, exchange, redemption, retirement, or other disposition of, such note or common stock, as the case may be, unless such U.S. holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies under penalties of perjury that such taxpayer identification number is correct and as to no loss of exemption from backup withholding, and otherwise complies with applicable backup withholding rules. Notwithstanding the foregoing, we will also impose backup withholding on payments made to a U.S. holder of notes or common stock if instructed to do so by the Internal Revenue Service. A failure to provide us with a correct taxpayer identification number can also subject a U.S. holder to penalties imposed by the Internal Revenue Service.


  Any amounts withheld under the backup withholding rules from a payment to U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability, if any, or will otherwise be refundable, provided that the requisite procedures are followed.

Non-U.S. Holders

  Payment of interest. The payment of interest on a note generally will not be subject to U.S. federal income tax withholding if:

  . the interest is not "effectively connected" with the conduct of a trade or business within the United States by the non-U.S. holder;

  . the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all outstanding classes of our stock entitled to vote;

  . the non-U.S. holder is not a controlled foreign corporation that is related to us actually or constructively through stock ownership; and

  . either (A) the beneficial owner of the note certifies to us or our agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on Internal Revenue Service Form W-8 (or on a suitable substitute form) or (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the note and certifies under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payer with a copy thereof.

If these requirements cannot be satisfied, interest on the notes generally will be subject to U.S. federal income tax withholding at a 30% rate.

  Conversion of notes. A non-U.S. holder generally will not be subject to U.S. federal income tax withholding on the conversion of a note into common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock on conversion, such cash may give rise to gain that would be subject to the rules discussed below under "Non-U.S. Holders--Sale or exchanges of notes or common stock."

  Adjustment of conversion price. The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. In such case, the deemed distribution would be subject to the rules described below under "Non-U.S. Holders--Distributions on common stock."

  Distributions on common stock. In general, distributions actually or deemed paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, to a non-U.S. holder of the common stock will be subject to U.S. federal income tax withholding at a 30% rate. Distributions in excess of such current or accumulated earnings and profits will first constitute a non-taxable return of capital to the extent of a U.S. holder's adjusted tax basis in the common stock and then will be treated as a capital gain realized on the disposition of the common stock. The portion of any distribution treated as a non-taxable return of capital will reduce such U.S. holder's tax basis in such common stock. See "Non-U.S. Holders--Sale or exchange of notes or common stock" below for a discussion of the U.S. federal income tax consequences of capital gain realized on the sale of common stock.

  Effectively connected income. Interest on the notes and dividends on the common stock paid to a non-U.S. holder and "effectively connected" with the non-U.S. holder's conduct of a trade or business in the United States will not be subject to U.S. federal income tax withholding at a 30% rate. Rather, such interest and dividends will be subject to U.S. federal income tax at regular, graduated rates applicable to U.S. persons. Such interest and dividends paid to non-U.S. holders that are corporations may also, under certain circumstances, be subject to an additional 30% "branch profits tax."

  Sale or exchange of notes or common stock. A non-U.S. holder generally will not be subject to U.S. federal income tax withholding on gain realized upon the sale or exchange of a note or common stock (including the receipt of cash in lieu of a fractional share of common stock upon a conversion of a note) unless the non-U.S. holder is

  . a nonresident alien individual who is present in the United States for 183 or more days in the taxable year in which the gain is realized and certain other conditions are present, or

  . the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to expatriates.

Any gain realized by a non-U.S. holder on the disposition of our common stock generally will be subject to U.S. federal income taxation if we have been, currently are or become a "United States real property holding corporation" for U.S. federal income tax purposes and the non-U.S. holder owns more than 5% of our common stock. We believe that we have not been and we are not a United States real property holding corporation and do not currently anticipate becoming a United States real property holding corporation for U.S. federal income tax purposes.

  U.S. estate taxes. A note held by an individual who is a non-U.S. holder at the time of his or her death will not be includible in the decedent's gross estate for U.S. estate tax purposes, provided that such holder did not at the time of death actually or constructively own 10% or more of the combined voting power of all of our outstanding classes of stock entitled to vote. Common stock actually or beneficially held (other than through a foreign corporation) by a non-U.S. holder at the time of his or her death (or previously transferred subject to certain retained rights or powers) generally will be subject to U.S. federal estate tax.

  Information reporting and backup withholding. We must report annually to the Internal Revenue Service and to each non-U.S. holder any interest and dividends paid with respect to a note or common stock, respectively, and that is subject to U.S. federal income tax withholding or that is exempt from such tax. We also report to the Internal Revenue Service and to each non-U.S. holder such income paid which is exempt from federal income tax withholding because it is "effectively connected" with such non-U.S. holder's U.S. trade or business.

  A non-U.S. holder will not be subject to Internal Revenue Service information reporting and backup withholding at a 31% rate if the payor has received appropriate certification statements from or on behalf of the non-U.S. holder and provided that the payor does not have actual knowledge that the non-U.S. holder is a U.S. person. The payment of the proceeds from the disposition of the notes or common stock to or through the U.S. office of any U.S. or foreign broker will be subject to information reporting and possibly backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person" will not be subject to Internal Revenue Service information reporting or backup withholding. For this purpose, a "U.S. related person" is

  . a "controlled foreign corporation" for U.S. federal income tax purposes or

  . a non-U.S. person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from the activities that are "effectively connected" with the conduct of a U.S. trade or business.

  In the case of the payment of proceeds from the disposition of notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, U.S. Treasury Regulations require Internal Revenue Service information reporting on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person (absent actual knowledge that the payee is a U.S. person).

  Prospective final regulations. The U.S. Treasury Department has issued final regulations that modify the non-U.S. holder information reporting and requirements imposed on non-U.S. holders and certain intermediaries for establishing the recipient's status as a non-U.S. holder eligible for exemption from U.S. federal income tax withholding and backup withholding described above. These final regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. In general, these final regulations do not significantly alter the substantive withholding and information reporting requirements, but, rather, unify current certification procedures and forms and clarify reliance standards. In addition, these final regulations impose more stringent conditions on the ability of financial intermediaries acting for a non-U.S. holder to provide certifications on behalf of the non-U.S. holder, which may include entering into an agreement with the Internal Revenue Service to audit certain documentation with respect to such certifications. Prospective non-U.S. holders are urged to consult their own tax advisors and financial planners to determine the effect of the application of these final regulations to their particular circumstances.

                                 LEGAL MATTERS

  Certain legal matters in connection with the notes offered by this prospectus will be passed upon by Leonard, Street and Deinard Professional Association, Minneapolis, Minnesota, our counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Morrison & Foerster LLP, San Francisco, California.

                                    EXPERTS

  The consolidated balance sheets as of December 31, 1997 and 1998 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998 included in this prospectus have been included in reliance on the report of KPMG LLP, independent certified public accountants, and upon their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

  This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement as well as reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. You can obtain copies from the public reference room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of various fees. You can call the SEC at 1-800-732-0330 for further information about the public reference room. We are also required to file electronic versions of these documents with the SEC, which may be accessed through the SEC's World Wide Website at http://www.sec.gov. Our common stock is quoted on the Nasdaq National Market System.

  The SEC allows us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. Information that we file with the SEC with this prospectus or subsequent to the date of this prospectus will automatically update and supersede this information. This prospectus does not include all the information in the registration statement and documents incorporated by reference. You should refer to the documents and to the exhibits to the registration statement for a more complete understanding of the matter involved. We hereby incorporate by reference the documents listed below and any future filings made with the SEC prior to the termination of the offering under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

  The following documents filed with the SEC are incorporated by reference in this prospectus:

  1. Our Annual Report on Form 10-K for the year ended December 31, 1998 (File No. 0-13994).

  2 Our Proxy Statement dated April 1, 1999, filed in connection with our May 13, 1999 Annual Meeting of Shareholders.

  3 Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 (File No. 0-13994).

  4. Our Current Report on Form 8-K, filed with the SEC on May 25, 1999 (File No. 0-13994).

  We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to Sue Nelson, Investor Relations, Computer Network Technology Corporation, 605 North Highway 169, Suite 800, Minneapolis, Minnesota 55441, ph. (612) 696-6111, e-mail investor relations@cnt.com.

                       INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report...............................................  F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998, and March 31,
 1999 (unaudited)..........................................................  F-3

Consolidated Statements of Operations for the years ended December 31,
 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999
 (unaudited)...............................................................  F-4

Consolidated Statements of Shareholders' Equity and Comprehensive Income
 for the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1999 (unaudited)..........................................  F-5

Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998, and the three months ended March 31, 1998 and 1999
 (unaudited)...............................................................  F-6

Notes to Consolidated Financial Statements.................................  F-7

                          Independent Auditors' Report

The Board of Directors and Shareholders
Computer Network Technology Corporation:

  We have audited the accompanying consolidated balance sheets of Computer Network Technology Corporation and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Network Technology Corporation and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota
January 26, 1999

                    Computer Network Technology Corporation

                          Consolidated Balance Sheets

                     (in thousands, except per share data)

                                                December 31,     March 31,
                                                1997     1998      1999
                                               -------  -------  ---------
Assets                                                            (unaudited)
Current assets:
  Cash and cash equivalents..................  $ 4,790  $11,786   $14,190
  Marketable securities......................    6,034      576       760
  Receivables, net...........................   32,752   30,225    35,172
  Inventories................................   12,322   19,241    17,142
  Deferred tax asset.........................    2,284    3,138     3,138
  Other current assets.......................    1,377    1,274     2,035
                                               -------  -------   -------
    Total current assets.....................   59,559   66,240    72,437
                                               -------  -------   -------
Property and equipment, net..................   14,501   16,360    16,228
Field support spares, net....................    3,589    3,739     3,885
Deferred tax asset...........................    3,823    2,517     2,517
Goodwill and other intangibles, net..........    3,530    4,737     4,507
Other assets.................................      485      434       403
                                               -------  -------   -------
                                               $85,487  $94,027   $99,977
                                               =======  =======   =======
Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable...........................  $ 7,656  $ 7,565   $ 8,031
  Accrued liabilities........................   12,135   14,527    13,825
  Deferred revenue...........................    9,207    7,235     9,228
  Current installments of obligations under
   capital lease.............................      181      326       360
  Current installments of long-term debt.....      --     1,000     1,000
                                               -------  -------   -------
    Total current liabilities................   29,179   30,653    32,444
                                               -------  -------   -------
Obligations under capital lease, less current
 installments................................      701    1,816     1,725
Long-term debt, less current installments....      --     1,000       --
                                               -------  -------   -------
    Total liabilities........................   29,880   33,469    34,169
                                               -------  -------   -------
Shareholders' equity:
  Undesignated Preferred stock, authorized
   965 shares; none issued and outstanding...      --       --        --
  Series A Junior Participating Preferred
   Stock, authorized 35 shares, none issued
   and outstanding...........................      --       --        --
  Common stock, $.01 par value; authorized
   100,000 shares, issued and outstanding
   22,195 at December 31, 1997, 22,254 at
   December 31, 1998 and 22,782 at March 31,
   1999......................................      222      223       228
  Additional paid-in capital.................   54,439   54,921    58,120
  Unearned compensation......................      (35)    (355)     (748)
  Retained earnings..........................    1,412    6,141     8,838
  Accumulated other comprehensive income--
   foreign currency translation adjustment...     (431)    (372)     (630)
                                               -------  -------   -------
    Total shareholders' equity...............   55,607   60,558    65,808
                                               -------  -------   -------
                                               $85,487  $94,027   $99,977
                                               =======  =======   =======

       See accompanying notes to consolidated financial statements.

                    Computer Network Technology Corporation

                     Consolidated Statements of Operations

                     (in thousands, except per share data)

                                                          Three Months Ended
                                    December 31                March 31,
                              --------------------------  --------------------
                               1996     1997      1998      1998       1999
                              -------  -------  --------  ---------  ---------
                                                              (Unaudited)
Revenue:
  Product sales.............. $74,170  $68,787  $ 95,475  $  22,337  $  25,757
  Service fees...............  22,939   29,054    38,060      8,829     11,156
                              -------  -------  --------  ---------  ---------
    Total revenue............  97,109   97,841   133,535     31,166     36,913
                              -------  -------  --------  ---------  ---------
Cost of revenue:
  Cost of product sales......  25,843   22,472    30,935      6,854      8,612
  Cost of service fees.......  17,269   19,219    23,893      5,678      6,487
                              -------  -------  --------  ---------  ---------
    Total cost of revenue....  43,112   41,691    54,828     12,532     15,099
                              -------  -------  --------  ---------  ---------
Gross profit.................  53,997   56,150    78,707     18,634     21,814
                              -------  -------  --------  ---------  ---------
Operating expenses:
  Sales and marketing........  32,192   33,717    43,492     11,130     10,700
  Engineering and
   development...............  13,996   17,848    20,824      5,585      5,934
  General and
   administrative............   5,137    4,944     6,252      1,397      1,718
  Write-down of purchased
   technology................   2,720      --        --         --         --
  Purchased in-process
   research and development..     --     2,750       927        --         --
  Integration charges........     --     2,184       --         --         --
                              -------  -------  --------  ---------  ---------
    Total operating
     expenses................  54,045   61,443    71,495     18,112     18,352
                              -------  -------  --------  ---------  ---------
Income (loss) from
 operations..................     (48)  (5,293)    7,212        522      3,462
                              -------  -------  --------  ---------  ---------
Other income (expense):
  Interest income............   1,859    1,553       393         87        101
  Interest expense...........     (46)     (57)      (79)       (39)       (46)
  Other, net.................     259      (96)      113         21        571
                              -------  -------  --------  ---------  ---------
    Other income, net........   2,072    1,400       427         69        626
                              -------  -------  --------  ---------  ---------
Income (loss) before income
 taxes.......................   2,024   (3,893)    7,639        591      4,088
Provision (benefit) for
 income taxes................     664   (1,579)    2,910        222      1,391
                              -------  -------  --------  ---------  ---------
Net income (loss)............ $ 1,360  $(2,314) $  4,729  $     369  $   2,697
                              =======  =======  ========  =========  =========
Basic:
  Net income (loss) per
   share..................... $   .06  $  (.10) $    .21  $     .02  $     .12
                              =======  =======  ========  =========  =========
  Shares.....................  23,241   22,702    22,095     22,106     22,481
                              =======  =======  ========  =========  =========
Diluted:
  Net income (loss) per
   share..................... $   .06  $  (.10) $    .21  $     .02  $     .11
                              =======  =======  ========  =========  =========
  Shares.....................  23,557   22,702    22,572     22,243     25,203
                              =======  =======  ========  =========  =========

       See accompanying notes to consolidated financial statements.

                    Computer Network Technology Corporation

    Consolidated Statements of Shareholders' Equity and Comprehensive Income

                                 (in thousands)

                         Common Stock   Additional                       Accumulated Other
                         --------------  Paid-in     Unearned   Retained   Comprehensive
                         Shares  Amount  Capital   Compensation Earnings      Income        Total
                         ------  ------ ---------- ------------ -------- ----------------- -------
Balance, December 31,
 1995................... 22,929   $230   $58,151      $ --       $2,366        $(240)      $60,507
                         ------   ----   -------      -----      ------        -----       -------
Shares issued pursuant
 to the employee stock
 purchase plan and
 exercise of stock
 options and warrants,
 net of 22 shares
 redeemed...............    479      4     1,929        --          --           --          1,933
Tax benefits from
 employee stock
 transactions...........    --     --        292        --          --           --            292
Comprehensive income:
 Net income.............    --     --        --         --        1,360          --          1,360
 Translation adjustment,
  net of tax effect of
  $0....................    --     --        --         --          --            69            69
                                                                                           -------
Total comprehensive
 income.................    --     --        --         --          --           --          1,429
                         ------   ----   -------      -----      ------        -----       -------
Balance, December 31,
 1996................... 23,408   $234   $60,372      $ --       $3,726        $(171)      $64,161
                         ------   ----   -------      -----      ------        -----       -------
Shares issued pursuant
 to the employee stock
 purchase plan,
 restricted stock plan
 and exercise of stock
 options................    192      2       741        (42)        --           --            701
Repurchase of common
 stock.................. (1,405)   (14)   (6,674)       --          --           --         (6,688)
Compensation expense....    --     --        --           7         --           --              7
Comprehensive loss:
 Net loss...............    --     --        --         --       (2,314)         --         (2,314)
 Translation adjustment,
  net of tax effect of
  $0....................    --     --        --         --          --          (260)         (260)
                                                                                           -------
Total comprehensive
 loss...................    --     --        --         --          --           --         (2,574)
                         ------   ----   -------      -----      ------        -----       -------
Balance, December 31,
 1997................... 22,195   $222   $54,439      $ (35)     $1,412        $(431)      $55,607
                         ------   ----   -------      -----      ------        -----       -------
Shares issued pursuant
 to the employee stock
 purchase plan,
 restricted stock plan
 and exercise of stock
 options................    454      5     2,041       (401)        --           --          1,645
Tax benefits from
 employee stock
 transactions...........    --     --        195        --          --           --            195
Repurchase of common
 stock..................   (395)    (4)   (1,754)       --          --           --         (1,758)
Compensation expense....    --     --        --          81         --           --             81
Comprehensive income:
 Net income.............    --     --        --         --        4,729          --          4,729
 Translation adjustment,
  net of tax effect of
  $0....................    --     --        --         --          --            59            59
                                                                                           -------
Total comprehensive
 income.................    --     --        --         --          --           --          4,788
                         ------   ----   -------      -----      ------        -----       -------
Balance, December 31,
 1998................... 22,254   $223   $54,921      $(355)     $6,141        $(372)      $60,558
                         ------   ----   -------      -----      ------        -----       -------
Shares issued pursuant
 to the employee stock
 purchase plan,
 restricted stock plan
 and exercise of stock
 options (unaudited)....    528      5     3,199       (462)        --           --          2,742
Compensation expense
 (unaudited)............    --     --        --          69         --           --             69
Comprehensive income
 (unaudited):
Net income..............    --     --        --         --        2,697          --          2,697
Translation adjustment,
 net of tax effect of
 $0.....................    --     --        --         --          --          (258)         (258)
                                                                                           -------
Total comprehensive
 income.................    --     --        --         --          --           --          2,439
                         ------   ----   -------      -----      ------        -----       -------
Balance, March 31, 1999
 (unaudited)............ 22,782   $228   $58,120      $(748)     $8,838        $(630)      $65,808
                         ======   ====   =======      =====      ======        =====       =======

          See accompanying notes to consolidated financial statements.

                    Computer Network Technology Corporation

                     Consolidated Statements of Cash Flows

                                 (in thousands)

                                                                Three Months
                                  Years Ended December 31,     Ended March 31,
                                 ----------------------------  ----------------
                                   1996      1997      1998     1998     1999
                                 --------  --------  --------  -------  -------
                                                                 (Unaudited)
Operating Activities:
  Net income (loss)............  $  1,360  $ (2,314) $  4,729  $   369  $ 2,697
  Depreciation and
   amortization................     7,960     7,384     8,856    2,089    2,509
  Tax benefits from employee
   stock transactions..........       292       --        195      --       --
  Compensation expense.........       --          7        81       43       69
  Write-down of purchased
   technology..................     2,720       --        --       --       --
  Purchase of in-process
   research and development....       --      2,750       927      --       --
  Change in deferred taxes.....    (2,303)   (2,630)       82      --       --
  Changes in operating assets
   and liabilities:
    Receivables................       356    (8,337)    2,585   (1,613)  (5,151)
    Inventories................        83    (1,493)   (6,919)    (983)   2,099
    Other current assets.......       655      (468)      115      (47)    (761)
    Accounts payable...........     1,255     3,008      (137)   1,415      466
    Accrued liabilities........     1,653     1,871     2,381   (3,107)    (702)
    Deferred revenue...........    (1,932)    2,025    (1,972)   2,361    1,993
                                 --------  --------  --------  -------  -------
      Cash provided by
       operating activities....    12,099     1,803    10,923      527    3,219
                                 --------  --------  --------  -------  -------
Investing Activities:
  Additions to property and
   equipment...................    (4,922)   (7,565)   (6,424)  (1,949)  (1,719)
  Additions to field support
   spares......................    (2,220)   (1,797)   (2,358)    (663)    (574)
  Additions to purchased
   technology..................       --     (1,550)     (538)    (151)     --
  Acquisition of business, net
   of cash provided............       --    (11,412)      169      --       --
  Proceeds from sale of vision
   product line................       --      2,000       --       --       --
  Purchase of marketable
   securities..................   (50,671)  (12,190)  (18,054)     --      (184)
  Redemption of marketable
   securities..................    42,902    36,374    23,512    6,034      --
  Other........................      (303)      434        51        5       31
                                 --------  --------  --------  -------  -------
      Cash provided by (used
       in) investing
       activities..............   (15,214)    4,294    (3,642)   3,276   (2,446)
                                 --------  --------  --------  -------  -------
Financing Activities:
  Payments for repurchases of
   common stock................       --     (6,688)   (1,758)    (550)     --
  Repayment of long-term debt..       --        --        --       --    (1,000)
  Proceeds from issuance of
   common stock................     1,933       701     1,645       13    2,742
  Repayments of obligations
   under capital leases........       --       (107)     (181)     (63)     (57)
                                 --------  --------  --------  -------  -------
      Cash provided by (used
       in) financing
       activities..............     1,933    (6,094)     (294)    (600)   1,685
                                 --------  --------  --------  -------  -------
Effects of exchange rate
 changes.......................        69       (60)        9       (5)     (54)
                                 --------  --------  --------  -------  -------
Net increase (decrease) in cash
 and cash equivalents..........    (1,113)      (57)    6,996    3,198    2,404
Cash and cash equivalents--
 beginning of period...........     5,960     4,847     4,790    4,790   11,786
                                 --------  --------  --------  -------  -------
Cash and cash equivalents--end
 of period.....................  $  4,847  $  4,790  $ 11,786  $ 7,988  $14,190
                                 ========  ========  ========  =======  =======

          See accompanying notes to consolidated financial statements.

                    Computer Network Technology Corporation

                   Notes to Consolidated Financial Statements

                       December 31, 1996, 1997, and 1998

  (Information as of and subsequent to March 31, 1999 and for the three months ended March 31, 1998 and 1999 is unaudited)

              (tabular amounts in thousands except per share data)

(1)Summary of Significant Accounting Policies

  Description Of Business

  Computer Network Technology Corporation is a leading worldwide provider of high-performance Storage Area Networking (SAN) solutions, Enterprise Application Integration (EAI) tools, and world class services.

  Principles Of Consolidation

  The accompanying consolidated financial statements include the accounts of Computer Network Technology Corporation and its subsidiaries (together, the Company). All significant intercompany balances and transactions are eliminated in consolidation.

  Interim Financial Statements

  The accompanying unaudited financial statements as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal, recurring accruals) considered necessary for a fair presentation have been included. Results for the interim period are not necessarily indicative of results for an entire year.

  Revenue Recognition

  Revenue from product sales is generally recognized by the Company upon shipment or signed customer acceptance depending on the terms of the contract or purchase order. Revenue from software license agreements with original equipment manufacturers (OEM) for redistribution to the OEM's customers is recognized when the OEM reports delivery of the software to their customer. Service fees are recognized as revenue when earned, which is generally on a straight-line basis over the contracted service period. Deferred revenue primarily consists of the unearned portion of service agreements billed in advance to customers.

  Cash Equivalents

  The Company considers investments in highly liquid debt securities having an initial maturity of three months or less to be cash equivalents.

  Marketable Securities

  If significant, unrealized gains and losses on available-for-sale securities are excluded from earnings and are reflected as a separate component of shareholders' equity. Unrealized gains and losses on trading securities are included in earnings.

  Inventories

  Inventories are stated at the lower of cost (determined on a first in, first out basis) or market.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998

  Property And Equipment

  Property and equipment owned by the Company is carried at cost and depreciated using the straight-line method over two to eight years. Leasehold improvements are amortized using the straight-line method over the terms of the respective leases. Expenditures for repairs and maintenance are charged to expense as incurred.

  Field Support Spares

  Field support spares are carried at cost and depreciated using the straight-line method over three years.

  Goodwill And Other Intangibles

  Goodwill represents the excess of purchase price over the fair value of net assets acquired and is amortized using the straight-line method over periods ranging from five to 20 years. Purchased technology and other identifiable intangible assets are carried at cost and amortized using the units of production or straight-line methods over periods ranging from three to seven years.

  The Company assesses the potential impairment of its goodwill and other intangible assets based on anticipated cash flows from operations. No impairment charges were recorded in 1997 or 1998. The Company recorded an impairment charge in 1996 of $2,720,000 because it determined that certain purchased technology assets were impaired due to changing market conditions and evolving customer requirements for SNA, Internet and open systems gateway products.

  Allowance For Returns And Credit Losses

  An allowance is made for potential returns and uncollectible accounts based on current and historical experience. The allowance for returns and credit losses at December 31, 1997 and 1998 was $2,979,000 and $1,225,000,
  respectively.

  Engineering And Development

  The Company accounts for engineering and development costs in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" (SFAS No. 86). The Company has expensed all engineering and development costs to date, as costs which meet the capitalization criteria outlined in SFAS No. 86 have not been significant.

  Foreign Currency

  The financial statements of the Company's international subsidiaries have been translated into U.S. dollars in accordance with the provisions of Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (SFAS No. 52). Under SFAS No. 52, assets and liabilities are translated into U.S. dollars at year-end exchange rates, while equity accounts are translated at historical rates. Income and expenses are translated at the average exchange rates during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity.

  Foreign currency transaction gains and losses are included in determining net income (loss). The Company recorded foreign currency transaction losses in 1996 and 1997 of $99,000 and $45,000 respectively. The Company recorded a foreign currency transaction gain in 1998 of $110,000.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998


  Income Taxes

  Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

  Stock Compensation Plans

  The Company accounts for its stock based compensation awards in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) and provides the footnote disclosures required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123).

  Reclassifications

  Certain prior year amounts have been reclassified to conform to the current year presentation.

  Use Of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

  Net Income (Loss) Per Share

  Basic net income (loss) per share is computed based on the weighted average number of common shares outstanding, while diluted net income (loss) per share is computed based on the weighted average number of common shares outstanding plus potential dilutive shares of common stock. Potential dilutive shares of common stock include stock options which have been granted to employees and directors and awards under the employee stock purchase plan.

  Comprehensive Income

  On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) which established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of the Company's net income (loss) and foreign currency translation adjustment and is presented in the consolidated statements of shareholders' equity and comprehensive income. SFAS No. 130 only requires additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations. Prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

  Segment Information

  On January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131) which requires a new basis for determining reportable business segments based on the management approach. SFAS No. 131 only requires additional disclosures in the consolidated financial statements, it does not affect the Company's financial position or results of operations. Disclosures required under SFAS No. 131 have been provided for all periods presented.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998


(2)Components of Selected Balance Sheet Accounts

                                                    December 31,
                                                   ---------------  March 31,
                                                    1997    1998      1999
                                                   ------- ------- -----------
                                                                   (unaudited)
   Inventories:
     Components and subassemblies................. $ 6,572 $ 9,490   $ 5,723
     Work in process..............................   1,657   4,095     2,747
     Finished goods...............................   4,093   5,656     8,672
                                                   ------- -------   -------
                                                   $12,322 $19,241   $17,142
                                                   ======= =======   =======
   Property and equipment:
     Machinery and equipment...................... $17,882 $22,944   $22,920
     Office and data processing equipment.........  14,221  16,610    18,367
     Furniture and fixtures.......................   1,432   1,698     1,685
     Leasehold improvements.......................   2,096   2,293     2,282
                                                   ------- -------   -------
                                                    35,631  43,545    45,254
     Less accumulated depreciation and
      amortization................................  21,130  27,185    29,026
                                                   ------- -------   -------
                                                   $14,501 $16,360   $16,228
                                                   ======= =======   =======
   Field support spares:
     Field support spares......................... $11,985 $14,343   $15,093
     Less accumulated depreciation................   8,396  10,604    11,208
                                                   ------- -------   -------
                                                   $ 3,589 $ 3,739   $ 3,885
                                                   ======= =======   =======
   Goodwill and other intangibles:
     Purchased technology......................... $ 2,250 $ 3,478   $ 3,478
     Goodwill.....................................   1,085   1,515     1,515
     Identifiable intangibles.....................     600     867       867
                                                   ------- -------   -------
                                                     3,935   5,860     5,860
     Less accumulated amortization................     405   1,123     1,353
                                                   ------- -------   -------
                                                   $ 3,530 $ 4,737   $ 4,507
                                                   ======= =======   =======
   Accrued liabilities:
     Compensation................................. $ 5,955 $ 7,687   $ 7,212
     Income taxes.................................   1,950   3,725     4,038
     Integration..................................   1,769     430       430
     Other........................................   2,461   2,685     2,145
                                                   ------- -------   -------
                                                   $12,135 $14,527   $13,825
                                                   ======= =======   =======

(3)Marketable Securities

  At December 31, 1997, the Company's marketable securities consisted of investments in corporate debt and U.S. government and agency securities of $5,034,000 and $1,000,000, respectively. At December 31, 1998, the
  Company's marketable securities consist of a mutual fund investment that seeks to provide a return corresponding to the Standard & Poors 500 stock price index. The Company intends to use any gain or loss from this investment to directly offset the investment gain or loss owed to participants under the

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998

  Company's executive deferred compensation plan. At December 31, 1998, the fair value of the investment was $576,000. The investment has been classified as a trading security in accordance with SFAS No. 115.

  The amount of gross unrealized gains and losses with respect to the Company's investments in marketable securities at December 31, 1997 and 1998 were not significant. The Company realized no significant gains or losses from the sale of marketable securities during the three year period ended December 31, 1998. Proceeds from the sale of marketable securities during 1996, 1997, and 1998 were $23,042,000, $26,252,000 and $8,093,000, respectively.

(4)Acquisitions

  Apertus

  Effective October 24, 1997, the Company acquired substantially all of the assets (including in-process research and development) and assumed certain liabilities of the Internet Solutions Division of Apertus Technologies Incorporated (Apertus), a provider of Internet-to-mainframe connectivity products and Web access to legacy applications. The purchase price totaled $16,429,000 including a cash payment of $11,412,000 and assumption of $5,017,000 of liabilities and related acquisition costs. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include the results of Apertus since October 24, 1997. The purchase price was to allocated the fair value of the assets and liabilities acquired as follows:

      Current assets................................................... $10,488
      Property and equipment...........................................   1,000
      Other assets.....................................................     672
      Identifiable intangibles and goodwill............................   1,519
      In-process research and development..............................   2,750
      Current liabilities..............................................  (5,017)
                                                                        -------
      Cash paid........................................................ $11,412
                                                                        =======

  The Company allocated $2,750,000 of the Apertus purchase price to acquired in-process research and development to reflect the value of Enterprise/Connect which was approximately 80% complete at the time of the acquisition. At the date of acquisition, the technological feasibility of Enterprise/Connect had not been attained, and the technology had no alternative future use. Enterprise/Connect is a family of products bundled together to provide a solution for access from a dispersed TCP/IP network to legacy based systems. The allocation to in-process research and development was based on the present value of the net operating cash flows to be generated by Enterprise/Connect during its estimated useful life. At the time of the acquisition, the remaining cost to complete development of Enterprise/Connect was estimated to be $800,000. The Company completed development of Enterprise/Connect in 1998.

  IntelliFrame

  Effective December 3, 1998, the Company acquired all of the outstanding stock of IntelliFrame Corporation (IntelliFrame), a start-up software and services company which develops technology for legacy systems integration with client/server and Internet technologies. The purchase price of $2,000,000 will be paid in two installments of $1,000,000 each in January 1999 and 2000. The acquisition was accounted for as a purchase and the consolidated financial statements of the Company include the results

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998

  of IntelliFrame since December 3, 1998. The purchase price was allocated to the fair value of the assets and liabilities acquired as follows:

      Net tangible assets........................................... $  148
      Identifiable intangibles and goodwill.........................  1,295
      In-process research development...............................    927
      Deferred tax liability........................................   (370)
                                                                     ------
      Installments payable.......................................... $2,000
                                                                     ======

  The Company has allocated $927,000 of the IntelliFrame purchase price to acquired in-process research and development to reflect the value of process dynamics which was approximately 75% complete at the time of the acquisition. At the date of acquisition, the technological feasibility of process dynamics had not been attained, and the technology had no alternative future use. Process dynamics is a new technology that manages business logic and process workflow for improved development and deployment of large e-commerce and customer relationship management applications. The allocation to in-process research and development was based on the present value of the net operating cash flows to be generated by process dynamics during its estimated useful life. At the time of the acquisition, the remaining cost to complete development of process dynamics was estimated to be approximately $500,000. The Company presently anticipates that a beta version of process dynamics will be available in the second half of 1999.

  Two employees, who were former shareholders of IntelliFrame, will be eligible for aggregate bonus payments of up to $12,000,000 through December 31, 2001 if future revenues from the Company's EAI products exceed defined targets. The potential bonus payments increase to a maximum of $16,000,000 if the Company were to divest any portion of the EAI product line during 1999. The full bonus payments set forth above are conditioned upon the employment of these individuals through July 1, 2000.

  Pro Forma Results

  The following table presents the consolidated results of operations of the Company for 1997 and 1998 on an unaudited pro forma basis as if the acquisitions of IntelliFrame and Apertus took place at the beginning of each year:

                                                           Unaudited Pro Forma
                                                           --------------------
                                                             1997       1998
                                                           ---------  ---------
      Total revenue....................................... $ 117,163  $ 133,575
      Net income (loss)...................................   (11,052)     4,284
      Net income (loss) per share......................... $    (.49) $     .19

  The unaudited pro forma results of operations are for comparative purposes only and do not necessarily reflect the results that would have been recorded had the acquisitions occurred at the beginning of the periods presented or the results which might occur in the future.

(5)Integration Activities

  Subsequent to the acquisition of Apertus in 1997, the Company decided to consolidate certain operations and recorded a charge of $2,184,000 for costs incurred to integrate existing businesses, including accruals for severance, facility closures and infrastructure integration. At December 31, 1998, the remaining accrual of $430,000 represents the present value of the difference between the remaining non-cancelable lease

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998

  obligation and anticipated rental income resulting from the proposed sublet of a leased facility assumed in the Apertus acquisition.

  In December 1997, the Company sold the assets and technologies relating to the vision line of products acquired from Apertus for $2,000,000 in cash, plus additional payments ranging from $1,500,000 to $2,000,000 through March 2001, depending upon the vision product line achieving a defined future revenue target. The Company did not recognize any gain or loss upon receipt of the initial $2,000,000 cash payment. During the three months ended March 31, 1999, the Company recognized other income in the amount of $667,000 upon receipt of its first additional payment from the sale of the vision product line. Any additional payments received will be recognized as other income.

(6)Leases

  The Company leases all office and manufacturing space and certain equipment under noncancelable capital and operating leases. Building leases have terms ranging from one to 16 years. At December 31, 1997 and 1998, leased capital assets included in property and equipment were as follows:

      Property and equipment:                                       1997  1998
      -----------------------                                       ---- ------
      Office and data processing equipment......................... $989 $2,430
      Less accumulated amortization................................  167    481
                                                                    ---- ------
                                                                    $822 $1,949
                                                                    ==== ======

  Future minimum lease payments, excluding executory costs such as real estate taxes, insurance and maintenance expense, by year and in the aggregate are as follows:

                                                                   Minimum
                                                              Lease Commitments
                                                              -----------------
      Year Ending December 31                                 Capital Operating
      -----------------------                                 ------- ---------
      1999..................................................  $  463   $ 3,478
      2000..................................................     632     3,784
      2001..................................................     632     3,046
      2002..................................................     499     2,362
      2003..................................................     372     2,287
      Thereafter............................................     --     15,547
                                                              ------   -------
      Total minimum lease payments..........................   2,598    30,504
      Less minimum sublease income..........................     --      1,115
                                                              ------   -------
      Net minimum lease payments............................   2,598   $29,389
                                                                       =======
      Less amounts representing interest at rates ranging
       from 5.69% to 9.77%..................................     456
                                                              ------
      Present value of minimum capital lease payments.......   2,142
      Less current installments.............................     326
                                                              ------
      Obligations under capital lease, less current install-
       ments................................................  $1,816
                                                              ======

  Rent expense under noncancelable operating leases, exclusive of executory costs, for 1996, 1997, and 1998, was $2,202,000, $2,765,000 and $3,122,000,
  respectively.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998


(7)Long Term Debt

  Effective December 3, 1998, the Company acquired all of the outstanding stock of IntelliFrame for $2,000,000. The first $1,000,000 installment was paid on January 4, 1999. The second $1,000,000 installment, plus interest at the rate of 4.33%, is due and payable on January 3, 2000.

(8)Shareholders' Equity

  Common Stock Repurchase

  On March 10, 1997 the Company's board of directors authorized the repurchase of up to 2,000,000 shares of the Company's common stock. As of December 31, 1998, the Company had repurchased 1,799,900 shares of its common stock for $8,446,000 pursuant to this authorization.

  Rights Plan

  On July 24, 1998 the board of directors adopted a shareholders rights plan pursuant to which rights were distributed as a dividend at the rate of one preferred share purchase right for each outstanding share of common stock of the Company. The rights will expire on July 23, 2008 unless extended, earlier redeemed or exchanged by the Company.

  Stock Options

  The Company's 1992 Stock Award Plan (the Award Plan) provides for the grant of stock options, restricted stock and stock based awards to officers, other employees, consultants, and independent contractors as determined by the compensation committee of the board of directors. A maximum of 6,200,000 shares of common stock are issuable under the terms of the Award Plan (7,000,000 as of May 13, 1999), of which no more than 500,000 shares may be issued as restricted stock or other stock based awards.

  All stock options granted under the Award Plan have an exercise price equal to fair market value on the date of grant, vest and become exerciseable over individually defined periods, and expire ten years from the date of grant. As of December 31, 1998, no restricted stock or stock based awards had been granted under the Award Plan.

  A summary of the status of the Company's outstanding stock options and related changes for each of the years in the three year period ended December 31, 1998 is presented below:

                                   1996              1997              1998
                             ----------------- ----------------- -----------------
                                     Weighted-         Weighted-         Weighted-
                                      Average           Average           Average
                                     Exercise          Exercise          Exercise
           Options           Shares    Price   Shares    Price   Shares    Price
           -------           ------  --------- ------  --------- ------  ---------
   Outstanding at beginning
    of year................  2,778     $6.28    3,368    $6.19   4,321     $5.42
   Granted.................  1,483      5.36    1,689     4.85   1,269      6.08
   Reissued................    --        --       310     4.94     --        --
   Exercised...............   (444)     3.38      (20)    3.80    (219)     4.66
   Canceled................   (449)     7.10   (1,026)    6.91    (399)     5.33
                             -----             ------            -----
   Outstanding at end of
    year...................  3,368     $6.19    4,321    $5.42   4,972     $5.63
                             =====             ======            =====
   Exercisable at end of
    year...................  1,368     $6.23    1,707    $5.90   2,388     $5.71
                             =====             ======            =====
   Weighted-average fair
    value of options
    granted during the
    year...................            $3.48             $2.77             $4.48

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998

  The following table summarizes information about stock options outstanding at December 31, 1998:

                                          Options Outstanding                Options Exercisable
                              ------------------------------------------- --------------------------
                                             Weighted-
                                              Average        Weighted-                  Weighted-
                                Number       Remaining        Average       Number       Average
   Range of Exercise Prices   Outstanding Contractual Life Exercise Price Exercisable Exercise Price
   ------------------------   ----------- ---------------- -------------- ----------- --------------
   $3.50--$4.99............      2,245          8.3            $4.60           858        $4.55
   $5.00--$7.99............      2,310          6.8            $5.89         1,395        $6.02
   $8.00--$13.88...........        417          8.4            $9.76           135        $9.85
                                 -----                                       -----
                                 4,972                                       2,388
                                 =====                                       =====

  As of June 9, 1999, there were 5,491,928 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $9.20 per share, of which options for 1,985,819 shares were currently exercisable.

  Restricted Stock Plan

  The 1997 Restricted Stock Plan (the Restricted Stock Plan) provides for the issuance of up to 100,000 shares of common stock to eligible employees. Shares issued under the Restricted Stock Plan are recorded at fair market value on the date of grant and generally vest over a four year period. Vesting for some grants may be accelerated if certain performance criteria are achieved. Compensation expense is recognized over the applicable vesting period. During 1997 and 1998, the Company issued 8,000 and 81,600 restricted shares under the Restricted Stock Plan, respectively, and recognized related compensation expense in 1997 and 1998 of $7,000 and $81,000, respectively. At December 31, 1998, there were 10,400 restricted shares available for grant under the terms of the Restricted Stock Plan.

  Employee Stock Purchase Plan

  The 1992 Employee Stock Purchase Plan (the Purchase Plan) allows eligible employees an opportunity to purchase an aggregate of 800,000 shares of the Company's common stock (1,100,000 as of May 13, 1999) at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock at the beginning or the end of each six month purchase period. Under the terms of the Purchase Plan, no participant may acquire more than 5,000 shares of the Company's common stock or more than $2,500 in aggregate fair market value of common stock (as defined) during any six month purchase period. Common shares sold to employees under the Purchase Plan in 1996, 1997 and 1998 were 57,456, 163,637 and 153,163, respectively.

  The fair value of each purchase right granted in 1996, 1997, and 1998 was $2.06, $1.66, and $1.57, respectively.

  Fair Value Assumptions

  In determining the compensation cost of stock option grants and shares sold to employees under the employee stock purchase plan, as specified by SFAS No. 123, the fair value of each award has been

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998

  estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in these calculations are summarized below:

                                                            1996   1997   1998
                                                            -----  -----  -----
      Risk free interest rate..............................  6.58%  6.42%  5.26%
      Expected life........................................  8.14   8.14   8.41
      Expected volatility.................................. 39.30% 39.30% 67.50%

  Stock Compensation

  The Company has elected to continue to account for its plans in accordance with APB No. 25. Accordingly, no compensation cost has been recognized in the Company's financial statements for stock compensation awards. Had compensation cost for the Company's stock-based compensation plans been recognized consistent with the fair value method of SFAS No. 123, the Company's net income (loss) and net income (loss) per basic and diluted share would have been reduced to the pro forma amounts indicated below:

                                                         1996    1997     1998
                                                        ------  -------  ------
      Net income (loss)--
        As reported.................................... $1,360  $(2,314) $4,729
        Pro forma...................................... $ (704) $(3,826) $2,580
      Net income (loss) per share--
        As reported
          Basic........................................ $  .06  $  (.10) $  .21
          Diluted...................................... $  .06  $  (.10) $  .21
        Pro forma
          Basic........................................ $ (.03) $  (.17) $  .12
          Diluted...................................... $ (.03) $  (.17) $  .11

  The pro forma disclosures presented above do not reflect the full impact of stock based compensation on the Company's reported results under the recognition provisions of SFAS No. 123 because compensation expense is reflected over the vesting period of the award and compensation expense for awards granted prior to January 1, 1995 is not considered.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998


(9)Net Income (Loss) Per Share

  The components of net income (loss) per basic and diluted share are as follows:

                                                          Weighted
                                                           Average
                                              Net Income   Shares    Per Share
                                                (Loss)   Outstanding  Amount
                                              ---------- ----------- ---------
   1996:
     Basic...................................  $ 1,360     23,241      $ .06
     Dilutive effect of employee stock
      purchase awards and options............      --         316        --
                                               -------     ------      -----
     Diluted.................................  $ 1,360     23,557      $ .06
                                               =======     ======      =====
   1997:
     Basic...................................  $(2,314)    22,702      $(.10)
     Dilutive effect of employee stock
      purchase awards and options............      --         --         --
                                               -------     ------      -----
     Diluted.................................  $(2,314)    22,702      $(.10)
                                               =======     ======      =====
   1998:
     Basic...................................  $ 4,729     22,095      $ .21
     Dilutive effect of employee stock
      purchase awards and options............      --         477        --
                                               -------     ------      -----
     Diluted.................................  $ 4,729     22,572      $ .21
                                               =======     ======      =====

(10)Income Taxes

  The components of income (loss) before income taxes and income tax expense (benefit) for each of the years in the three-year period ended December 31, 1998 consists of the following:

                                                         1996    1997     1998
                                                        ------  -------  ------
   Income (loss) before income taxes:
     U.S............................................... $2,396  $(3,517) $5,548
     Foreign...........................................   (372)    (376)  2,091
                                                        ------  -------  ------
       Total........................................... $2,024  $(3,893) $7,639
                                                        ======  =======  ======
   Income tax provision:
   Current:
     U.S............................................... $1,753  $  (592) $2,041
     Foreign...........................................     75      119     681
     State.............................................    376     (170)    511
                                                        ------  -------  ------
       Total current...................................  2,204     (643)  3,233
                                                        ------  -------  ------
   Deferred:
     U.S............................................... (1,285)    (741)   (289)
     State.............................................   (255)    (195)    (34)
                                                        ------  -------  ------
     Total deferred.................................... (1,540)    (936)   (323)
                                                        ------  -------  ------
       Total income tax expense (benefit).............. $  664  $(1,579) $2,910
                                                        ======  =======  ======

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998

  The reconciliation of the statutory federal tax rate and the effective tax rate for each of the years in the three year period ended December 31, 1998 is as follows:

                                                          1996   1997    1998
                                                          -----  -----   ----
   Statutory tax rate....................................  34.0% (34.0)% 34.0%
   Increase (decrease) in taxes resulting from:
     State taxes, net of federal tax benefit.............   4.0   (6.2)   4.2
     Foreign sales corporation........................... (13.7)  (6.7)  (6.5)
     Reduction in foreign net operating loss
      carryforwards......................................  38.6    --     --
     In-process research and development.................   --     --     4.1
     Change in valuation allowance....................... (31.3)   5.5    --
     Other...............................................   1.2     .8    2.3
                                                          -----  -----   ----
       Total.............................................  32.8% (40.6)% 38.1%
                                                          =====  =====   ====

  The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities as of December 31, 1997 and 1998 was as follows:

                                                                  December 31
                                                                 --------------
                                                                  1997    1998
                                                                 ------  ------
   Deferred tax assets:
     Inventory.................................................. $1,483  $1,261
     Purchased in-process research and development..............  1,128   1,163
     Accrued compensation.......................................    480   1,009
     Property and equipment.....................................    878     888
     Reserves for bad debts and sales returns...................    686     838
     Foreign net operating loss carryforwards...................    410     410
     Federal and state tax credits..............................    501     373
     Integration activities.....................................    493     176
     Other......................................................    458     533
                                                                 ------  ------
     Total gross deferred tax assets............................  6,517   6,651
     Valuation allowance........................................   (410)   (410)
                                                                 ------  ------
       Net deferred tax assets..................................  6,107   6,241
   Deferred tax liabilities:
     Purchased technology.......................................    --     (364)
     Other......................................................    --     (222)
                                                                 ------  ------
     Total gross deferred tax liabilities.......................    --     (586)
                                                                 ------  ------
       Net deferred income tax asset............................ $6,107  $5,655
                                                                 ======  ======

  At December 31, 1997 and 1998, the Company's valuation allowance was $410,000 due to the nonrecognition of the tax benefit associated with the loss from foreign operations. The Company has assessed its taxable earnings history and prospective future taxable income. Based on this assessment, management has determined that its other net deferred tax assets will be realized in future periods.

  The Company may be required to provide a valuation allowance for this asset in the future if it does not generate sufficient taxable income as planned.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998


(11)Success Sharing Bonus Plan

  The Company's Success Sharing Bonus Plan (the Plan) provides a formula for determination of cash bonus payments to eligible employees based on a defined percentage of a participant's qualifying base compensation multiplied by the CNT Performance Factor (CPF). The CPF is derived from a matrix formulated by the board of directors with axes consisting of defined levels of revenue growth and pre-tax profit.

  The success sharing bonus expense for 1996, 1997, and 1998 was $582,000, $43,000, and $1,673,000, respectively.

(12)401(k) and Deferred Compensation Plans

  The Company has a 401(k) salary savings plan which covers substantially all of its employees. The Company matches 50% of a participant's annual plan contributions up to an annual maximum per participant of $1,000 which vests over a four year period.

  The Company has also established an executive deferred compensation plan for selected key employees which allows participants to defer a substantial portion of their compensation each year. The Company matches 20% of a participant's annual plan contributions up to an annual maximum per participant of $10,000. Matching contributions vest over a four year period from the later of July 1, 1997 or the participant's date of hire. In addition, the Company provides participants with an annual earnings credit based on the investment indexes selected by the participant prior to the start of each plan year.

  The Company's expense under the 401(k) and deferred compensation plans for 1997 and 1998 was $380,000 and $570,000, respectively. The Company incurred no expense under these plans prior to 1997.

(13)Segment Information

  The Company has two reportable segments consisting of its Network Solutions and Enterprise Integration Solutions Divisions. The Network Solutions Division provides products and services that offer high speed open systems connectivity, access to legacy data and guaranteed data integrity for applications such as remote storage, disk mirroring and disaster recovery. The Enterprise Integration Solutions Division provides products and services that integrate legacy systems with client/server and internet technologies, including e-commerce and customer relationship management applications. The Company's two reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and market strategies.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998


  The accounting policies for the two reportable segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating profit or loss before special charges and income taxes.

                                                                Three months
                                   Year ended December 31,     ended March 31,
                                   --------------------------  ----------------
                                    1996     1997      1998     1998     1999
                                   -------  -------  --------  -------  -------
                                                                 (Unaudited)
   Revenue:
     Network Solutions...........  $82,079  $80,195  $103,022  $24,199  $29,245
     Enterprise Integration
      Solutions..................   15,030   17,646    30,513    6,967    7,668
                                   -------  -------  --------  -------  -------
       Total.....................  $97,109  $97,841  $133,535  $31,166  $36,913
                                   =======  =======  ========  =======  =======
   Operating Profit:
     Network Solutions...........  $ 5,849  $   458  $  7,857  $ 2,847  $ 2,781
     Enterprise Integration
      Solutions..................   (3,177)    (817)      282   (2,325)     681
     Special charges.............   (2,720)  (4,934)     (927)     --       --
                                   -------  -------  --------  -------  -------
       Total.....................  $   (48) $(5,293) $  7,212  $   522  $ 3,462
                                   =======  =======  ========  =======  =======
   Depreciation and Amortization:
     Network Solutions...........  $ 6,528  $ 6,200  $  7,251
     Enterprise Integration
      Solutions..................    1,432    1,184     1,605
                                   -------  -------  --------
       Total.....................  $ 7,960  $ 7,384  $  8,856
                                   =======  =======  ========
   Expenditures for Long-Lived
    Assets:
     Network Solutions...........  $ 6,259  $ 9,893  $  8,689
     Enterprise Integration
      Solutions..................      883    1,019       631
                                   -------  -------  --------
       Total.....................  $ 7,142  $10,912  $  9,320
                                   =======  =======  ========
   Assets (end of year):
     Network Solutions...........  $45,709  $60,980  $ 64,336
     Enterprise Integration
      Solutions..................    1,605   13,683    17,329
     Corporate...................   35,065   10,824    12,362
                                   -------  -------  --------
       Total.....................  $82,379  $85,487  $ 94,027
                                   =======  =======  ========
   Revenue:
     United States...............  $68,110  $69,015  $ 88,365
     United Kingdom..............    6,127    7,090    15,805
     France......................    3,530    1,849     5,479
     Other.......................   19,342   19,887    23,886
                                   -------  -------  --------
       Total.....................  $97,109  $97,841  $133,535
                                   =======  =======  ========
   Long-Lived Assets (end of
    year):
     United States...............  $13,167  $20,508  $ 23,208
     United Kingdom..............      874      835     1,058
     Other.......................      225      277       570
                                   -------  -------  --------
       Total.....................  $14,266  $21,620  $ 24,836
                                   =======  =======  ========

  During 1996, sales to one customer accounted for 18% of the Company's total revenue. No single customer accounted for more than 10% of the Company's total revenue in 1997 or 1998.

                    Computer Network Technology Corporation

                        December 31, 1996, 1997 and 1998


(14)Noncash Financing and Investing Activities and Supplemental Cash Flow Information

  Cash payments for interest expense in 1996, 1997, and 1998 were $46,000, $57,000 and $79,000, respectively.

  Tax refunds received, net of payments, in 1996 were $304,000. Cash payments for income taxes, net of refunds received in 1997 and 1998 were $986,000 and $331,000, respectively.

  During 1997 and 1998, the Company entered into capital lease obligations for equipment valued at $989,000 and $1,441,000, respectively.

(15)Disclosures about Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair values of financial instruments:

  Cash And Cash Equivalents, Marketable Securities and Long-Term Debt

  The carrying amount approximates fair value because of the short maturity of those instruments.

[Caption/Title: CNT's EAI Solutions: The Real Benefits

Graphic: Illustrative diagram showing the benefits of our EAI solutions. Under the caption is the following text: "Seeing the data in real time, in context, based on intelligent decision rules and in the most meaningful format for the user." Below the above text is the following text: "CNT's EAI software provides real time access to integrated enterprise information." Below that is a diagram comprised of a combination of graphical representations and text showing the flow of information from legacy information systems back to the end user. The first section of the diagram on the left has a diagram of a person at a computer terminal with the following text above the diagram: "Information access via

  . Web

  . Packaged CRM applications

  .New e-commerce applications"

To the right of the computer is a graphical representation of an eyeball which links to three rectangular boxes containing text. The top rectangle encloses the words "Graphical User Interfaces", the middle rectangle encloses the words "Integrated Application Views" and the bottom rectangle states: "Automated Workflow". To the right of the three rectangles is a vertically running rectangle enclosing the words "Back Office View Today." From the vertical rectangle are spokes running left and the following, represented graphically and textually: Mainframe, UNIX and NT.]

                  CNT(R), the Access and Data Delivery Company

             Connecting users, processors, storage and applications
                together, at any distance and at any speed. . .

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

  The table below sets forth the estimated expenses (except the SEC registration fee and the NASD listing fee, which are actual expenses) in connection with the offer and sale of our shares of common stock covered by this registration statement. The following expenses are being paid by us.

   SEC registration fee............................................... $ 24,198
   Legal fees and expenses............................................  200,000
   Accounting fees and expenses.......................................   50,000
   Nasdaq National Market listing fee.................................   17,500
   NASD filing fee....................................................    9,204
   Printing expenses..................................................   50,000
   Blue sky fees and expenses.........................................    5,000
   Miscellaneous expenses.............................................   19,098
                                                                       --------
     Total............................................................ $375,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

  Unless prohibited in a corporation's articles or bylaws, Minnesota Statutes, section 302A.521 requires indemnification of officers, directors, employees and agents, under certain circumstances, against judgments, penalties, fines, settlements and reasonable expenses (including attorney's fees and disbursements) incurred by such person in connection with a threatened or pending proceeding with respect to the acts or omissions of such person in his official capacity. The general effect of Minnesota Statutes, section 302A.521 is to reimburse (or pay on behalf of) directors and officers of the Registrant any personal liability that may be imposed for certain acts performed in their capacity as directors and officers of the Registrant, except where such persons have not acted in good faith.

  As permitted by the Minnesota Business Corporation Act, the Articles of Incorporation of Computer Network Technology Corporation eliminate the liability of our directors for monetary damages arising from any breach of fiduciary duties as a member of our board of directors (except as expressly prohibited by Minnesota Statutes, section 302A.251, subd. 4).

  The underwriting agreement, which is filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits.

 Exhibit Description
 ------- -----------
  1.1    Underwriting Agreement.*
  2.1    Agreement for Sale of Shares among Computer Network Technology
         Corporation and each of Scott Opitz and Alexsandr Elkin dated December
         3, 1998. (Incorporated by reference to Exhibit 2.1 to current report on Form 8-K dated December 3, 1998.)
  2.2    Asset Purchase Agreement by and between Computer Network Technology
         Acquisition I Corporation, Computer Network Technology Corporation and
         Apertus Technologies Inc. dated October 24, 1997. (Incorporated by reference to Exhibit 2.1 to current report on Form 8-K dated October
         24, 1997.)
  4.1    Rights Agreement between Computer Network Technology Corporation and
         Chase Mellon Shareholder Services, L.L.C., as Rights Agent including the form of Rights Certificate and the Summary of Rights to Purchase
         Preferred Shares. (Incorporated by reference to Exhibit 1 to Form 8-A dated July 29, 1998.)

  4.2    Form of Indenture for the   % Convertible Subordinated Notes Due
         2004.*
  5.1    Opinion of Leonard, Street and Deinard Professional Association
         regarding the legality of the   % Convertible Subordinated Notes Due
         2004 being registered.*
 10A     Lease Agreement dated November 30, 1990 by and between TOLD
         Development Company, a general partnership, and Computer Network
         Technology Corporation. (Incorporated by reference to Exhibit 10C to
         Form S-2 Registration Statement No. 33-41985.)
 10B     Computer Network Technology Corporation 401(k) Salary Savings Plan
         effective January 1, 1991. (Incorporated by reference to Exhibit 10F to Form S-2 Registration Statement No. 33-41985.)
 10C     Subscription Agreements of Kanematsu Electronics Ltd. and Kanematsu
         USA Inc. dated October 22, 1990. (Incorporated by reference to Exhibit
         10G to Form S-2 Registration Statement No. 33-41985.)
 10D     Amended 1992 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 99 to Form S-8 Registration Statement No. 333-59947.)
 10E     Amended 1992 Stock Award Plan. (Incorporated by reference to Exhibit
         99 to Form S-8 Registration Statement No. 333-59949.)
 10F     Sublease Agreement by and between ITT Consumer Financial Corporation and Computer Network Technology Corporation dated October 1, 1993.
         (Incorporated by reference to Exhibit 10X to Annual Report on Form 10-
         K for the year ended December 31, 1993.)
 10G     First Amendment to Sublease Agreement by and between ITT Consumer
         Financial Corporation and Computer Network Technology Corporation
         dated October 26, 1993. (Incorporated by reference to Exhibit 10Y to
         Annual Report on Form 10-K for the year ended December 31, 1993.)
 10H     Amendment No. 1 to Sublease Agreement by and between ITT Consumer
         Financial Corporation and Computer Network Technology Corporation
         dated February 9, 1994. (Incorporated by reference to Exhibit 10CC to
         Form 10Q for the quarterly period ended March 31, 1994.)
 10I     March 10, 1994 Incentive Stock Option Agreements. (Incorporated by
         reference to Exhibit 28.2 to Form S-8 Registration Statement No. 33-
         83266.)
 10J     March 10, 1994 Non-Qualified Stock Option Agreements. (Incorporated by
         reference to Exhibit 28.3 to Form S-8 Registration Statement No. 33-
         83266.)
 10K     Building Lease by and between Opus Northwest, L.L.C., and Computer
         Network Technology Corporation. (Incorporated by reference to Exhibit
         10A to Form 10Q for the quarterly period ended September 30, 1998.)

 Exhibit Description
 ------- -----------
 10L     Employment Agreement by and between Computer Network Technology
         Corporation and Thomas G. Hudson as amended. (Incorporated by reference to Exhibit 10Z to Form 10-Q for the quarterly period ended
         June 30, 1996.)
 10M     Lease Agreement between Teachers Realty Corporation and Computer
         Network Technology Corporation. (Incorporated by reference to Exhibit
         10AA to Form 10-Q for the quarterly period ended June 30, 1996.)
 10N     Description of Success Sharing Bonus Plan (Incorporated by reference to Exhibit 10Y to Form 10-K for the year ended December 31, 1997.)
 10O     Employment Agreement by and between Computer Network Technology
         Corporation and Mark Knittel. (Incorporated by reference to Exhibit
         10AA to Form 10-K for the year ended December 31, 1997.)
 10P     Executive Deferred Compensation Plan. (Incorporated by reference to
         Exhibit 10P to Form 10-K for the year ended December 31, 1998.)
 10Q     1999 Non-Qualified Stock Award Plan (Pending Board Approval).**
 10R-1   Form of Non-Qualified Stock Option Agreement dated May 13, 1999 for certain officers.**
 10R-2   Form of Non-Qualified Stock Option Agreement dated May 13, 1999 for a certain officer.**
 10S-1   Form of Incentive Stock Option Agreement dated May 13, 1999 for certain officers.**
 10S-2   Form of Incentive Stock Option Agreement dated May 13, 1999 for a certain officer.**
 10T     Employment Agreement dated December 3, 1998 by and between Scott Opitz and IntelliFrame Corporation. (Incorporated by reference to Exhibit
         10.3 to Form 8-K dated December 3, 1998.)
 10U     Employment Agreement dated December 3, 1998 by and between Alexsandr
         Elkin and IntelliFrame Corporation. (Incorporated by reference to
         Exhibit 10.4 to Form 8-K dated December 3, 1998.)
 10V     Employment Agreement dated March 16, 1998 by and between Nick V. Ganio and Computer Network Technology Corporation. (Incorporated by
         reference to Exhibit 10Q to Form 10-K for the year ended December 31,
         1998.)
 10W     1997 Restricted Stock Plan. (Incorporated by reference to Exhibit 99 to Form S-8 Registration Statement No. 333-59951.)

 12.1    Statement Regarding Computation of Ratios.**
 23.1    Consent of Leonard, Street and Deinard Professional Association
         (included in Exhibit 5.1).*
 23.2    Consent of KPMG LLP.**
 24.1    Power of Attorney of Patrick W. Gross.**
 24.2    Power of Attorney of Erwin A. Kelen.**
 24.3    Power of Attorney of Lawrence Perlman.**
 24.4    Power of Attorney of John A. Rollwagen.**
 25.1    Statement of Eligibility of Trustee.**

--------
*  To be filed by amendment.

**  Filed herewith.

***  Previously filed.

Item 17. Undertakings.

  Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling person of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as express in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declare effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on July 28, 1999.

                                          Computer Network Technology
                                           Corporation

                                                 /s/ Thomas G. Hudson
                                          By: _________________________________
                                                     Thomas G. HudsonChairman,
                                                     President and Chief
                                                     Executive Officer

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

                               POWER OF ATTORNEY

  KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Thomas G. Hudson, Gregory T. Barnum and Jeffrey
A. Bertelsen, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b), and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                         Title                Date


                                        Chairman of the
      /s/ Thomas G. Hudson               Board, Chief           July 28, 1999
-------------------------------------    Executive Officer
          Thomas G. Hudson               and Director
                                         (Principal
                                         Executive Officer)

                                        Vice President of
     /s/ Gregory T. Barnum               Finance, Chief         July 28, 1999
-------------------------------------    Financial Officer
          Gregory T. Barnum              and Corporate
                                         Secretary
                                         (Principal
                                         Financial Officer)

                                        Corporate Controller
    /s/ Jeffrey A. Bertelsen             and Treasurer          July 28, 1999
-------------------------------------    (Principal
        Jeffrey A. Bertelsen             Accounting Officer)

               /s/  *                   Director
-------------------------------------                           July 28, 1999
          John A. Rollwagen

               /s/  *                   Director
-------------------------------------                           July 28, 1999
          Patrick W. Gross

               /s/  *                   Director
-------------------------------------                           July 28, 1999
           Erwin A. Kelen

               /s/  *                   Director
-------------------------------------                           July 28, 1999
          Lawrence Perlman

*By
     /s/ Gregory T. Barnum
  ----------------------------------
          attorney-in-fact


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